
08043068

Eli Lilly and Company

2007 Annual Report

Notice of 2008 Annual Meeting

Proxy Statement

Answers That Matter.



On the Cover

Candy Edwards is a wife, mother, grandmother and self-taught artist with a passion for helping others. She also is a Cymbalta® patient.

Just two years ago, Candy developed a staph infection that kept her hospitalized and bedridden for several months. The infection was so severe that it nearly killed her. Although Candy survived, she found herself in a world of intense pain, fear, anger and despair. The spirited woman her family, friends and community knew so well soon became someone they hardly recognized. Candy lost interest in everything she cared about—even her family and her art.

"I cried all the time and I had terrible mood swings," said Candy. "I felt like I was in this deep hole—it was like I was pinned down. Suicide seemed to be the only way out."

Fortunately, Candy's husband of 30 years, Freddie, recognized that something was seriously wrong with the woman he loved, and he pleaded with her to talk to her doctor. Although she was reluctant at first to accept her diagnosis of depression and initially refused to take the medicine her doctor gave her, Candy eventually decided to give it a try.

Candy's doctor had prescribed Cymbalta, and she recalls that within a week, she could tell a difference.

"Cymbalta works for me," she said. The turning point was the day she woke up and decided to put on her make-up—something she hadn't done for nearly 6 months. "I finally started to feel like I was back."

Today, Candy is using her love of art to help raise awareness about highway safety in her home state of Georgia. She has created characters such as "Boostie," who promotes the importance of booster seats for young children, and "Buckley," a character who encourages motorists to wear seatbelts.

Candy isn't shy about telling her story to others, and by doing so she has become a source of hope and inspiration for others suffering from depression in her community.

"I always tell them to talk to their physician," Candy said. "If I hadn't sought help, I might have lost everything. I have my family and my life back. It was a blessing."

Year in Review

1 *Financial Highlights*
2 *Letter to Shareholders*
6 *Innovation at Lilly: The Portfolio and the Pipeline*
9 *Beyond Medicine: Providing Answers That Matter*

Financials

10 *Review of Operations*
14 *Consolidated Statements of Income*
19 *Consolidated Balance Sheets*
20 *Consolidated Statements of Cash Flows*
21 *Consolidated Statements of Comprehensive Income*
30 *Segment Information*
31 *Selected Quarterly Data*
32 *Selected Financial Data*
33 *Notes to Consolidated Financial Statements*
57 *Management's Reports*
58 *Report of Independent Registered Public Accounting Firm*

Proxy Statement

60 *Notice of 2008 Annual Meeting and Proxy Statement*
61 *General Information*
65 *Board of Directors*
69 *Highlights of the Company's Corporate Governance Guidelines*
77 *Directors and Corporate Governance Committee Matters*
78 *Audit Committee Matters*
80 *Compensation Committee Matters*
81 *Executive Compensation*
101 *Ownership of Company Stock*
102 *Items of Business To Be Acted Upon at the Meeting*
115 *Other Matters*

Corporate Information

124 *Senior Management and Board of Directors*
126 *Corporate Information*
127 *Annual Meeting Admission Ticket*

2007 Financial Highlights

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31	2007	2006	Change %
Net sales	$18,633.5	$15,691.0	19
Net sales—pro forma[1]	18,706.2	16,446.2	14
Research and development	3,486.7	3,129.3	11
Research and development as a percent of net sales	18.7%	19.9%	
Net income	$ 2,953.0	$ 2,662.7	11
Earnings per share—diluted	2.71	2.45	
Reconciling items[2]:			
Acquired in-process research and development	.63	—	
Asset impairments, restructuring, and other special charges	.15	.73	
Reduction in expected insurance recoveries for product liabilities	.06	—	
Pro forma adjustment as if the ICOS acquisition was completed on January 1, 2006[1]	(.01)	(.15)	
Adjusted earnings per share—diluted	3.54	3.03	17
Dividends paid per share	1.70	1.60	6
Capital expenditures	1,082.4	1,077.8	—
Employees	40,600	41,500	(2)

[1]Pro forma sales and earnings per share assume that the ICOS acquisition was completed January 1, 2006. The pro forma results are presented in order to provide additional insights into the underlying trends in the business.

[2]For more information on these reconciling items, see the Financial Results section of the Executive Overview on page 10.

Return on Assets and Shareholders' Equity
(ROA based on net income divided by quarterly average asset balance; ROE based on net income divided by average shareholders' equity)

Net income increased 11 percent in 2007 as compared to 2006. Net income, ROA, and ROE were impacted by strategic decisions to obtain the rights to several molecules and technologies in various clinical stages of development as described in footnote 3, as well as asset impairments, restructuring, and other related items. These strategic decisions resulted in charges of $1.05 billion that limited the growth of ROA to 1.0 percentage point, to a return of 12.2 percent, and caused a modest decline in ROE of 0.5 percentage points, to a return of 24.0 percent.


12.6%
28.4%
7.8%
17.5%
8.2%
18.2%
11.2%
24.5%
12.2%
24.0%
03
04
05
06
07

Products Launched This Decade Have Driven Our Sales Growth
($ millions)
Combined net sales of our products launched this decade—Cymbalta, Strattera, Alimta, Forteo, Xigris, Cialis, Symbyax, Byetta, and Yentreve—increased by 57 percent over 2006, representing $6.0 billion, or 32 percent of total net sales, compared with $3.8 billion, or 24 percent in 2006. Assuming our acquisition of ICOS occurred on January 1, 2006, the combined net sales of these products increased by 33 percent over 2006. Combined net sales of Gemzar, Humalog, Evista, and Actos increased 8 percent to $4.5 billion and represented 24 percent of sales. Zyprexa sales increased 9 percent in 2007.


Products Launched This Decade
Cymbalta, Strattera, Alimta, Forteo, Xigris, Cialis, Symbyax, Byetta, and Yentreve
Other Established Products Gemzar, Humalog, Evista, and Actos
Zyprexa
Other
$20,000
$15,000
$10,000
$5,000
0
03 04 05 06 07

To Our Shareholders

Eli Lilly and Company delivered outstanding results in 2007, highlighted by 14 percent pro forma sales growth, 17 percent growth in pro forma adjusted net income, and the movement of no fewer than 16 new molecules into clinical testing. Measured more broadly by the growth of our recently launched products in diverse markets, the success of our business development efforts, and the progress of discoveries through our development pipeline, 2007 was one of the most thoroughly successful years in Lilly's history.

Just as importantly in 2007, we asserted a new vision of the company—dedicated to improving outcomes for individual patients—and we accelerated the transformation of Lilly to realize this aspiration.

In this letter, we look forward to reporting on all of these accomplishments in more detail.

Leadership Transition

Near the end of 2007, we announced a leadership transition between us that had been carefully planned for some time. Sidney Taurel will retire as chief executive officer at the end of March 2008, turning over that role to John Lechleiter. Taurel will remain chairman of the board until the end of 2008.

Lechleiter assumes his new role as well prepared as any of his nine predecessors at the helm of Eli Lilly and Company. A Ph.D. chemist who joined Lilly in 1979 in process research and development (R&D), Lechleiter will redouble Lilly's commitment to develop first-in-class and best-in-class products. He also brings extensive experience in product development, regulatory affairs, and global operations. Already, he has held the reins as operational leader of Lilly for more than two years, a period of solid sales growth and steady performance in R&D, manufacturing, and marketing.

Our partnership in leading Lilly during the past two years has been close and fruitful, and the nature of our transition demonstrates a broader unity of purpose inside the company. Lilly's vision of delivering optimal outcomes for individual patients is not "Sidney's" or "John's." It is a vision that we share and one that embodies the promise of new science, the realities of the external environment, and the aspirations of our Lilly colleagues worldwide.

We also share a belief that the Lilly CEO's most important role is to continuously strengthen the company's founding values of excellence, integrity, and respect for people. In view of the expectations and scrutiny directed at our industry today, it has never been more important for everyone at Lilly to live up to these standards, demonstrating their best performance as well as conduct beyond reproach.

Financial Results

In 2007, Lilly sales increased 19 percent on a reported basis, to $18.634 billion. On a pro forma basis, which assumes we owned ICOS in both 2006 and 2007, our sales increased 14 percent, to $18.706 billion. Our sales growth outpaced the overall pharmaceutical sector in each of the world's largest markets—the U.S., Europe, and Japan—and we achieved a 7 percent increase in sales *volume* worldwide on a pro forma basis.

Demonstrating our continued commitment to grow sales faster than operating expenses, pro forma adjusted net income and earnings per share (EPS) both grew by 17 percent in 2007, to $3.863 billion and $3.54, respectively. On a reported basis, the growth was 11 percent, to $2.953 billion and $2.71. The pro forma adjusted results assume we owned ICOS for both years and also adjust for product liability expenses, asset impairments, and restructuring in both years as well as for charges related to the acquisition of compounds in development in 2007 (for a reconciliation, see page 1).

Product Performance

Lilly's top-selling product, Zyprexa, is beginning to face competition from generic formulations in some countries—notably Canada and Germany—but overall demand for this neuroscience therapy grew in markets outside the United States during 2007, helping to drive worldwide sales up 9 percent to $4.761 billion. In the U.S., a longstanding downward trend in Zyprexa's share of new retail prescriptions continued to slow in 2007, in spite of new competitive products, label changes, and negative advertising by trial lawyers.

Wider loss of patent protection on Zyprexa and other products early in the next decade heightens the importance of strong sales growth among our newer products—and they have risen to the challenge. Pro forma sales of Lilly products launched in this decade collectively grew by 33 percent in 2007 and represented 32 percent of our total sales, up from 28 percent in 2006.

Cymbalta remains of particular importance to Lilly's overall performance in the years ahead, and we are pleased that its success in 2007 is essentially unquali-

Products Launched This Decade Contributed $6.0 Billion in Sales During 2007

Products launched this decade include Cymbalta, Strattera, Alimta, Forteo, Xigris, Cialis, Symbyax, Byetta, and Yentreve. These products contributed $6.0 billion to net sales and continued to diversify our portfolio. Total worldwide Cialis product sales are included since our January 29, 2007 acquisition of ICOS.


26%
42%
32%
2007


28%
48%
24%
2006

☐ Products Launched This Decade
☐ Zyprexa
☐ All Other



John C. Lechleiter, Ph.D.
President and Chief Operating Officer

Sidney Taurel
Chairman of the Board and Chief Executive Officer

fied. Worldwide sales of Cymbalta grew by 60 percent in 2007, pushing it above the $2 billion mark in annual sales for the first time. We believe that the quality of our sales force interactions, our investment in advertising directly to consumers, and the product's strong access to formularies all play a role in its success—but no factor is more important than Cymbalta's ability to address important medical needs. The patient on the cover of this annual report is one of the many people whose health has improved with the help of Cymbalta.

Cymbalta also benefited in 2007 from the approval of new indications. The U.S. Food and Drug Administration (FDA) approved Cymbalta for generalized anxiety disorder and for maintenance treatment of major depressive disorder (MDD) in adults. In 2007, we also submitted Cymbalta for consideration as a treatment for fibromyalgia.

Lilly's cancer-fighting therapy Alimta was another very strong performer in 2007, growing by 40 percent worldwide to $854 million. Alimta is now approved in 86 countries; it is the worldwide market leader in second-line treatment of non-small cell lung cancer, and we are pursuing additional indications for other tumor types.

Our osteoporosis treatment Forteo, sold as Forsteo in some countries, had a good year as well, growing 19 percent in its fifth year on the market. Demonstrating our commitment to individual patient outcomes, we developed programs to improve adherence to treatment with Forteo—a major factor in determining its success—and saw significant improvements in the percentage of patients who continued to use the product for the optimal 18 to 24 months.

Byetta, the diabetes product Lilly co-developed with Amylin, achieved sales growth of 51 percent in 2007, mainly in the U.S. Sales outside the U.S. will begin to contribute on a larger scale, as we launched Byetta in 22 countries during 2007 and plan to launch in up to 45 more in 2008. We are pleased with Byetta's track record of market access and reimbursement—based on its favorable evaluation as a true breakthrough in the treatment of type 2 diabetes. Clinical research shows that Byetta is helping many patients achieve better glucose control while losing weight.

In our letter to you last year, we said that reaccelerating Lilly's larger diabetes business—based heavily on the Humalog insulin family—was a key goal. Lilly made progress against that goal in 2007, though we are not yet satisfied. Humalog is gaining share again in some markets, driving 20 percent growth outside the U.S. for 2007 as a whole and 32 percent in the fourth quarter. In the U.S., our total Humalog prescription volume grew in 2007 for the first time in four years, and we aim to sustain that trend along with gaining new-prescription market share.

Our summary of Lilly's progress in 2007 would not be complete without attention to the remarkable contributions of our Elanco Animal Health business unit. Elanco's worldwide sales reached nearly $1 billion in 2007, an increase of 14 percent. The acquisition in 2007 of Ivy Animal Health and the ongoing launches of products for companion animals—six are planned within four years—position Elanco for continued significant growth in the years ahead.

Pipeline Progress

The long-term health of any pharmaceutical company is determined by its R&D pipeline—the promise of future breakthroughs. By that measure, we believe that the outlook for Lilly is robust. In 2007, Lilly brought 16 new molecular entities (NMEs) into human trials—a record unparalleled in our history. We increased our portfolio of new molecules being tested on patients by nearly 50 percent, to 44, and in 2008 we are poised to add another 15 clinical candidates.

A highlight of our late-stage development in 2007 was the submission of prasugrel to the FDA for approval at year's end, after an all-out effort by Lilly's medical and regulatory affairs teams. Prasugrel (the proposed trademark is Effient™) is a potential new treatment for patients with acute coronary syndrome (ACS) who are undergoing angioplasty.

In addition to prasugrel, Lilly has seven other NMEs or NME-like therapies in Phase III trials or pending regulatory approval, including potential new treatments for osteoporosis, diabetes, multiple sclerosis, and non-Hodgkin's lymphoma, an inhaled version of insulin, a weekly formulation of Byetta, and a long-acting injectable form of Zyprexa. Lilly also has more than a dozen new indications, line extensions, and delivery devices in Phase III trials or under regulatory review.

If successful, most of those therapies will be approved between 2008 and 2011, further strengthening Lilly's product portfolio as older patents expire. At the same time, Lilly has the strongest mid-stage pipeline of molecules in its history, and we are accelerating the development of some of them in a concerted strategy. As a result, Lilly should have at least 10 NMEs in Phase III trials by 2011—with the goal of launching two novel medicines per year starting at that time, increasing to three per year in 2014.

Business Development

On the basis of increasing cash flow, Lilly invested nearly $3 billion in acquisitions and licensing during 2007 to strengthen our sales performance and our R&D pipeline. Most prominently, our successful integration of ICOS's operations allowed us to realize considerable efficiencies in the selling and marketing of Cialis—which posted a 25 percent increase in worldwide sales in 2007, to $1.216 billion.

Lilly's acquisition of Hypnion in 2007 gave us access to a promising new compound for sleep disorders as well as a broader presence in this area of research. In addition, we entered into licensing agreements with OSI Pharmaceuticals and MacroGenics to gain access to exciting compounds and research platforms focused on diabetes and various autoimmune diseases, with Glenmark Pharmaceuticals to obtain the rights to a portfolio of potential pain-fighting compounds, and with BioMS Medical on a potential therapy for multiple sclerosis.

Growing cash flow also allowed us to increase our quarterly dividend in the fourth quarter of 2007 by almost 11 percent, and it will give us continued freedom to seek growth opportunities and improved pipeline value through acquisitions and licensing in the years ahead.

Transformation

Earlier, we referred to Lilly's vision of becoming a truly patient-centered enterprise, focused on optimizing individual patient outcomes. While we realize that the achievement of this vision will take many years, we were pleased that 2007 brought early, tangible evidence of Lilly's transformation into a company that offers an unmistakable value proposition to the people who depend on its products.

For example, the effort to "tailor" our medicines to individual patients' needs—delivering the right drug at the right dose at the right time—is bearing fruit. This will lead to a clearer benefit/risk understanding for patients, doctors, and payers alike—based on a higher degree of confidence that a medicine will work effectively and with manageable side effects.

Lilly's large clinical trial of prasugrel is a great example. Completed in 2007, the so-called TRITON study yielded robust data on patients for whom the benefits of prasugrel clearly outweigh the risks; patients who benefited from the drug but who also had increased risk of bleeding (and might therefore be best served by a lower dose); and the small percentage of patients who did not appear to gain greater benefit from prasugrel compared to the potential risk.

Lilly also has made considerable progress in transforming itself from a fully-integrated pharmaceutical company—the old "FIPCO" model—into what we refer to as a fully-integrated pharmaceutical *network*—or "FIPNET." In the new model, we draw on a broad range of resources outside our company's walls—to increase our effective capacity and access to external capabilities, to reduce our level of risk and accelerate development, and ultimately to help lower our average cost of R&D per molecule.

Net Sales Per Employee Continue to Increase
($ thousands)

In 2007, we continued our focus on productivity, led by our team of Six Sigma black belts. Net sales per employee increased 21 percent to $459,000. The increase was attributable to the inclusion of Cialis sales since our acquisition of ICOS and a continued reduction in headcount.


+9%
$280
+11%
$311
+11%
$344
+10%
$378
+21%
$459
03 04 05 06 07

Some of this transformation involves fairly traditional outsourcing—for example, the early-stage development work of our ChemExplorer and PharmExplorer partnerships in China; and our discovery efforts with Jubilant in India. At the same time, however, we are pioneering new ways to share risks and rewards, such as our partnership with Nicholas Piramal. In exchange for milestone payments, and a royalty if a product reaches the market, this India-based company is developing selected molecules from our pipeline up to the end of Phase II—during which time we may opt to bring them back into our Lilly portfolio. Lilly has a similar risk-sharing collaboration with Suven Pharmaceuticals in Hyderabad, which will be expanded in 2008. And we have entered into a partnership in the preclinical arena with China's Hutchison MediPharma, focused on targets in oncology and inflammation.

The emergence of Lilly as the hub of a "FIPNET" should contribute as well to our productivity gains across the business. Since 2003, Lilly has reduced its headcount by about 11 percent worldwide, increased its net sales per employee by 64 percent, improved gross margin as a percent of sales, and reduced manufacturing, R&D, and administrative infrastructure while increasing overall output.

More than ever, Six Sigma is an invaluable discipline at Lilly, as an important driver of productivity and broader transformation. Since we started applying Six Sigma in 2005, Lilly has completed some 2,000 projects that are having an impact not just on expenses but also on improving sales, cutting R&D cycle times, and indeed improving all aspects of the business.

Jamming

Clearly, 2007 would have left us with very favorable memories in any case at Lilly—as a year of breakout performance and increased confidence in our transformation. The year ended on a particularly hopeful note, however, with a global "Vision Jam" involving more than 22,000 Lilly employees and contractors. Facilitated by IBM, the four-day, round-the-clock event brought together Lilly people in an online setting to brainstorm new ideas and explore them in an uninhibited way. The Jam left Lilly with literally thousands of fresh ideas, discussion threads, and well-argued debates focused on our transformation. Many of the ideas will be implemented before this report goes to press—and many more will follow quickly.

The Jam also left us more convinced than ever that Lilly has the necessary creativity and commitment among its people to *exceed* the expectations of our customers.

The difficult nature of Lilly's external environment has not changed in the last year. Populations, on average, are healthier and getting older throughout most of the world, driving demand for health care and therefore its overall cost. Prescription medicines generally account for a small share of total health care spending by governments and private insurers—and the use of our products often reduces spending on more expensive forms of treatment. Nevertheless, the pharmaceutical industry regularly experiences acute pressure on our reimbursement levels and market access almost everywhere we do business today. Unfortunately, we are often viewed as an easy target in attempts to limit spending in the near term or to assign blame for the inevitable shortcomings of health care systems overall. At the same time, the growing expectations of industry regulators have only added to the expense and complexity of pharmaceutical R&D.

At Lilly, we have chosen to regard such environmental realities not as excuses for decline but as motivators for our own performance and ongoing transformation. We cannot eliminate the underlying conditions that keep the pharmaceutical industry under pressure and scrutiny. But we can control our own expenses and improve the way we work. We can harness what we are learning about human biology to improve the efficacy and the benefit-risk profiles of products coming through our pipeline. We can do many things to improve how patients are diagnosed and therapies are used. We can help to improve patients' access to our products and to build understanding of our business practices through transparency. And we can take on more responsibility for the health care challenges facing society as a whole, as our corporate social responsibility report (see page 9) demonstrates.

If we do these things—and do them well—then Lilly will realize its vision of improving outcomes for individual patients even as we secure our own bright future.

For the Board of Directors,

Sidney Taurel
Chairman of the Board and Chief Executive Officer

John C. Lechleiter
President and Chief Operating Officer

Innovation at Lilly: The Portfolio and the Pipeline

Major Marketed Products *(Dates indicate the year of first global launch)*

2005	**Byetta®**	for type 2 diabetes for use in combination with a thiazolidinedione (2007) *(in collaboration with Amylin Pharmaceuticals, Inc.)*
2004	**Cymbalta®**	for major depressive disorder for diabetic peripheral neuropathic pain (2004) for generalized anxiety disorder (2007) for the maintenance treatment of major depressive disorder (2007) *(in collaboration with Quintiles Transnational Corp. in the U.S., Shionogi & Co. Ltd. in Japan, and with Boehringer Ingelheim elsewhere in the world)*
2004	**Alimta®**	for malignant pleural mesothelioma for second-line treatment of non-small cell lung cancer (2004)
2004	**Symbyax®**	for bipolar depression
2004	**Yentreve®**	for stress urinary incontinence (approved and launched outside the U.S.)
2003	**Cialis®**	for erectile dysfunction for once-daily use (2007)
2003	**Strattera®**	for attention-deficit hyperactivity disorder in children, adolescents, and adults
2002	**Forteo®**	for treatment of men and postmenopausal women with osteoporosis who are at high risk for a fracture
2001	**Xigris®**	for severe sepsis in adult patients at high risk of death
1999	**Actos®**	for type 2 diabetes *(in collaboration with Takeda outside the U.S.)*
1998	**Evista®**	for prevention of osteoporosis in postmenopausal women for treatment of osteoporosis in postmenopausal women (1999) for reduction in risk of invasive breast cancer in postmenopausal women with osteoporosis (2007) for reduction in risk of invasive breast cancer in postmenopausal women at high risk for invasive breast cancer (2007)
1996	**Zyprexa®**	for schizophrenia for acute bipolar mania (2000) Zyprexa® Zydis® tablet (2000) for schizophrenia maintenance (2001) as combination therapy with lithium or valproate for acute bipolar mania (2002) for bipolar maintenance (2003) Rapid-acting IntraMuscular formulation (2004) Zyprexa® granules (2004; launched in Japan only)
1996	**Humalog®**	Lyspro Rapid Acting Insulin for treatment of type 1 and type 2 diabetes Humalog® Mix 75/25 (1999) Humalog® Mix 50/50 (1999)
1995	**Gemzar®**	for non-small-cell lung cancer for pancreatic cancer (1996) for bladder cancer (1999; approved and launched outside the U.S.) for metastatic breast cancer (2003) for recurrent ovarian cancer (2004) for biliary tract cancer (2006; Japan)

1995	**ReoPro®**	for prevention of cardiac ischemic complications in patients undergoing coronary intervention, such as angioplasty for unstable angina associated with stent procedure (1997) *(in collaboration with Centocor, except in Japan)*
1987	**Humatrope®**	for growth failure caused by pediatric growth hormone deficiency for replacement therapy for adult growth hormone deficiency (1995) for short stature caused by Turner syndrome (1997) for idiopathic short stature (2003)
1983	**Humulin®**	for type 1 and type 2 diabetes

New Drug Applications Submitted For Review to the U.S. Food and Drug Administration

Duloxetine	for fibromyalgia
Olanzapine	for adolescent schizophrenia and bipolar disorder
Olanzapine LAI	long-acting injection delivery for schizophrenia
Olanzapine-Fluoxetine	for treatment-resistant depression
Pemetrexed disodium	for first-line treatment of non-small-cell lung cancer
Prasugrel	for prevention/reduction of atherothrombotic events in patients with acute coronary syndromes who undergo percutaneous coronary intervention (PCI) *(in collaboration with Daiichi Sankyo Company, Ltd.)*
Ruboxistaurin mesylate	for diabetic retinopathy
Teriparatide (rDNA origin) injection	for glucocorticoid-induced osteoporosis (GIOP)

Select Drug Candidates in Late-Stage Investigation

Arzoxifene	for the prevention and treatment of osteoporosis and breast cancer risk reduction
AIR® Inhaled insulin	for type 1 and type 2 diabetes *(in collaboration with Alkermes, Inc.)*
Duloxetine	for chronic pain
Enzastaurin	for poor prognosis patients with diffuse large B-cell lymphoma
Exenatide	for once-weekly dosing
MBP8208	for secondary progressive multiple sclerosis (SPMS) and relapsing-remitting multiple sclerosis (RRMS) *(in collaboration with BioMS Medical Corp.)*
Teplizumab	for type 1 diabetes *(in collaboration with MacroGenics)*

(continued next page)

Select Drug Candidates in Mid-Stage Investigation

A-beta antibody	for Alzheimer's disease
A-beta lowering (Gamma secretase inhibitor)	for Alzheimer's disease
Anti-CD20 (AME133v)	for non-Hodgkin's lymphoma (NHL)
ASAP	for solid tumors
Factor Xa inhibitor	for venous thromboembolism (VTE) prophylaxis, VTE treatment and atrial fibrillation stroke prophylaxis
Gemcitabine prodrug	for solid tumors
GLP-Fc analog	for type 2 diabetes
Glucokinase activator	for type 2 diabetes *(in collaboration with OSI Pharmaceuticals, Inc.)*
HY10275	for insomnia
IL-1 beta antibody	for rheumatoid arthritis
LP10152 (FGF-21)	for diabetes
mGlu2/3 prodrug	for schizophrenia
NERI IV	for depression (phase II); for ADHD (phase I)
OpRA II	for alcohol dependence
Survivin ASO	for solid tumors
TRPV1 antagonist	for treatment for various pain conditions, including osteoarthritic pain *(in collaboration with Glenmark Pharmaceuticals)*

Information is current as of January 31, 2008. The search for new drugs is risky and uncertain, and there are no guarantees. Remaining scientific and regulatory hurdles may cause pipeline compounds to be delayed or even to fail to reach the market.

Beyond Medicine: Providing Answers That Matter

Throughout our history, Lilly has been a leading corporate citizen. While our greatest contributions to society are breakthrough medicines for patients around the world, we realize that positive patient outcomes are about more than just medicine.

At Lilly, our corporate responsibility is focused on making a measurable difference in business and society. We are committed to operating our business at the highest standards, including being an industry leader in transparency, using our resources to strengthen the communities in which we live and work, and looking beyond our operations to help address health challenges.

While we regard this as a journey, we are proud of our record as a global corporate citizen. Here are some examples:

Commitment to Transparency

We continue to be an industry leader in transparency. In 2004, we were the first pharmaceutical company to publish online the results of all our clinical trials. We have an unwavering commitment to publicly disclosing medical research results—whether favorable or unfavorable for Lilly—in an accurate, objective, and balanced manner to ensure our customers have the information they need about our products.

In addition, in 2007 Lilly became the first pharmaceutical company to disclose publicly all of our grants to U.S. nongovernmental organizations, research institutions, and others. This information is available online at www.lillygrantoffice.com.

Philanthropy and Community Support

Lilly also continues to build on its long tradition of philanthropy and community support. According to the Chronicle of Philanthropy, the company's 2006 giving placed it sixth among the 91 major U.S. companies responding to its survey. In 2007, our philanthropic contributions totaled about $315 million, including about $240 million in products for patient assistance programs and international humanitarian causes. Our total 2007 giving represents about 6 percent of our adjusted income before taxes and has positioned Lilly once again as one of the most charitable companies in the world.

We also launched a new employee volunteer initiative called "Hands and Hearts," which aims to enhance employee involvement with nonprofit organizations while allowing us to track and measure results. By encouraging volunteerism, we strengthen our communities and increase the commitment and engagement of our workforce.

Improving Access to Medicines

Access to health care—and to affordable medicines—is a major problem in many countries, and Lilly has taken steps to assist. For example, in 2007, we helped more than 145,000 patients in the U.S. obtain medicines through six different assistance programs. These programs are part of a broader industry effort. Through the Partnership for Prescription Assistance program (PPARx), the pharmaceutical industry has helped more than 4 million people get affordable access to needed medicines. Additional information on PPARx may be found at www.pparx.org.

Fighting Multidrug-Resistant Tuberculosis (MDR-TB)

MDR-TB is a growing global health threat. Begun in 2003, Lilly's groundbreaking MDR-TB Partnership seeks to increase the supply and availability of two important medicines to treat the deadly disease in the hardest-hit countries. In March 2007, we increased our financial commitment by an additional $50 million. And in June, we announced the creation of an ambitious public–private consortium in Seattle to conduct early-phase discovery research of new medicines urgently needed to treat tuberculosis, including emerging resistant strains, with another $15 million investment—bringing our total contributions to $135 million. In 2007, our efforts were recognized by the Global Business Coalition, which described our MDR-TB program as a "superlative model" for other businesses to follow.

Supporting Novel Approaches in the Battle Against Diabetes

In keeping with Lilly's strong and historic commitment to diabetes, the Lilly Foundation is contributing up to $15 million to the American Academy of Family Physicians Foundation to establish "Peers for Progress," a program that will identify and train lay volunteers who have diabetes and empower them to be "diabetes mentors." These mentors will then assist other people with diabetes to better manage the emotional, social, and daily self-care demands of the disease. The goal of this ambitious initiative is to empower 200,000 volunteers, or 1 percent of Americans with diabetes, to become diabetes mentors and to expand this program globally. In addition, Lilly is providing an educational grant of $10 million to the International Diabetes Federation to fund "Project BRIDGES," a global effort to identify and share successful strategies for managing diabetes.

For a full report on Lilly's corporate citizenship initiatives, please visit www.lilly.com/about/citizenship.

Review of Operations

EXECUTIVE OVERVIEW

This section provides an overview of our financial results, significant business development, recent product and late-stage pipeline developments, and legal, regulatory, and other matters affecting our company and the pharmaceutical industry.

Financial Results

We achieved worldwide sales growth of 19 percent. This growth was primarily driven by volume increases in a number of key products, with a significant portion of this increase in volume resulting from the acquisition of ICOS. Our additional investments in marketing and selling expenses in support of key products, primarily Cymbalta® and the diabetes care products, contributed to this sales growth and enabled us to increase our investment in research and development 11 percent in 2007. While cost of sales and operating expenses in the aggregate grew at approximately the same rate as sales, other income—net decreased and the effective tax rate increased. As a result, net income and earnings per share increased 11 percent, to $2.95 billion, or $2.71 per share, in 2007 as compared with $2.66 billion, or $2.45 per share, in 2006. Net income comparisons between 2007 and 2006 are affected by the impact of the following significant items that are reflected in our financial results (see Notes 3, 4, and 13 to the consolidated financial statements for additional information):

2007

- We recognized asset impairments, restructuring, and other special charges of $98.2 million (pretax) in the fourth quarter, which decreased earnings per share by $.07. In the first quarter, we recognized similar charges associated with previously announced strategic decisions affecting manufacturing and research facilities of $123.0 million (pretax), which decreased earnings per share by $.08 (Note 4).
- We incurred a special charge following a settlement with one of our insurance carriers over Zyprexa® product liability claims, which led to a reduction of our expected product liability insurance recoveries. This resulted in a charge of $81.3 million (pretax), which decreased earnings per share by $.06 in the third quarter (Notes 4 and 13).
- We incurred in-process research and development (IPR&D) charges associated with our licensing arrangement with Glenmark Pharmaceuticals Limited India of $45.0 million (pretax) and our licensing arrangement with MacroGenics, Inc., of $44.0 million (pretax), which decreased earnings per share by $.05 in the fourth quarter (Note 3).

Six Products Exceed $1 Billion in Net Sales
($ millions)

Ten products and one product line exceeded $500 million in net sales during 2007. Six of these products—Zyprexa, Cymbalta, Gemzar, Humalog, Cialis, and Evista—exceeded $1 billion in 2007. At more than $1.1 billion in sales in 2007, Cialis reached "blockbuster" status in its fourth year on the market. Animal Health sales totaled $995.8 million in 2007, driven by increased demand, the acquisition of Ivy Animal Health, and new companion animal product launches.


$4,761
$2,103
$1,592
$1,475
$1,144
$1,091
$996
$985
$854
$709
$569
Zyprexa
Cymbalta
Gemzar
Humalog
Cialis
Evista
Animal Health
Humulin
Alimta
Forteo
Strattera

- We incurred IPR&D charges associated with the acquisition of Hypnion, Inc. (Hypnion), of $291.1 million (no tax benefit) and the acquisition of Ivy Animal Health, Inc. (Ivy), of $37.0 million (pretax), which decreased earnings per share by $.29 in the second quarter (Note 3).
- We incurred IPR&D charges associated with the acquisition of ICOS of $303.5 million (no tax benefit) and a licensing arrangement with OSI Pharmaceuticals of $25.0 million (pretax), which decreased earnings per share by $.29 in the first quarter (Note 3).

2006

- We recognized asset impairments, restructuring, and other special charges of $450.3 million (pretax) in the fourth quarter, which decreased earnings per share by $.31 (Note 4).
- In the fourth quarter, we incurred a charge related to Zyprexa product liability litigation matters of $494.9 million (pretax), or $.42 per share (Notes 4 and 13).

Late-Stage Pipeline Developments and Business Development Activity

Our long-term success depends, to a great extent, on our ability to continue to discover and develop innovative pharmaceutical products and acquire or collaborate on compounds currently in development by other biotechnology or pharmaceutical companies. We have achieved a number of successes with late-stage pipeline developments and recent business development transactions within the past year, including:

Pipeline

- On December 26, 2007, together with our collaboration partner Daiichi Sankyo Company, Limited, we submitted a New Drug Application (NDA) for prasugrel to the U.S. Food and Drug Administration (FDA). The proposed trademark for prasugrel is Effient™. The submission follows the release of results of the TRITON TIMI-38 Phase III head-to-head study of

FINANCIALS

prasugrel versus clopidogrel in November.

- In January 2008, the FDA approved Cialis® for once-daily use to treat erectile dysfunction. Cialis was approved by the European Commission for once-daily use in June 2007.
- In November, the FDA approved Cymbalta for the maintenance treatment of major depressive disorder in adults. In February, the FDA approved Cymbalta for the treatment of generalized anxiety disorder. During 2007, we submitted a Supplemental New Drug Application to the FDA for Cymbalta for the management of fibromyalgia.
- In October, with our collaboration partners Amylin Pharmaceuticals, Inc., and Alkermes, Inc., we announced positive results from a 30-week comparator study of once-weekly exenatide long-acting release injection and Byetta® (exenatide) injection taken twice daily in patients with type 2 diabetes.
- In the second quarter, we submitted NDAs to the FDA and the European Medicines Agency (EMEA) for approval of olanzapine (Zyprexa) long-acting injection.
- In September, the FDA approved Evista® for a new use to reduce the risk of invasive breast cancer in two populations: postmenopausal women with osteoporosis and postmenopausal women at high risk for invasive breast cancer.
- We submitted an application to the EMEA for centralized review of Alimta®, in combination with cisplatin, for the first-line treatment of non-small cell lung cancer.

Business Development

- In December, we entered into a licensing and development agreement with BioMS Medical Corp. whereby we acquired exclusive worldwide rights to a multiple sclerosis (MS) compound. The compound is currently being evaluated in two pivotal Phase III clinical trials in secondary progressive MS (SPMS) and one Phase II clinical trial in relapsing-remitting MS (RRMS). In connection with this agreement, we will incur a charge to earnings for acquired IPR&D of $87.0 million (pretax), which will be included as expense in the first quarter of 2008.
- In October, we entered into an agreement with Glenmark Pharmaceuticals Limited India whereby we acquired the rights to a portfolio of transient receptor potential vanilloid sub-family 1 (TRPV1) antagonist molecules, including a clinical-phase compound. The compound is currently in Phase II development as a potential next-generation treatment for various pain conditions, including osteoarthritic pain.
- In October, we entered into a global strategic alliance with MacroGenics, Inc., to develop and commercialize teplizumab, a humanized anti-CD3 monoclonal antibody, as well as other potential next-generation anti-CD3 molecules for use in the treatment of autoimmune diseases. As part of the arrangement, we acquired the exclusive rights to the molecule. Teplizumab is currently being studied in the PROTÉGÉ trial, a global pivotal Phase II/III clinical trial for individuals with recent-onset type 1 diabetes.
- In June, we completed the acquisition of Ivy Animal Health, Inc., a privately held applied research and pharmaceutical product development company focused on the animal health industry. The acquisition provides us with product lines that complement those of our animal health business.
- In April, we completed the acquisition of Hypnion, Inc., a privately held neuroscience drug discovery company focused on sleep disorders. The deal expands our presence in the area of sleep disorder research and provides ownership of a novel Phase II insomnia compound with a dual mechanism of action aimed at promoting better sleep onset and sleep maintenance.
- In January, we completed the acquisition of ICOS at a cost of approximately $2.3 billion. The acquisition brings the full value of Cialis to us and enables us to realize operational efficiencies in the further development, marketing, and selling of this product.
- In January, we licensed from OSI Pharmaceuticals its glucokinase activator (GKA) program for the treatment of type 2 diabetes, including the lead compound. Lilly received an exclusive license to develop and market any compounds derived from the GKA program.

LEGAL, REGULATORY, AND OTHER MATTERS

In October, the United States Supreme Court denied the petitions for certiorari that were filed by Teva Pharmaceuticals and Dr. Reddy's Laboratories, bringing to an end the two companies' challenges to the validity of Lilly's U.S. Zyprexa patent.

In June, we received notice of two court rulings by the Canadian Federal Court and the German Patent Court that permit the entry of generic olanzapine (Zyprexa) by competitors into the Canadian and German markets. Generic olanzapine is now available for sale by competitors in Canada and Germany.

We have reached agreements with claimants' attorneys involved in U.S. Zyprexa product liability litigation to settle a total of approximately 31,200 claims against us relating to the medication. Approximately 1,235 claims remain. As a result of our product liability exposures, since the beginning of 2005, we have recorded aggregate net pretax charges of $1.61 billion for Zyprexa product liability matters.

In March 2004, we were notified by the U.S. Attorney's office for the Eastern District of Pennsylvania (EDPA) that it had commenced an investigation relating to our U.S. marketing and promotional practices for Zyprexa, Prozac®, and Prozac Weekly™. In November 2007, we received a grand jury subpoena from the EDPA requesting documents related to Zyprexa.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA) continues to effectively provide a prescription drug benefit under the Medicare program (known as Medicare Part D). Various measures have been discussed and/or passed in both the U.S. House of Representatives and U.S. Senate that would impose additional pricing pressures on our products, including proposals to legalize the importation of prescription drugs and either allow, or require, the Secretary of Health and Human Services to negotiate drug prices within Medicare Part D directly with pharmaceutical manufacturers. Additionally, various proposals have been introduced that would increase the rebates we pay on sales to Medicaid patients. We expect pricing pressures at the federal and state levels to continue.

In 2007, the Centers for Medicare and Medicaid Services released a final rule seeking to implement sections of the Deficit Reduction Act of 2005. This rule relates to the Medicaid program and among other things, sets out a methodology for the calculation and use of Average Manufacturer Price and Best Price for pharmaceuticals. We have implemented the final rule, which has the effect of reducing net selling prices for Medicaid sales; however, we do not expect the impact to be material to our consolidated results of operations, liquidity, or financial position.

International operations also are generally subject to extensive price and market regulations, and there are many proposals for additional cost-containment measures, including proposals that would directly or indirectly impose additional price controls or reduce the value of our intellectual property protection.

OPERATING RESULTS—2007

Sales

Our worldwide sales for 2007 increased 19 percent, to $18.63 billion, driven primarily by the inclusion of Cialis since our January 29, 2007 acquisition of ICOS and sales growth of Cymbalta, Zyprexa, Alimta, Gemzar®, and Humalog®. Worldwide sales volume increased 12 percent, while selling prices and foreign exchange rates each increased sales by 3 percent. (Numbers do not add due to rounding.) Sales in the U.S. increased 18 percent, to $10.15 billion, driven primarily by increased sales of Cymbalta, Zyprexa, Alimta, and Byetta, and the inclusion of Cialis. Sales outside the U.S. increased 20 percent, to $8.49 billion, driven primarily by the inclusion of Cialis, and sales growth of Zyprexa, Alimta, Gemzar, and Cymbalta.

Zyprexa, our top-selling product, is a treatment for schizophrenia, acute mixed or manic episodes associated with bipolar I disorder and bipolar maintenance. Zyprexa sales in the U.S. increased 6 percent in 2007,

Key Contributors to 2007 Sales Growth
($ in millions represent growth in product sales; percentages represent changes from 2006)

Eight products—Cymbalta, Zyprexa, Cialis, Alimta, Gemzar, Humalog, Forteo, and Byetta—generated $13.0 billion in net sales during 2007, an increase of $2.9 billion over 2006. Assuming our acquisition of ICOS occurred on January 1, 2006, these eight products generated an increase of $2.3 billion over 2006. This growth was primarily driven by volume increases. Cialis sales shown assume the acquisition of ICOS occurred on January 1, 2006. On an as reported basis, Cialis sales increased $928.0 million in 2007 as compared to 2006.


+9%
+25%
+40%
+13%
+13%
+19%
+51%
Cymbalta
Zyprexa
Cialis
Alimta
Gemzar
Humalog
Forteo
Byetta

driven by higher net selling prices, partially offset by lower demand. Sales outside the U.S. increased 12 percent, driven by the favorable impact of foreign exchange rates and increased demand.

Sales of Cymbalta, a product for the treatment of major depressive disorder, diabetic peripheral neuropathic pain, and generalized anxiety disorder, increased 58 percent in the U.S., driven primarily by strong demand. Sales outside the U.S. increased 70 percent, driven by increased demand and the favorable impact of foreign exchange rates.

Sales of Gemzar, a product approved to fight various cancers, increased 10 percent in the U.S., driven by higher prices and increased demand. Sales outside the U.S. increased 16 percent, driven by increased demand and the favorable impact of foreign exchange rates.

Sales of Humalog, our injectable human insulin analog for the treatment of diabetes, increased 9 percent in the U.S., driven by higher prices and increased demand. Sales outside the U.S. increased 20 percent, driven by increased demand and the favorable impact of foreign exchange rates, partially offset by declining prices.

Total worldwide sales of Cialis, a treatment for erec-

Sales Grow Across Therapeutic Areas

Sales in Neurosciences, led by Zyprexa and Cymbalta, increased 17 percent as compared to 2006 and represent 42 percent of our 2007 net sales. Endocrinology, led by Humalog, Evista, and Humulin, increased 9 percent and represent 29 percent of our 2007 net sales. Assuming the acquisition of ICOS occurred on January 1, 2006, Cardiovascular sales increased $211.2 million or 14 percent as compared to 2006.

$7,851.0
+17%

$5,479.6
+9%

$2,446.4
+21%


$995.8
+14%
$236.6
-26%

Neuroscience
Endocrinology
Oncology
Cardiovascular
Other Pharmaceutical
Animal Health

The following table summarizes our net sales activity in 2007 compared with 2006:

Product (Dollars in millions)	Year Ended December 31, 2007 U.S.[1]	Outside U.S.	Total	Year Ended December 31, 2006 Total	Percent Change from 2006
Zyprexa	$ 2,236.0	$2,525.0	$ 4,761.0	$ 4,363.6	9
Cymbalta	1,835.6	267.3	2,102.9	1,316.4	60
Gemzar	670.0	922.4	1,592.4	1,408.1	13
Humalog	888.0	586.6	1,474.6	1,299.5	13
Cialis[2]	423.8	720.0	1,143.8	215.8	NM
Evista	706.1	384.6	1,090.7	1,045.3	4
Animal health products	480.9	514.9	995.8	875.5	14
Humulin®	365.2	620.0	985.2	925.3	6
Alimta	448.0	406.0	854.0	611.8	40
Forteo®	494.1	215.2	709.3	594.3	19
Strattera®	464.6	104.8	569.4	579.0	(2)
Humatrope®	213.6	227.2	440.8	415.6	6
Actos®	150.8	219.8	370.6	448.5	(17)
Byetta	316.5	14.2	330.7	219.0	51
Other pharmaceutical products	452.3	760.0	1,212.3	1,373.3	(12)
Total net sales	$10,145.5	$8,488.0	$18,633.5	$15,691.0	19

NM—Not meaningful

[1]U.S. sales include sales in Puerto Rico.

[2]Prior to the acquisition of ICOS, the Cialis sales shown in the table above represent results only in the territories in which we marketed Cialis exclusively. The remaining sales relate to the joint-venture territories of Lilly ICOS LLC (North America, excluding Puerto Rico, and Europe). Our share of the joint-venture territory sales, net of expenses and income taxes, is reported in other income—net in our consolidated income statement. Subsequent to the acquisition, all Cialis product sales are reported in our net sales.

tile dysfunction, were $1.22 billion and $971.0 million during 2007 and 2006, respectively. This includes $72.7 million of sales in the Lilly ICOS joint-venture territories for the 2007 period prior to the acquisition of ICOS. Worldwide sales grew 25 percent in 2007. U.S. sales increased 20 percent in 2007, driven by increased demand and higher prices. Sales outside the U.S. increased 28 percent in 2007, driven by increased demand, the favorable impact of foreign exchange rates, and higher prices. Prior to the ICOS acquisition, Cialis sales in our territories were reported in net sales, while our 50 percent share of the joint-venture net income was reported in other income—net. All sales of Cialis subsequent to the ICOS acquisition are reported in our net sales.

Sales of Evista, a product for the prevention and treatment of osteoporosis in postmenopausal women and for risk reduction of invasive breast cancer in postmenopausal women with osteoporosis and postmenopausal women at high risk for invasive breast cancer, increased 6 percent in the U.S., driven by higher prices. Sales outside the U.S. increased 1 percent, driven by the favorable impact of foreign exchange rates, partially offset by lower prices and lower demand.

Sales of Humulin, an injectable human insulin for the treatment of diabetes, decreased 1 percent in the U.S., driven by lower demand, partially offset by higher prices. Sales outside the U.S. increased 11 percent, driven by increased demand and the favorable impact of foreign exchange rates, partially offset by lower prices.

Sales of Alimta, a second-line treatment for non-small cell lung cancer and in combination with another agent, for the treatment of malignant pleural mesothelioma, increased 28 percent in the U.S., driven by increased demand and to a lesser extent, higher prices. Sales outside the U.S. increased 55 percent, driven by increased demand and to a lesser extent, the favorable impact of foreign exchange rates.

Sales of Forteo, an injectable treatment for osteoporosis in postmenopausal women and men at high risk for fracture, increased 19 percent in the U.S., driven by higher net selling prices. U.S. sales growth benefited from access to medical coverage through the Medicare Part D program and decreased utilization of our U.S. patient assistance program and to a lesser extent, increased demand. Sales outside the U.S. increased 21 percent, driven by increased demand and the favorable impact of foreign exchange rates.

Sales of Strattera, a treatment for attention-deficit hyperactivity disorder in children, adolescents, and adults, decreased 9 percent in the U.S., as a result of decreased demand. Sales outside the U.S. increased 50 percent, driven by increased demand and the favorable impact of foreign exchange rates.

Our revenues from Actos, an oral agent for the

Consolidated Statements of Income

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31	2007	2006	2005
Net sales	**$18,633.5**	$15,691.0	$14,645.3
Cost of sales	**4,248.8**	3,546.5	3,474.2
Research and development	**3,486.7**	3,129.3	3,025.5
Marketing, selling, and administrative	**6,095.1**	4,889.8	4,497.0
Acquired in-process research and development (Note 3)	**745.6**	—	—
Asset impairments, restructuring, and other special charges (Note 4)	**302.5**	945.2	1,245.3
Other income—net	**(122.0)**	(237.8)	(314.2)
	14,756.7	12,273.0	11,927.8
Income before income taxes and cumulative effect of a change in accounting principle	**3,876.8**	3,418.0	2,717.5
Income taxes (Note 11)	**923.8**	755.3	715.9
Income before cumulative effect of a change in accounting principle	**2,953.0**	2,662.7	2,001.6
Cumulative effect of a change in accounting principle, net of tax (Note 2)	**—**	—	(22.0)
Net income	**$ 2,953.0**	$ 2,662.7	$ 1,979.6
Earnings per share—basic (Note 10)			
Income before cumulative effect of a change in accounting principle	**$2.71**	$2.45	$1.84
Cumulative effect of a change in accounting principle	**—**	—	(0.02)
Net income	**$2.71**	$2.45	$1.82
Earnings per share—diluted (Note 10)			
Income before cumulative effect of a change in accounting principle	**$2.71**	$2.45	$1.83
Cumulative effect of a change in accounting principle	**—**	—	(0.02)
Net income	**$2.71**	$2.45	$1.81

See notes to consolidated financial statements.

FINANCIALS

treatment of type 2 diabetes, a portion of which represent revenues from a copromotion agreement in the U.S. with Takeda Pharmaceuticals North America (Takeda), decreased 46 percent in the U.S. Actos is manufactured by Takeda Chemical Industries, Ltd., and sold in the U.S. by Takeda. Our U.S. marketing rights with respect to Actos expired in September 2006; however, we continue to receive royalties from Takeda through September 2009 at rates that decline each year. Our arrangement outside the U.S. continues. Sales outside the U.S. increased 30 percent, driven primarily by increased demand and to a lesser extent, the favorable impact of foreign exchange rates.

Worldwide sales of Byetta, an injectable product for the treatment of type 2 diabetes, which we market with Amylin Pharmaceuticals (Amylin), increased 51 percent to $650.2 million during 2007. We report as revenue our 50 percent share of Byetta's gross margin in the U.S., 100 percent of Byetta sales outside the U.S., and our sales of Byetta pen delivery devices to Amylin. Our revenues increased 51 percent to $330.7 million in 2007.

Animal health product sales in the U.S. increased 18 percent, driven by increased demand, the acquisition of Ivy Animal Health, and new companion-animal product launches. Sales outside the U.S. increased 10 percent, driven by the favorable impact of foreign exchange rates and increased demand.

Gross Margin, Costs, and Expenses

The 2007 gross margin decreased to 77.2 percent of sales compared with 77.4 percent for 2006. This decrease was primarily due to the expense resulting from the amortization of the intangible assets acquired in the ICOS acquisition, the unfavorable impact of foreign exchange rates, and production volumes growing at a slower rate than sales, offset partially by manufacturing expenses growing at a slower rate than sales.

Operating expenses (the aggregate of research and development and marketing, selling, and administrative expenses) increased 19 percent in 2007. Investment in research and development increased 11 percent, to $3.49 billion. In addition to the acquisition of ICOS, this increase was due to increases in discovery research and late-stage clinical trial costs. We continued to be a leader in our industry peer group by investing approximately 19 percent of our sales into research and development during 2007. Marketing, selling, and administrative expenses increased 25 percent in 2007, to $6.10 billion. This increase was largely due to the impact of the ICOS acquisition, as well as increased marketing and selling expenses in support of key products, primarily Cymbalta and the diabetes care products, and the unfavorable impact of foreign exchange rates.

Acquired IPR&D charges were $745.6 million in 2007 and related to the acquisitions of ICOS, Hypnion, and Ivy, as well as our licensing arrangements with OSI, MacroGenics, and Glenmark. We incurred asset impairments, restructuring, and other special charges of $302.5 million in 2007 as compared to $945.2 million in 2006. See Notes 3, 4 and 13 to the consolidated financial statements for additional information.

Other income—net decreased $115.8 million, to $122.0 million. This line item consists of interest expense, interest income, the after-tax operating results of the Lilly ICOS joint venture, and all other miscellaneous income and expense items.

- Interest expense for 2007 decreased $9.8 million, to $228.3 million. This decrease is a result of lower average debt balances in 2007 compared to 2006.
- Interest income for 2007 decreased $46.6 million, to $215.3 million, due to lower cash balances in 2007 compared to 2006.
- The Lilly ICOS joint-venture income was $11.0 million in 2007 as compared to $96.3 million in 2006, due to the acquisition of ICOS on January 29, 2007.
- Net other miscellaneous income items increased $6.3 million to $124.0 million.

We incurred tax expense of $923.8 million in 2007, resulting in an effective tax rate of 23.8 percent, compared with 22.1 percent for 2006. The effective tax

Gross Margin
(percent of net sales)

Gross margin as a percent of net sales decreased slightly in 2007, due primarily to the expense resulting from the amortization of the intangible assets acquired in the ICOS acquisition, the unfavorable impact of foreign exchange rates, and production volumes growing at a slower rate than sales, offset partially by manufacturing expenses growing at a slower rate than sales.


78.7%
76.7%
76.3%
77.4%
77.2%
03 04 05 06 07

Research and Development Investment Increasing
($ millions, percent of net sales)

Research and development expenditures increased by 11 percent, to $3.5 billion, in 2007 due to increases in discovery research and late-stage clinical trial costs. This sustained level of investment in research and development enabled us to move an unprecedented number of drug candidates into human clinical trials in 2007, supporting our commitment to develop best-in-class and first-in-class medicines to provide answers for the unmet medical needs of our customers.


$2,350
$2,691
$3,026
20.7%
$3,129
$3,487
03 04 05 06 07

FINANCIALS

rates for 2007 and 2006 were affected primarily by the nondeductible ICOS and Hypnion IPR&D charges of $594.6 million in 2007, and the product liability charges of $494.9 million in 2006. The tax effect of the product liability charge was less than our effective tax rate, as the tax benefit was calculated based upon existing tax laws in the countries in which we reasonably expect to deduct the charge. See Note 11 to the consolidated financial statements for additional information.

OPERATING RESULTS—2006

Financial Results

We achieved worldwide sales growth of 7 percent, primarily as a result of strong growth of our newer products. We increased our investment in marketing expenses in support of key products, primarily Cymbalta and the diabetes care products, and continued our commitment to research and development, investing approximately 20 percent of our sales during 2006. Our results also benefited from continued growth in profitability of the Lilly ICOS joint venture as well as cost-containment and productivity initiatives. Net income was $2.66 billion, or $2.45 per share, in 2006 as compared with $1.98 billion, or $1.81 per share, in 2005, representing an increase in net income and earnings per share of 35 percent. Certain items, reflected in our operating results for 2006 and 2005, should be considered in comparing the two years. The significant items for 2006 are summarized in the Executive Overview. The 2005 items are summarized as follows (see Notes 2, 4, and 13 to the consolidated financial statements for additional information):

- We incurred a charge related to product liability litigation matters, primarily related to Zyprexa, of $1.07 billion (pretax), which decreased earnings per share by $.90 in the second quarter (Notes 4 and 13).
- We recognized asset impairments and other special charges of $171.9 million (pretax) in the fourth quarter, which decreased earnings per share by $.14 (Note 4).
- We adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, in the fourth quarter. The adoption of FIN 47 resulted in an adjustment for the cumulative effect of a change in accounting principle of $22.0 million (after-tax), which decreased earnings per share by $.02 (Note 2).

Sales

Our worldwide sales for 2006 increased 7 percent, to $15.69 billion, driven primarily by sales growth of Cymbalta, Forteo, Byetta, Zyprexa, and Alimta. Worldwide sales volume increased 3 percent, and selling prices increased sales by 4 percent. Foreign exchange rates did not impact our overall sales growth. Sales in the U.S. increased 10 percent, to $8.60 billion, driven primarily by increased sales of Cymbalta, diabetes care products, Forteo, and Zyprexa. U.S. growth comparisons benefited from an estimated $170 million of wholesaler destocking that had occurred in 2005 as a result of restructuring our arrangements with our U.S. wholesalers in the first quarter of 2005. Additionally, we experienced a sales benefit resulting from a shift of certain low-income patients from Medicaid to Medicare and increased access to medical coverage by certain patients previously covered under our LillyAnswers® program following the implementation of MMA in 2006. This contributed part of the increases in U.S. net effective sales prices of 9 percent. Sales outside the U.S. increased 4 percent, to $7.09 billion, driven by growth of Cymbalta, Alimta, and Zyprexa.

Zyprexa sales in the U.S. increased 4 percent in 2006, driven by higher prices, offset in part by lower demand. The increase in net selling prices was partially due to the transition of certain low-income patients from Medicaid to Medicare. Sales outside the U.S. increased 4 percent, driven primarily by increased demand, offset in part by declining prices.

Diabetes care products had aggregate worldwide revenues of $2.96 billion in 2006, an increase of 6 percent. Diabetes care revenues in the U.S. increased 8 percent, to $1.73 billion. Diabetes care revenues outside the U.S. increased 2 percent, to $1.23 billion. Results from our primary diabetes care products are as follows:

- Humalog sales increased 10 percent in the U.S., due primarily to higher prices, and increased 7 percent outside the U.S., due primarily to increased volume, offset partially by lower prices.
- Humulin sales in the U.S. decreased 10 percent due primarily to decreased volume, offset partially by increased selling prices. Outside the U.S., Humulin sales decreased 6 percent due to decreases in demand and selling prices.
- Actos revenues in the U.S. decreased 22 percent in 2006, due to the expiration of our U.S. marketing rights in September 2006. Sales outside the U.S. increased 23 percent, due primarily to increased volume in addition to a favorable impact of foreign exchange rates, offset in part by lower prices.
- Total sales of Byetta, launched in the U.S. in June 2005, were $430.2 million for 2006.

Sales of Gemzar increased 4 percent in the U.S., due primarily to higher prices as well as the reductions in U.S. wholesaler inventory levels in 2005. Gemzar sales increased 7 percent outside the U.S., driven by strong volume.

Sales of Cymbalta increased 82 percent in the U.S., due to strong demand. Sales of Cymbalta outside the U.S. reflect international launches.

Sales of Evista increased 2 percent in the U.S. due

The following table summarizes our net sales activity in 2006 compared with 2005:

Product (Dollars in millions)	Year Ended December 31, 2006 U.S.[1]	Outside U.S.	Total	Year Ended December 31, 2005 Total	Percent Change from 2005
Zyprexa	$2,106.2	$2,257.4	$ 4,363.6	$ 4,202.3	4
Gemzar	609.8	798.3	1,408.1	1,334.5	6
Cymbalta	1,158.7	157.7	1,316.4	679.7	94
Humalog	811.0	488.5	1,299.5	1,197.7	9
Evista	664.0	381.3	1,045.3	1,036.1	1
Humulin	367.9	557.4	925.3	1,004.7	(8)
Animal health products	405.9	469.6	875.5	863.7	1
Alimta	350.1	261.7	611.8	463.2	32
Forteo	416.2	178.1	594.3	389.3	53
Strattera	509.2	69.8	579.0	552.1	5
Actos	279.1	169.4	448.5	493.0	(9)
Humatrope	202.3	213.3	415.6	414.4	0
Byetta	219.0	—	219.0	39.6	NM
Cialis[2]	3.7	212.1	215.8	169.9	27
Other pharmaceutical products	496.1	877.2	1,373.3	1,805.1	(24)
Total net sales	$8,599.2	$7,091.8	$15,691.0	$14,645.3	7

NM—Not meaningful

[1]U.S. sales include sales in Puerto Rico.

[2]Cialis had worldwide 2006 sales of $971.0 million, representing an increase of 30 percent compared with 2005. The sales shown in the table above represent results only in the territories in which we marketed Cialis exclusively. The remaining sales relate to the joint-venture territories of Lilly ICOS LLC (North America, excluding Puerto Rico, and Europe). Our share of the joint-venture territory sales, net of expenses and income taxes, is reported in other income—net in our consolidated statements of income.

to higher prices, offset partially by a decline in demand. Outside the U.S., sales of Evista decreased 1 percent, driven by lower prices, offset by an increase in demand.

Sales of Alimta increased 18 percent and 57 percent in the U.S. and outside the U.S., respectively, due primarily to increased demand.

Sales of Forteo increased 57 percent in the U.S. In addition to increased demand, U.S. sales significantly benefited from patients' access to medical coverage through the Medicare Part D program and from decreased utilization of our U.S. patient assistance program, LillyAnswers. Sales outside the U.S. increased 43 percent, reflecting strong demand.

Sales of Strattera increased 2 percent in the U.S. due to higher prices as well as the reductions in U.S. wholesaler inventory levels in 2005, offset by a decline in demand. Sales outside the U.S. increased 31 percent due primarily to increased demand in addition to a modest favorable impact of foreign exchange rates, offset partially by lower prices.

Total product sales of Cialis increased 38 percent in the U.S. and 24 percent outside the U.S. Worldwide Cialis sales growth reflects the impact of market share gains, market growth, and price increases during 2006.

Animal health product sales in the U.S. increased 10 percent, due primarily to increased demand led by Rumensin® and Tylan®. Sales outside the U.S. decreased 5 percent, driven primarily by the decrease in the sales of Surmax® as a result of the European Union's growth promotion use ban on the product, effective January 1, 2006.

Gross Margin, Costs, and Expenses

The 2006 gross margin increased to 77.4 percent of sales compared with 76.3 percent for 2005. This increase was primarily due to increased product prices and increased production volume, partially offset by higher manufacturing expenses.

Operating expenses increased 7 percent in 2006. Investment in research and development increased 3 percent, to $3.13 billion, primarily due to increases in discovery research and clinical trial costs. We continued to be a leader in our industry peer group by investing approximately 20 percent of our sales into research and development during 2006. Marketing, selling, and administrative expenses increased 9 percent in 2006, to $4.89 billion. This increase was largely attributable to increased marketing and selling expenses in support of key products, primarily Cymbalta and the diabetes care franchise, and an increase in litigation-related costs.

Other income—net decreased $76.4 million, to $237.8 million.

- Interest expense for 2006 increased $132.9 million, to $238.1 million. This increase was a result of higher interest rates and less capitalized interest due to the completion in late 2005 of certain manufacturing facilities.

- Interest income for 2006 increased $49.8 million, to $261.9 million, due to higher short-term interest rates.
- The Lilly ICOS joint-venture income was $96.3 million in 2006 as compared to $11.1 million in 2005. The increase was due to increased Cialis sales and decreased selling and marketing expenses.
- Net other miscellaneous income items decreased $78.5 million, to $117.7 million, primarily as a result of less income related to the outlicensing of legacy products and partnered compounds in development.

We incurred tax expense of $755.3 million in 2006, resulting in an effective tax rate of 22.1 percent, compared with 26.3 percent for 2005. The effective tax rates for 2006 and 2005 were affected primarily by the product liability charges of $494.9 million and $1.07 billion, respectively. The tax benefit associated with these charges was less than our effective tax rate, as the tax benefit was calculated based upon existing tax laws in the countries in which we reasonably expect to deduct the charge. See Note 11 to the consolidated financial statements for additional information.

FINANCIAL CONDITION

As of December 31, 2007, cash, cash equivalents, and short-term investments totaled $4.83 billion compared with $3.89 billion at December 31, 2006. Cash flow from operations in 2007 of $5.15 billion and net proceeds from the issuance of long-term debt of $1.45 billion exceeded the total of the net cash paid for corporate acquisitions of $2.67 billion, dividends paid of $1.85 billion, and purchases of property and equipment of $1.08 billion.

Capital expenditures of $1.08 billion during 2007 were consistent with 2006, due primarily to the management of capital spending. We expect near-term capital expenditures to remain approximately the same as 2007 levels while we invest in our biotech and research and development initiatives, continue to upgrade our manufacturing facilities to enhance productivity and quality systems, and invest in the long-term growth of our diabetes care products.

Total debt as of December 31, 2007 increased $1.29 billion, to $5.01 billion, reflecting the $2.50 billion of debt we issued in 2007 to finance our acquisition of ICOS, offset by long-term debt repayment of $1.06 billion. Our current debt ratings from Standard & Poor's and Moody's remain at AA and Aa3, respectively.

Dividends of $1.70 per share were paid in 2007, an increase of 6 percent from 2006. In the fourth quarter of 2007, effective for the first-quarter dividend in 2008, the quarterly dividend was increased to $.47 per share (a 10.6 percent increase), resulting in an indicated annual rate for 2008 of $1.88 per share. The year 2007 was the 123rd consecutive year in which we made dividend payments and the 40th consecutive year in which dividends have been increased.

Capital Expenditure Management Contributes to Cash Flow
($ millions)

We maintained our capital expenditures at a stable level of $1.1 billion in 2007, from a peak of $1.9 billion in 2004. We expect to continue this trend into 2008 by managing our capital spending while we invest in our biotech and research and development initiatives, continue to upgrade our manufacturing facilities to enhance productivity and quality systems, and invest in the long-term growth of our diabetes care products.


$1,707
$1,898
$1,298
$1,078
$1,082
03 04 05 06 07

We believe that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund our normal operating needs, including debt service, capital expenditures, costs associated with product liability litigation, dividends, and taxes in 2008. We believe that amounts accessible through existing commercial paper markets should be adequate to fund short-term borrowings, if necessary. We currently have $1.24 billion of unused committed bank credit facilities, $1.20 billion of which backs our commercial paper program. Our access to credit markets has not been adversely affected by the recent illiquidity in the market. Various risks and uncertainties, including those discussed in the Financial Expectations for 2008 section, may affect our operating results and cash generated from operations.

In the normal course of business, our operations are exposed to fluctuations in interest rates and currency values. These fluctuations can vary the costs of financing, investing, and operating. We address a

Dividends Paid Per Share Continue to Grow
($ dollars)

Dividends paid during 2007 increased to $1.70 per share. This constitutes the 40th consecutive increase in annual dividends. Our strong 2007 results enabled us to increase the first-quarter 2008 dividend by 10.6 percent, to $.47 per share. This substantial increase reflects our continued commitment to enhancing shareholder return.


$1.34
$1.42
$1.52
$1.60
$1.70
03 04 05 06 07

Consolidated Balance Sheets

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

December 31	2007	2006
Assets		
Current Assets		
Cash and cash equivalents	$ 3,220.5	$ 3,109.3
Short-term investments	1,610.7	781.7
Accounts receivable, net of allowances of $103.1 (2007) and $82.5 (2006)	2,673.9	2,298.6
Other receivables (Note 8)	1,030.9	395.8
Inventories	2,523.7	2,270.3
Deferred income taxes (Note 11)	583.6	519.2
Prepaid expenses	613.6	319.5
Total current assets	12,256.9	9,694.4
Other Assets		
Prepaid pension (Note 12)	1,670.5	1,091.5
Investments (Note 5)	577.1	1,001.9
Goodwill and other intangibles—net (Note 3)	2,455.4	130.0
Sundry (Note 8)	1,252.8	1,885.3
	5,955.8	4,108.7
Property and Equipment, net	8,575.1	8,152.3
	$26,787.8	$21,955.4
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings and current maturities of long-term debt (Note 6)	$ 413.7	$ 219.4
Accounts payable	1,018.5	789.4
Employee compensation	823.8	641.6
Sales rebates and discounts	706.8	508.3
Dividends payable	513.6	463.3
Income taxes payable (Note 11)	238.4	640.6
Other current liabilities (Note 8)	1,553.5	1,822.9
Total current liabilities	5,268.3	5,085.5
Other Liabilities		
Long-term debt (Note 6)	4,593.5	3,494.4
Accrued retirement benefit (Note 12)	1,145.1	1,586.9
Long-term income taxes payable (Note 11)	1,196.7	—
Deferred income taxes (Note 11)	287.5	62.2
Other noncurrent liabilities (Note 8)	632.3	745.7
	7,855.1	5,889.2
Commitments and contingencies (Note 13)		
Shareholders' Equity (Notes 7 and 9)		
Common stock—no par value		
Authorized shares: 3,200,000,000		
Issued shares: 1,135,212,894 (2007) and 1,132,578,231 (2006)	709.5	707.9
Additional paid-in capital	3,805.2	3,571.9
Retained earnings	11,967.2	10,926.7
Employee benefit trust	(2,635.0)	(2,635.0)
Deferred costs—ESOP	(95.2)	(100.7)
Accumulated other comprehensive income (loss) (Note 14)	13.2	(1,388.7)
	13,764.9	11,082.1
Less cost of common stock in treasury		
2007—899,445 shares		
2006—909,573 shares	100.5	101.4
	13,664.4	10,980.7
	$26,787.8	$21,955.4

See notes to consolidated financial statements.

FINANCIALS

Consolidated Statements of Cash Flows

ELI LILLY AND COMPANY AND SUBSIDIARIES

(Dollars in millions) Year Ended December 31	2007	2006	2005
Cash Flows From Operating Activities			
Net income	$2,953.0	$2,662.7	$1,979.6
Adjustments To Reconcile Net Income To Cash Flows From Operating Activities			
Depreciation and amortization	1,047.9	801.8	726.4
Change in deferred taxes	122.9	346.8	(347.5)
Stock-based compensation expense	282.0	359.3	403.5
Acquired in-process research and development, net of tax	692.6	—	—
Asset impairments, restructuring, and other special charges, net of tax	181.5	797.4	1,128.7
Other, net	(8.4)	(196.8)	(30.0)
	5,271.5	4,771.2	3,860.7
Changes in operating assets and liabilities, net of acquisitions			
Receivables—(increase) decrease	(842.7)	243.9	(286.4)
Inventories—(increase) decrease	154.3	(60.2)	72.1
Other assets—increase	(355.8)	(43.0)	(269.4)
Accounts payable and other liabilities—increase (decrease)	927.2	(936.0)	(1,463.4)
	(117.0)	(795.3)	(1,947.1)
Net Cash Provided by Operating Activities	5,154.5	3,975.9	1,913.6
Cash Flows From Investing Activities			
Purchases of property and equipment	(1,082.4)	(1,077.8)	(1,298.1)
Disposals of property and equipment	32.3	65.2	11.1
Net (repayments) proceeds of short-term investments	(376.9)	1,247.5	62.7
Proceeds from sales and maturities of noncurrent investments	800.1	1,507.7	545.1
Purchases of noncurrent investments	(750.7)	(1,313.2)	(1,183.1)
Purchases of in-process research and development	(111.0)	—	—
Cash paid for acquisitions, net of cash acquired	(2,673.2)	—	—
Other, net	(166.3)	179.0	(353.6)
Net Cash Provided by (Used for) Investing Activities	(4,328.1)	608.4	(2,215.9)
Cash Flows From Financing Activities			
Dividends paid	(1,853.6)	(1,736.3)	(1,654.9)
Net repayments of short-term borrowings	(468.5)	(8.4)	(1,988.7)
Proceeds from issuance of long-term debt	2,512.6	—	3,000.0
Repayments of long-term debt	(1,059.5)	(2,781.5)	(1,004.7)
Purchases of common stock	—	(122.1)	(377.9)
Issuances of common stock under stock plans	24.7	59.6	105.9
Other, net	(0.6)	9.9	39.8
Net Cash Used for Financing Activities	(844.9)	(4,578.8)	(1,880.5)
Effect of exchange rate changes on cash	129.7	97.1	(175.8)
Net increase (decrease) in cash and cash equivalents	111.2	102.6	(2,358.6)
Cash and cash equivalents at beginning of year	3,109.3	3,006.7	5,365.3
Cash and Cash Equivalents at End of Year	$3,220.5	$3,109.3	$3,006.7

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31	2007	2006	2005
Net income	$2,953.0	$2,662.7	$1,979.6
Other comprehensive income (loss)			
Foreign currency translation gains (losses)	756.6	542.4	(533.4)
Net unrealized gains (losses) on securities	(11.4)	(3.2)	0.3
Minimum pension liability adjustment (Note 12)	—	(18.8)	(87.8)
Defined benefit pension and retiree health benefit plans (Note 12)	943.8	—	—
Effective portion of cash flow hedges	(0.1)	143.3	(81.7)
Other comprehensive income (loss) before income taxes	1,688.9	663.7	(702.6)
Provision for income taxes related to other comprehensive income (loss) items	(287.0)	(43.1)	63.4
Other comprehensive income (loss) (Note 14)	1,401.9	620.6	(639.2)
Comprehensive income	$4,354.9	$3,283.3	$1,340.4

See notes to consolidated financial statements.

portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact on earnings of fluctuations in interest and currency exchange rates. All derivative activities are for purposes other than trading.

Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt positions and may enter into interest rate derivatives to help maintain that balance. Based on our overall interest rate exposure at December 31, 2007 and 2006, including derivatives and other interest rate risk-sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 2007 and 2006, respectively, would have no material impact on earnings, cash flows, or fair values of interest rate risk-sensitive instruments over a one-year period.

Our foreign currency risk exposure results from fluctuating currency exchange rates, primarily the U.S. dollar against the euro and the Japanese yen, and the British pound against the euro. We face transactional currency exposures that arise when we enter into transactions, generally on an intercompany basis, denominated in currencies other than the local currency. We also face currency exposure that arises from translating the results of our global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We use forward contracts and purchased options to manage our foreign currency exposures. Our policy outlines the minimum and maximum hedge coverage of such exposures. Gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets, liabilities, commitments, and anticipated revenues. Considering our derivative financial instruments outstanding at December 31, 2007 and 2006, a hypothetical 10 percent change in exchange rates (primarily against the U.S. dollar) as of December 31, 2007 and 2006, respectively, would have no material impact on earnings, cash flows, or fair values of foreign currency rate risk-sensitive instruments over a one-year period. These calculations do not reflect the impact of the exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

Off-Balance Sheet Arrangements and Contractual Obligations

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. We acquire and partner assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency or upon the achievement of certain sales

Our current noncancelable contractual obligations that will require future cash payments are as follows (in millions):

	Payments Due by Period				
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Long-term debt, including interest payments[1]	$ 9,582.3	$ 645.6	$ 522.4	$1,000.7	$7,413.6
Capital lease obligations	72.5	15.5	20.3	5.8	30.9
Operating leases	305.4	93.7	129.5	76.2	6.0
Purchase obligations[2]	5,101.7	4,575.5	330.3	149.7	46.2
Other long-term liabilities reflected on our balance sheet[3]	829.3	—	154.3	159.7	515.3
Other[4]	146.3	146.3	—	—	—
Total	$16,037.5	$5,476.6	$1,156.8	$1,392.1	$8,012.0

[1]Our long-term debt obligations include both our expected principal and interest obligations and our interest rate swaps. We used the interest rate forward curve at December 31, 2007 to compute the amount of the contractual obligation for interest on the variable rate debt instruments and swaps.
[2]We have included the following:

- Purchase obligations, consisting primarily of all open purchase orders at our significant operating locations as of December 31, 2007. Some of these purchase orders may be cancelable; however, for purposes of this disclosure, we have not distinguished between cancelable and noncancelable purchase obligations.
- Contractual payment obligations with each of our significant vendors, which are noncancelable and are not contingent.

[3]We have included our long-term liabilities consisting primarily of our nonqualified supplemental pension funding requirements and deferred compensation liabilities. Liabilities for unrecognized tax benefits of $1.57 billion are excluded as reasonable estimates could not be made regarding the timing of future cash outflows associated with those liabilities.
[4]This category comprises primarily minimum pension funding requirements.

The contractual obligations table is current as of December 31, 2007. The amount of these obligations can be expected to change materially over time as new contracts are initiated and existing contracts are completed, terminated, or modified.

levels). If required by the arrangement, we may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained. Because of the contingent nature of these payments, they are not included in the table of contractual obligations.

Individually, these arrangements are not material in any one annual reporting period. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in any one period. The inherent risk in pharmaceutical development makes it unlikely that this will occur, as the failure rate for products in development is very high. In addition, these arrangements often give us the discretion to unilaterally terminate development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the compound successfully achieves clinical testing objectives. We also note that, from a business perspective, we view these payments as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate cash flows from sales of products.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing our financial statements in accordance with generally accepted accounting principles (GAAP), we must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Some of those judgments can be subjective and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption we make, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop different estimates. We believe that, given current facts and circumstances, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on our consolidated results of operations, financial position, or liquidity for the periods presented in this report. Our most critical accounting policies have been discussed with our audit committee and are described below.

Revenue Recognition and Sales Rebate and Discount Accruals

We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. For more than 90 percent of our sales, this is at the time products are shipped to the customer, typically a wholesale distributor or a major retail chain. The remaining sales are recorded at the point of delivery. Provisions for discounts and rebates are established in the same period the related sales are recorded.

We regularly review the supply levels of our significant products sold to major wholesalers in the U.S. and in major markets outside the U.S., primarily by reviewing periodic inventory reports supplied by our major wholesalers and available prescription volume information for our products, or alternative approaches. We attempt to maintain wholesaler inventory levels at an average of approximately one month or less on a consistent basis across our product portfolio. Causes of unusual wholesaler buying patterns include actual or anticipated product supply issues, weather patterns, anticipated changes in the transportation network, redundant holiday stocking, and changes in wholesaler business operations. An unusual buying pattern compared with underlying demand of our products outside the U.S. could also be the result of speculative buying by wholesalers in anticipation of price increases. When we believe wholesaler purchasing patterns have caused an unusual increase or decrease in the sales of a major product compared with underlying demand, we disclose this in our product sales discussion if the amount is believed to be material to the product sales trend; however, we are not always able to accurately quantify the amount of stocking or destocking.

As a result of restructuring our arrangements with our U.S. wholesalers in early 2005, reductions occurred in wholesaler inventory levels for certain products (primarily Strattera, Prozac, and Gemzar) that reduced our 2005 sales by approximately $170 million. The modified structure eliminates the incentive for speculative wholesaler buying and provides us improved data on inventory levels at our U.S. wholesalers. Wholesaler stocking and destocking activity historically has not caused any material changes in the rate of actual product returns, which have been approximately 1 percent of our net sales over the past three years and have not fluctuated significantly as a percent of sales.

We establish sales rebate and discount accruals in the same period as the related sales. The rebate/discount amounts are recorded as a deduction to arrive at our net sales. Sales rebates/discounts that require the use of judgment in the establishment of the accrual include Medicaid, managed care, Medicare, chargebacks, long-term-care, hospital, patient assistance programs, and various other government programs. We base these accruals primarily upon our historical rebate/discount payments made to our customer segment groups and the provisions of current rebate/discount contracts.

The largest of our sales rebate/discount amounts are rebates associated with sales covered by Medicaid. In determining the appropriate accrual amount, we consider our historical Medicaid rebate payments by product as a percentage of our historical sales as well as any significant changes in sales trends, an evaluation of the current Medicaid rebate laws and interpretations, the percentage of our products that are sold to Medicaid recipients, and our product pricing and current rebate/discount contracts. Although we accrue a liability for Medicaid rebates at the time we record the sale (when the product is shipped), the Medicaid rebate related to that sale is typically paid up to six months later. Due to the time lag, in any particular period our rebate adjustments may incorporate revisions of accruals for several periods.

Most of our rebates outside the U.S. are contractual or legislatively mandated and are estimated and recognized in the same period as the related sales. In some large European countries, government rebates are based on the anticipated pharmaceutical budget deficit in the country. A best estimate of these rebates, updated as governmental authorities revise budgeted deficits, is recognized in the same period as the related sale. If our estimates are not reflective of the actual pharmaceutical budget deficit, we adjust our rebate reserves.

We believe that our accruals for sales rebates and discounts are reasonable and appropriate based on current facts and circumstances. Federally mandated Medicaid rebate and state pharmaceutical assistance programs (Medicaid) and Medicare rebates reduced sales by $642.1 million, $571.7 million, and $637.1 million in 2007, 2006, and 2005, respectively. A 5 percent change in the Medicaid and Medicare rebate amounts we recognized in 2007 would lead to an approximate $32 million effect on our income before income taxes. As of December 31, 2007, our Medicaid and Medicare rebate liability was $308.8 million.

Approximately 75 percent and 85 percent of our global rebate and discount liability resulted from sales of our products in the U.S. as of December 31, 2007 and 2006, respectively. The following represents a roll-forward of our most significant U.S. rebate and discount liability balances, including Medicaid (in millions):

	2007	2006
Rebate and discount liability, beginning of year	$ 383.3	$ 379.4
Reduction of net sales due to discounts and rebates[1]	1,314.1	1,246.1
Cash payments of discounts and rebates	(1,228.6)	(1,242.2)
Rebate and discount liability, end of year	$ 468.8	$ 383.3

[1]Adjustments of the estimates for these rebates and discounts to actual results were less than 0.3 percent of net sales for each of the years presented.

FINANCIALS

Product Litigation Liabilities and Other Contingencies
Product litigation liabilities and other contingencies are, by their nature, uncertain and are based upon complex judgments and probabilities. The factors we consider in developing our product litigation liability reserves and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we accrue for certain product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. We accrue legal defense costs expected to be incurred in connection with significant product liability contingencies when probable and reasonably estimable.

We also consider the insurance coverage we have to diminish the exposure for periods covered by insurance. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial position of the insurers, and the possibility of and the length of time for collection.

The litigation accruals and environmental liabilities and the related estimated insurance recoverables have been reflected on a gross basis as liabilities and assets, respectively, on our consolidated balance sheets.

We believe that the accruals and related insurance recoveries we have established for product litigation liabilities and other contingencies are appropriate based on current facts and circumstances.

Pension and Retiree Medical Plan Assumptions
Pension benefit costs include assumptions for the discount rate, retirement age, and expected return on plan assets. Retiree medical plan costs include assumptions for the discount rate, retirement age, expected return on plan assets, and health-care-cost trend rates. These assumptions have a significant effect on the amounts reported. In addition to the analysis below, see Note 12 to the consolidated financial statements for additional information regarding our retirement benefits.

Periodically, we evaluate the discount rate and the expected return on plan assets in our defined benefit pension and retiree health benefit plans. In evaluating these assumptions, we consider many factors, including an evaluation of the discount rates, expected return on plan assets and the health-care-cost trend rates of other companies; our historical assumptions compared with actual results; an analysis of current market conditions and asset allocations (approximately 85 percent to 95 percent of which are growth investments); and the views of leading financial advisers and economists. We use an actuarially determined, company-specific yield curve to determine the discount rate. In evaluating our expected retirement age assumption, we consider the retirement ages of our past employees eligible for pension and medical benefits together with our expectations of future retirement ages.

We believe our pension and retiree medical plan assumptions are appropriate based upon the above factors. If the health-care-cost trend rates were to be increased by one percentage point each future year, the aggregate of the service cost and interest cost components of the 2007 annual expense would increase by approximately $28 million. A one-percentage-point decrease would lower the aggregate of the 2007 service cost and interest cost by approximately $23 million. If the 2007 discount rate for the U.S. defined benefit pension and retiree health benefit plans (U.S. plans) were to be changed by a quarter percentage point, income before income taxes would change by approximately $32 million. If the 2007 expected return on plan assets for U.S. plans were to be changed by a quarter percentage point, income before income taxes would change by approximately $14 million. If our assumption regarding the 2007 expected age of future retirees for U.S. plans were adjusted by one year, our income before income taxes would be affected by approximately $31 million. The U.S. plans represent approximately 80 percent of the total accumulated postretirement benefit obligation and approximately 83 percent of total plan assets at December 31, 2007.

Impairment of Long-lived Assets
We review the carrying value of long-lived assets for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value, and the cost basis is adjusted. The estimated future cash flows, based on reasonable and supportable assumptions and projections, require management's judgment. Actual results could vary from these estimates.

Income Taxes
We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities, which may result in future tax, interest, and penalty assessments by these authorities. Inherent uncertainties exist in estimates of many tax positions due to changes in tax law resulting from legislation, regulation and/or as concluded through the various jurisdictions' tax court systems. We recognize the tax benefit from an uncertain tax posi-

tion only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. The amount of unrecognized tax benefits is adjusted for changes in facts and circumstances. For example, adjustments could result from significant amendments to existing tax law and the issuance of regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. We believe that our estimates for uncertain tax positions are appropriate and sufficient to pay assessments that may result from examinations of our tax returns. We recognize both accrued interest and penalties related to unrecognized tax benefits in income tax expense.

We have recorded valuation allowances against certain of our deferred tax assets, primarily those that have been generated from net operating losses in certain taxing jurisdictions. In evaluating whether we would more likely than not recover these deferred tax assets, we have not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards where history does not support such an assumption. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense.

We believe that our estimates for the uncertain tax positions and valuation allowances against the deferred tax assets are appropriate based on current facts and circumstances. A 5 percent change in the amount of the uncertain tax positions and the valuation allowance would result in a change in net income of approximately $78 million and $26 million, respectively.

FINANCIAL EXPECTATIONS FOR 2008

For the full year of 2008, we expect earnings per share to be in the range of $3.80 to $3.95. This guidance includes the anticipated acquired in-process research and development charges of $.05 related to the BioMS in-licensing agreement. We expect sales to grow in the mid-to high-single digits, driven primarily by increased volume and strong sales growth for Cymbalta, Cialis, Byetta, Alimta, and Humalog. We expect modest improvement in gross margin as a percent of net sales, driven primarily by manufacturing expenses growing more slowly than sales. In addition, we expect operating expenses to grow more slowly than sales in 2008, with growth in the mid-single digits. Marketing, selling, and administrative expenses are expected to grow in the low-single digits, driven by investments in prasugrel, Cymbalta, Evista for invasive breast cancer risk reduction, Humalog, and Byetta, offset by decreases in other areas. Research and development expenses are expected to grow in the high-single to low-double digits. Other income—net is expected to contribute less than $100 million. The effective tax rate is expected to be approximately 23 percent. We expect capital expenditures of approximately $1.1 billion.

Actual results could differ materially and will depend on, among other things, the continuing growth of our currently marketed products; developments with competitive products; the timing and scope of regulatory approvals and the success of our new product launches; asset impairments, restructurings, and acquisitions of compounds under development resulting in acquired in-process research and development charges; foreign exchange rates; changes in effective tax rates; wholesaler inventory changes; other regulatory developments, litigation, and government investigations; and the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals. We undertake no duty to update these forward-looking statements.

LEGAL AND REGULATORY MATTERS

We are a party to various legal actions and government investigations. The most significant of these are described below. While it is not possible to determine the outcome of these matters, we believe that, except as specifically noted below, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could possibly be material to our consolidated results of operations in any one accounting period.

Patent Litigation

We are engaged in the following patent litigation matters brought pursuant to procedures set out in the Hatch-Waxman Act (the Drug Price Competition and Patent Term Restoration Act of 1984):

- Barr Laboratories, Inc. (Barr), submitted an Abbreviated New Drug Application (ANDA) in 2002 seeking permission to market a generic version of Evista prior to the expiration of our relevant U.S. patents (expiring in 2012-2017) and alleging that these patents are invalid, not enforceable, or not infringed. In November 2002, we filed a lawsuit against Barr in the U.S. District Court for the Southern District of Indiana, seeking a ruling that these patents are valid, enforceable, and being infringed by Barr. Teva has also submitted an ANDA seeking permission to market a generic version of Evista. In June 2006, we filed a similar lawsuit against Teva in the U.S. District Court for the Southern District of Indiana. The lawsuit against Teva is currently scheduled for trial beginning March 9, 2009, while no trial date has been set in the lawsuit against Barr.

We believe that Barr's and Teva's claims are without merit and we expect to prevail. However, it is not possible to determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

- Sicor Pharmaceuticals, Inc. (Sicor), Mayne Pharma (USA) Inc. (Mayne), and Sun Pharmaceutical Industries Inc. (Sun) each submitted ANDAs seeking permission to market generic versions of Gemzar prior to the expiration of our relevant U.S. patents (compound patent expiring in 2010 and method-of-use patent expiring in 2013), and alleging that these patents are invalid. We filed lawsuits in the U.S. District Court for the Southern District of Indiana against Sicor (February 2006) and Mayne (October 2006), seeking rulings that these patents are valid and are being infringed. In November 2007, the lawsuit against Mayne was stayed and administratively closed by the court. Also in November 2007, Sun filed a declaratory judgment action in the United States District Court for the Eastern District of Michigan, seeking a ruling that our method-of-use patent is invalid or unenforceable, or would not be infringed by the sale of Sun's generic product. Sun informed us in December 2007 that it is also challenging our compound patent, and that patent has now been added to the declaratory judgment action. In January 2008, we filed a second lawsuit against Mayne in response to a second ANDA filed by Mayne for a new dosage strength. We expect to prevail in this litigation and believe that these claims are without merit. However, it is not possible to determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.
- Actavis Elizabeth LLC (Actavis), Glenmark Pharmaceuticals Inc., USA (Glenmark), Sun Pharmaceutical Industries Limited (Sun), Sandoz Inc. (Sandoz), Mylan Pharmaceuticals Inc. (Mylan), Teva Pharmaceuticals USA, Inc. (Teva), Apotex Inc. (Apotex), Aurobindo Pharma Ltd. (Aurobindo), Synthon Laboratories, Inc. (Synthon), and Zydus Pharmaceuticals, USA, Inc. (Zydus) each submitted an ANDA seeking permission to market generic versions of Strattera prior to the expiration of our relevant U.S. patent (expiring in 2017), and alleging that this patent is invalid. We filed a lawsuit against Actavis in the United States District Court for the District of New Jersey in August 2007. Sandoz filed a declaratory judgment action in the same court, but its case has been dismissed. In September 2007, we amended the complaint in the New Jersey lawsuit to add Glenmark, Sun, Sandoz, Mylan, Teva, Apotex, Aurobindo, Synthon, and Zydus as defendants. We filed a second action against Synthon in the United States District Court for the Eastern District of Virginia. Synthon has filed a motion to dismiss our lawsuit in New Jersey. In December 2007, Zydus agreed to entry of a consent judgment in which Zydus conceded the validity and enforceability of the patent and agreed to a permanent injunction. We expect to prevail in this litigation and believe that these claims are without merit. However, it is not possible to determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

We have received challenges to Zyprexa patents in a number of countries outside the U.S.:

- In Canada, several generic pharmaceutical manufacturers have challenged the validity of our Zyprexa compound and method-of-use patent (expiring in 2011). In April 2007, the Canadian Federal Court ruled against the first challenger, Apotex Inc. (Apotex), and Apotex has appealed that ruling. In June 2007, the Canadian Federal Court held that the invalidity allegations of a second challenger, Novopharm Ltd. (Novopharm), were justified and denied our request that Novopharm be prohibited from receiving marketing approval for generic olanzapine in Canada. Novopharm began selling generic olanzapine in Canada in the third quarter of 2007. We have appealed that decision and sued Novopharm for patent infringement. The appeal was dismissed. In November 2007, Apotex filed an action seeking a declaration of the invalidity of our Zyprexa compound and method-of-use patents (expiring in 2011). The trial court ruled in our favor in February 2007. Apotex will likely appeal.
- In Germany, generic pharmaceutical manufacturers Egis-Gyogyszergyar and Neolabs Ltd. challenged the validity of our Zyprexa compound and method-of-use patents (expiring in 2011). In June 2007, the German Federal Patent Court held that our patent is invalid. We are appealing the decision. Generic olanzapine was launched by competitors in Germany in the fourth quarter of 2007.
- We have received challenges in a number of other countries, including Spain, the United Kingdom (U.K.), and several smaller European countries. In Spain, we have been successful at both the trial and appellate court levels in defeating the generic manufacturers' challenge, but we anticipate further legal challenges from generic manufacturers. In the U.K., a trial date has tentatively been set for July 2008.

We are vigorously contesting the various legal challenges to our Zyprexa patents on a country-by-country basis. We cannot determine the outcome of this litigation. The availability of generic olanzapine in Canada and Germany will have a material adverse impact on our consolidated results of operations. The availability of generic olanzapine in additional markets could have a material adverse impact on our consolidated results of operations.

In June 2002, Ariad Pharmaceuticals, Inc., the Massachusetts Institute of Technology, the Whitehead Institute for Biomedical Research, and the President and Fellows of Harvard College in the U.S. District Court for the District of Massachusetts sued us, alleging that sales of two of our products, Xigris® and Evista, were inducing the infringement of a patent related to the discovery of a natural cell signaling phenomenon in the human body, and seeking royalties on past and future sales of these products. On May 4, 2006, a jury in Boston issued an initial decision in the case that Xigris and Evista sales infringe the patent. The jury awarded the plaintiffs approximately $65 million in damages, calculated by applying a 2.3 percent royalty to all U.S. sales of Xigris and Evista from the date of issuance of the patent through the date of trial. In addition, a separate bench trial with the U.S. District Court of Massachusetts was held in August 2006, on our contention that the patent is unenforceable and impermissibly covers natural processes. In June 2005, the United States Patent and Trademark Office (USPTO) commenced a reexamination of the patent, and in August 2007 took the position that the Ariad claims at issue are unpatentable, a position that Ariad continues to contest. In September 2007, the Court entered a final judgment indicating that Ariad's claims are patentable, valid, and enforceable, and finding damages in the amount of $65 million plus a 2.3 percent royalty on net U.S. sales of Xigris and Evista since the time of the jury decision. However, the Court deferred the requirement to pay any damages until after all rights to appeal have been exhausted. We plan to appeal this judgment. We believe that these allegations are without legal merit, that we will ultimately prevail on these issues, and therefore that the likelihood of any monetary damages is remote.

Government Investigations and Related Litigation

In March 2004, the Office of the U.S. Attorney for the Eastern District of Pennsylvania (EDPA) advised us that it had commenced an investigation related to our U.S. marketing and promotional practices, including our communications with physicians and remuneration of physician consultants and advisors, with respect to Zyprexa, Prozac, and Prozac Weekly. In November 2007, we received a grand jury subpoena from the EDPA for a broad range of documents related to Zyprexa. A number of State Medicaid Fraud Control Units are coordinating with the EDPA in its investigation of any Medicaid-related claims relating to our marketing and promotion of Zyprexa. In October 2005, the EDPA advised that it is also conducting an inquiry regarding certain rebate agreements we entered into with a pharmacy benefit manager covering Axid®, Evista, Humalog, Humulin, Prozac, and Zyprexa. The inquiry includes a review of our Medicaid best price reporting related to the product sales covered by the rebate agreements.

In June 2005, we received a subpoena from the Office of the Attorney General, Medicaid Fraud Control Unit, of the State of Florida, seeking production of documents relating to sales of Zyprexa and our marketing and promotional practices with respect to Zyprexa.

In September 2006, we received a subpoena from the California Attorney General's Office seeking production of documents related to our efforts to obtain and maintain Zyprexa's status on California's formulary, marketing and promotional practices with respect to Zyprexa, and remuneration of health care providers.

In February 2007, we received a subpoena from the Office of the Attorney General of the State of Illinois, seeking production of documents and information relating to sales of Zyprexa and our marketing and promotional practices, including our communications with physicians and remuneration of physician consultants and advisors, with respect to Zyprexa.

Beginning in August 2006, we have received civil investigative demands or subpoenas from the attorneys general of a number of states under various state consumer protection laws. Most of these requests are now part of a multistate investigative effort being coordinated by an executive committee of attorneys general. We are aware that approximately 30 states are participating in this joint effort, and it is possible that additional states will join the investigation. These attorneys general are seeking a broad range of Zyprexa documents, including documents relating to sales, marketing and promotional practices, and remuneration of health care providers. In addition, we have been named as a defendant in a private suit in California State Court, which was removed to federal court, alleging violations of the California False Claims Act with respect to certain Zyprexa marketing and promotional practices. This suit was brought by an individual on behalf of the government, under the qui tam provision of the California False Claims Act.

We are cooperating in each of these investigations, including providing a broad range of documents and information relating to the investigations. It is possible that other Lilly products could become subject to investigation and that the outcome of these matters could include criminal charges and fines, penalties, or other monetary or nonmonetary remedies. We cannot determine the outcome of these matters or reasonably estimate the amount or range of amounts of any fines or penalties that might result from an adverse outcome. It is possible, however, that an adverse outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position. We have implemented and continue to review and enhance a broadly based compliance program that includes comprehensive compliance-related activities designed to ensure that our marketing and promotional practices, physician communications, remuneration of health care professionals, managed care arrangements, and Medicaid best price reporting comply with applicable laws and regulations.

Product Liability and Related Litigation

We have been named as a defendant in a large number of Zyprexa product liability lawsuits in the United States and have been notified of many other claims of individuals who have not filed suit. The lawsuits and unfiled claims (together the "claims") allege a variety of injuries from the use of Zyprexa, with the majority alleging that the product caused or contributed to diabetes or high blood-glucose levels. The claims seek substantial compensatory and punitive damages and typically accuse us of inadequately testing for and warning about side effects of Zyprexa. Many of the claims also allege that we improperly promoted the drug. Almost all of the federal lawsuits are part of a Multi-District Litigation (MDL) proceeding before The Honorable Jack Weinstein in the Federal District Court for the Eastern District of New York (MDL No. 1596).

Since June 2005, we have entered into agreements with various claimants' attorneys involved in U.S. Zyprexa product liability litigation to settle a substantial majority of the claims. The agreements cover a total of approximately 31,200 claimants, including a large number of previously filed lawsuits and other asserted claims. The two primary settlements were as follows:

- In June 2005, we reached an agreement in principle (and in September 2005 a final agreement) to settle more than 8,000 claims for $690.0 million plus $10.0 million to cover administration of the settlement.
- In January 2007, we reached agreements with a number of plaintiffs' attorneys to settle more than 18,000 claims for approximately $500 million.

The 2005 settlement totaling $700.0 million was paid during 2005. The January 2007 settlements were paid during 2007.

We are prepared to continue our vigorous defense of Zyprexa in all remaining claims. The U.S. Zyprexa product liability claims not subject to these agreements include approximately 325 lawsuits in the U.S. covering approximately 1,235 plaintiffs. Trial dates have been set for June 23, 2008, in the Eastern District of New York, for several of the U.S. plaintiffs.

In early 2005, we were served with four lawsuits seeking class action status in Canada on behalf of patients who took Zyprexa. One of these four lawsuits has been certified for residents of Quebec, and a second has been certified in Ontario and includes all Canadian residents, except for residents of Quebec and British Columbia. The allegations in the Canadian actions are similar to those in the litigation pending in the U.S.

We have insurance coverage for a portion of our Zyprexa product liability claims exposure. The third-party insurance carriers have raised defenses to their liability under the policies and are seeking to rescind the policies. The dispute was the subject of litigation in the federal court in Indianapolis against certain of the carriers and in arbitration in Bermuda against other carriers. In the second half of 2007, we reached settlements resolving the vast majority of the disputed insurance claims, and a portion of the insurance proceeds were paid to us prior to the end of 2007.

Since the beginning of 2005, we have recorded aggregate net pretax charges of $1.61 billion for Zyprexa product liability matters. The net charges, which take into account our actual and expected insurance recoveries, covered the following:

- The cost of the Zyprexa product liability settlements to date; and
- Reserves for product liability exposures and defense costs regarding the known Zyprexa product liability claims and expected future claims to the extent we could formulate a reasonable estimate of the probable number and cost of the claims.

In December 2004, we were served with two lawsuits brought in state court in Louisiana on behalf of the Louisiana Department of Health and Hospitals, alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels, and that we improperly promoted the drug. These cases have been removed to federal court and are now part of the MDL proceedings in the Eastern District of New York. In these actions, the Department of Health and Hospitals seeks to recover the costs it paid for Zyprexa through Medicaid and other drug-benefit programs, as well as the costs the department alleges it has incurred and will incur to treat Zyprexa-related illnesses. We have been served with similar lawsuits filed by the states of Alaska, Mississippi, Montana, New Mexico, Pennsylvania, South Carolina, Utah, and West Virginia in the courts of the respective states. The Mississippi, Montana, New Mexico, and West Virginia cases have been removed to federal court and are now part of the MDL proceedings in the Eastern District of New York. The Alaska case is scheduled for trial beginning March 3, 2008.

In 2005, two lawsuits were filed in the Eastern District of New York purporting to be nationwide class actions on behalf of all consumers and third-party payors, excluding governmental entities, which have made or will make payments for their members or insured patients being prescribed Zyprexa. These actions have now been consolidated into a single lawsuit, which is brought under certain state consumer protection statutes, the federal civil RICO statute, and common law theories, seeking a refund of the cost of Zyprexa, treble damages, punitive damages, and attorneys' fees. Two additional lawsuits were filed in the Eastern District of New York in 2006 on similar grounds. In 2007, The Pennsylvania Employees Trust Fund brought claims in state court in Pennsylvania as insurer of Pennsylvania state employees, who were prescribed Zyprexa on similar grounds as described in the New York cases. As with the product liability suits, these lawsuits allege that we inadequately tested for and warned about side effects of Zyprexa and improperly promoted the drug.

We cannot determine with certainty the additional number of lawsuits and claims that may be asserted. The ultimate resolution of Zyprexa product liability and related litigation could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In addition, we have been named as a defendant in numerous other product liability lawsuits involving primarily diethylstilbestrol (DES) and thimerosal. The majority of these claims are covered by insurance, subject to deductibles and coverage limits.

Because of the nature of pharmaceutical products, it is possible that we could become subject to large numbers of product liability and related claims for other products in the future. In the past few years, we have experienced difficulties in obtaining product liability insurance due to a very restrictive insurance market. Therefore, for substantially all of our currently marketed products, we have been and expect that we will continue to be largely self-insured for future product liability losses. In addition, as noted above, there is no assurance that we will be able to fully collect from our insurance carriers on past claims.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995—A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we caution investors that any forward-looking statements or projections made by us, including those made in this document, are based on management's expectations at the time they are made, but they are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, legal, and other factors that may affect our operations and prospects are discussed earlier in this section and our most recent report on Forms 10-Q and 10-K filed with the Securities and Exchange Commission. We undertake no duty to update forward-looking statements.

Segment Information

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

We operate in one significant business segment—pharmaceutical products. Operations of the animal health business segment are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

Year Ended December 31	2007	2006	2005
Net sales—to unaffiliated customers			
Neurosciences	**$ 7,851.0**	$ 6,728.5	$ 6,080.0
Endocrinology	**5,479.6**	5,014.5	4,636.9
Oncology	**2,446.4**	2,020.2	1,801.0
Cardiovascular[2]	**1,624.1**	730.4	778.8
Animal health	**995.8**	875.5	863.7
Other pharmaceuticals	**236.6**	321.9	484.9
Net sales	**$18,633.5**	$15,691.0	$14,645.3
Geographic Information			
Net sales—to unaffiliated customers[1]			
United States	**$10,145.5**	$ 8,599.2	$ 7,798.1
Europe	**4,844.5**	3,894.3	3,818.6
Other foreign countries	**3,643.5**	3,197.5	3,028.6
	$18,633.5	$15,691.0	$14,645.3
Long-lived assets			
United States	**$ 5,905.4**	$ 6,207.4	$ 6,524.5
Europe	**2,057.7**	1,733.8	1,554.9
Other foreign countries	**1,768.6**	1,718.4	1,748.9
	$ 9,731.7	$ 9,659.6	$ 9,828.3

[1]Net sales are attributed to the countries based on the location of the customer.
[2]Cialis sales for 2007 are included in Cardiovascular, and 2006 and 2005 Cialis sales have been reclassified from other pharmaceuticals to be consistent with the 2007 presentation.

The largest category of products is the neurosciences group, which includes Zyprexa, Cymbalta, Strattera, and Prozac. Endocrinology products consist primarily of Humalog, Humulin, Actos, Byetta, Evista, Forteo, and Humatrope. Oncology products consist primarily of Gemzar and Alimta. Cardiovascular products consist primarily of Cialis, ReoPro®, and Xigris. Animal health products include Tylan, Rumensin, Coban®, and other products for livestock and poultry. The other pharmaceuticals category includes anti-infectives, primarily Ceclor® and Vancocin®, and other miscellaneous pharmaceutical products and services.

Most of our pharmaceutical products are distributed through wholesalers that serve pharmacies, physicians and other health care professionals, and hospitals. In 2007, our three largest wholesalers each accounted for between 12 percent and 16 percent of consolidated net sales. Further, they each accounted for between 9 percent and 13 percent of accounts receivable as of December 31, 2007. Animal health products are sold primarily to wholesale distributors.

Our business segments are distinguished by the ultimate end user of the product: humans or animals. Performance is evaluated based on profit or loss from operations before income taxes. The accounting policies of the individual segments are substantially the same as those described in the summary of significant accounting policies in Note 1 to the consolidated financial statements. Income before income taxes for the animal health business was approximately $173 million, $184 million, and $215 million in 2007, 2006, and 2005, respectively.

The assets of the animal health business are intermixed with those of the pharmaceutical products business. Long-lived assets disclosed above consist of property and equipment and certain sundry assets.

We are exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.

Selected Quarterly Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

2007	Fourth	Third	Second	First
Net sales	$5,189.6	$4,586.8	$4,631.0	$4,226.1
Cost of sales	1,272.8	1,054.6	998.9	922.5
Operating expenses	2,709.4	2,322.3	2,379.1	2,171.0
Acquired in-process research and development	89.0	—	328.1	328.5
Asset impairments, restructuring, and other special charges	98.2	81.3	—	123.0
Other income—net	(32.1)	(49.8)	(1.8)	(38.3)
Income before income taxes	1,052.3	1,178.4	926.7	719.4
Net income	854.4	926.3	663.6	508.7
Earnings per share—basic	.78	.85	.61	.47
Earnings per share—diluted	.78	.85	.61	.47
Dividends paid per share	.425	.425	.425	.425
Common stock closing prices				
High	59.47	58.44	60.56	54.99
Low	49.09	54.09	54.39	51.63

2006	Fourth	Third	Second	First
Net sales	$4,245.3	$3,864.1	$3,866.9	$3,714.7
Cost of sales	1,019.0	860.4	860.6	806.5
Operating expenses	2,168.8	1,953.9	2,012.7	1,883.7
Asset impairments, restructuring, and other special charges	945.2	—	—	—
Other income—net	(102.7)	(56.0)	(46.9)	(32.2)
Income before income taxes	215.0	1,105.8	1,040.5	1,056.7
Net income	132.3	873.6	822.0	834.8
Earnings per share—basic	.12	.80	.76	.77
Earnings per share—diluted	.12	.80	.76	.77
Dividends paid per share	.40	.40	.40	.40
Common stock closing prices				
High	58.25	57.32	55.27	58.86
Low	51.35	54.26	50.41	54.98

Our common stock is listed on the New York, London, and Swiss stock exchanges.

Selected Financial Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES

(Dollars in millions, except net sales per employee and per-share data)	2007[2]	2006	2005	2004	2003
Operations					
Net sales	**$18,633.5**	$15,691.0	$14,645.3	$13,857.9	$12,582.5
Cost of sales	**4,248.8**	3,546.5	3,474.2	3,223.9	2,675.1
Research and development	**3,486.7**	3,129.3	3,025.5	2,691.1	2,350.2
Marketing, selling, and administrative	**6,095.1**	4,889.8	4,497.0	4,284.2	4,055.4
Other	**926.1**	707.4	931.1	716.8	240.1
Income before income taxes and cumulative effect of a change in accounting principle	**3,876.8**	3,418.0	2,717.5	2,941.9	3,261.7
Income taxes	**923.8**	755.3	715.9	1,131.8	700.9
Net income	**2,953.0**	2,662.7	1,979.6[1]	1,810.1	2,560.8
Net income as a percent of sales	**15.8%**	17.0%	13.5%	13.1%	20.4%
Net income per share—diluted	**2.71**	2.45	1.81	1.66	2.37
Dividends declared per share	**1.75**	1.63	1.54	1.45	1.36
Weighted-average number of shares outstanding—diluted (thousands)	**1,090,750**	1,087,490	1,092,150	1,088,936	1,082,230
Financial Position					
Current assets	**$12,256.9**	$ 9,694.4	$10,795.8	$12,835.8	$ 8,768.9
Current liabilities	**5,268.3**	5,085.5	5,716.3	7,593.7	5,560.8
Property and equipment—net	**8,575.1**	8,152.3	7,912.5	7,550.9	6,539.0
Total assets	**26,787.8**	21,955.4	24,580.8	24,867.0	21,688.3
Long-term debt	**4,593.5**	3,494.4	5,763.5	4,491.9	4,687.8
Shareholders' equity	**13,664.4**	10,980.7	10,791.9	10,919.9	9,764.8
Supplementary Data					
Return on shareholders' equity	**24.0%**	24.5%	18.2%	17.5%	28.4%
Return on assets	**12.2%**	11.2%	8.2%	7.8%	12.6%
Capital expenditures	**$ 1,082.4**	$ 1,077.8	$ 1,298.1	$ 1,898.1	$ 1,706.6
Depreciation and amortization	**1,047.9**	801.8	726.4	597.5	548.5
Effective tax rate	**23.8%**	22.1%	26.3%	38.5%	21.5%
Net sales per employee	**$ 459,000**	$378,000	$344,000	$ 311,000	$280,000
Number of employees	**40,600**	41,500	42,600	44,500	45,000
Number of shareholders of record	**41,700**	44,800	50,800	52,400	54,600

[1]Reflects the impact of a cumulative effect of a change in accounting principle in 2005 of $22.0 million, net of income taxes of $11.8 million. The diluted earnings per share impact of this cumulative effect of a change in accounting principle was $.02. The net income per diluted share before the cumulative effect of a change in accounting principle was $1.83. See Note 2 for additional information.
[2]Reflects the ICOS acquisition, effective January 29, 2007. See Note 3 for additional information.

Value of $100 Invested on Last Business Day of 2002

Comparison of Five-Year Cumulative Total Return Among Lilly, S&P 500 Stock Index, and Peer Group*

This graph compares the return on Lilly stock with that of the Standard & Poor's 500 Stock Index and our peer group for the years 2003 through 2007. The graph assumes that, on December 31, 2002, a person invested $100 each in Lilly stock, the S&P 500 Stock Index, and the peer group's common stock. The graph measures total shareholder return, which takes into account both stock price and dividends. It assumes that dividends paid by a company are reinvested in that company's stock.

**We constructed the peer group as the industry index for this graph. It comprises the nine companies in the pharmaceutical industry that we used to benchmark 2007 compensation of executive officers: Abbott Laboratories; Amgen Inc.; Bristol-Myers Squibb Company; GlaxoSmithKline Plc; Johnson & Johnson; Merck & Co., Inc.; Pfizer Inc.; Schering-Plough Corporation; and Wyeth.*


$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
12/02
12/03
12/04
12/05
12/06
12/07

Lilly ········ S&P 500 ·············· Peer Group

Date	Eli Lilly and Company	S&P 500	Custom Peer Group
12/02	$100.00	$100.00	$100.00
12/03	$113.11	$128.63	$111.25
12/04	$93.35	$142.59	$107.81
12/05	$95.71	$149.58	$107.90
12/06	$90.72	$173.15	$122.21
12/07	$95.87	$182.64	$124.15

(Dollars in millions, except per-share data)

Note 1: Summary of Significant Accounting Policies

Basis of presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting practices generally accepted in the United States (GAAP). The accounts of all wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. Where our ownership of consolidated subsidiaries is less than 100 percent, the outside shareholders' interests are reflected in other noncurrent liabilities. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

All per-share amounts, unless otherwise noted in the footnotes, are presented on a diluted basis, that is, based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares.

Cash equivalents: We consider all highly liquid investments, with a maturity of three months or less, to be cash equivalents. The cost of these investments approximates fair value. If items meeting this definition are part of a larger investment pool, they are classified consistent with the classification of the pool.

Inventories: We state all inventories at the lower of cost or market. We use the last-in, first-out (LIFO) method for substantially all our inventories located in the continental United States, or approximately 39 percent of our total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. FIFO cost approximates current replacement cost. Inventories at December 31 consisted of the following:

	2007	2006
Finished products	$ 653.4	$ 644.5
Work in process	1,803.0	1,551.5
Raw materials and supplies	202.7	187.0
	2,659.1	2,383.0
Reduction to LIFO cost	(135.4)	(112.7)
	$2,523.7	$2,270.3

Investments: Substantially all debt and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported in other comprehensive income. Unrealized losses considered to be other-than-temporary are recognized in earnings. Factors we consider in making this evaluation include company-specific drivers of the decrease in stock price, status of projects in development, near-term prospects of the issuer, the length of time the value has been depressed, and the financial condition of the industry. We do not evaluate cost-method investments for impairment unless there is an indicator of impairment. We review these investments for indicators of impairment on a regular basis. Realized gains and losses on sales of available-for-sale securities are computed based upon specific identification of the initial cost adjusted for any other-than-temporary declines in fair value. Investments in companies over which we have significant influence but not a controlling interest are accounted for using the equity method with our share of earnings or losses reported in other income—net. We own no investments that are considered to be trading securities.

Risk-management instruments: Our derivative activities are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities, and transactions being hedged. As derivative contracts are initiated, we designate the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of our derivatives on a quarterly basis.

For derivative contracts that are designated and qualify as fair value hedges, the derivative instrument is marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of other comprehensive income and reclassified into earnings in the same period the hedged transaction affects earnings. Hedge ineffectiveness is immediately recognized in earnings. Derivative contracts that are not designated as hedging instruments are recorded at fair value with the gain or loss recognized in current earnings during the period of change.

We enter into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally the euro, the British pound, and the Japanese yen). Foreign currency derivatives used for hedging are put in place using the same or like currencies and duration as the underlying exposures. Forward contracts are principally used to manage exposures arising from subsidiary trade and loan payables and receivables denominated in foreign currencies. These contracts are recorded at fair value with the gain or loss recognized in other income. The purchased option contracts are used to hedge anticipated foreign currency transactions, primarily intercompany inventory activities expected to occur within the next year. These contracts are designated as cash flow hedges of those future transactions and the impact on earnings is included in cost of sales. We may enter into foreign currency forward contracts and currency swaps as fair value hedges of firm commitments. Forward and option contracts generally have maturities not exceeding 12 months.

In the normal course of business, our operations are exposed to fluctuations in interest rates. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact of fluctuations in interest rates on earnings. Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and investment positions and may enter into interest rate swaps or collars to help maintain that balance. Interest rate swaps or collars that convert our fixed-rate debt or investments to a floating rate are designated as fair value hedges of the underlying instruments. Interest rate swaps or collars that convert floating rate debt or investments to a fixed rate are designated as cash flow hedges. Interest expense on the debt is adjusted to include the payments made or received under the swap agreements.

Goodwill and other intangibles: Goodwill is not amortized. All other intangibles arising from acquisitions and research alliances have finite lives and are amortized over their estimated useful lives, ranging from 5 to 20 years, using the straight-line method. The weighted-average amortization period for developed product technology is approximately 10 years. Amortization expense for 2007, 2006, and 2005 was $172.8 million, $7.6 million, and $5.4 million before tax, respectively. The estimated amortization expense for the five succeeding years approximates $180 million before tax, per year. Substantially all of the amortization expense is included in cost of sales. See Note 3 for further discussion of goodwill and other intangibles acquired in 2007.

Goodwill and other intangible assets at December 31 were as follows:

	2007	2006
Goodwill	$ 745.7	$ 73.8
Developed product technology—gross	1,767.5	—
Less accumulated amortization	(162.6)	—
Developed product technology—net	1,604.9	—
Other intangibles—gross	142.8	89.2
Less accumulated amortization	(38.0)	(33.0)
Other intangibles—net	104.8	56.2
Total intangibles—net	$2,455.4	$130.0

Goodwill and net other intangibles are reviewed to assess recoverability at least annually and when certain impairment indicators are present. No material impairments occurred with respect to the carrying value of our goodwill or other intangible assets in 2007, 2006, or 2005.

Property and equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (12 to 50 years for buildings and 3 to 18 years for equipment). We review the carrying value of long-lived assets for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value, and the cost basis is adjusted.

At December 31, property and equipment consisted of the following:

	2007	2006
Land	$ 180.0	$ 168.7
Buildings	5,543.7	4,852.8
Equipment	7,454.9	6,718.5
Construction in progress	1,662.7	1,976.7
	14,841.3	13,716.7
Less allowances for depreciation	(6,266.2)	(5,564.4)
	$8,575.1	$8,152.3

Depreciation expense for 2007, 2006, and 2005 was $682.3 million, $627.4 million, and $577.2 million, respectively. Approximately $95.3 million, $106.7 million, and $140.5 million of interest costs were capitalized as part of property and equipment in 2007, 2006, and 2005, respectively. Total rental expense for all leases, including contingent rentals (not material), amounted to approximately $294.2 million, $293.6 million, and $294.4 million for 2007, 2006, and 2005, respectively. Assets under capital leases included in property and equipment in the consolidated balance sheets, capital lease obligations entered into, and future minimum rental commitments are not material.

Litigation and environmental liabilities: Litigation accruals and environmental liabilities and the related estimated insurance recoverables are reflected on a gross basis as liabilities and assets, respectively, on our consolidated balance sheets. With respect to the product liability claims currently asserted against us, we have accrued for our estimated exposures to the extent they are both probable and estimable based on the information available to us. We accrue for certain product liability claims incurred but not filed to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. Legal defense costs expected to be incurred in connection with significant product liability loss contingencies are accrued when probable and reasonably estimable. A portion of the costs associated with defending and disposing of these suits is covered by insurance. We record receivables for insurance-related recoveries when it is probable they will be realized. These receivables are classified as a reduction of the litigation charges on the statement of income. We estimate insurance recoverables based on existing deductibles, coverage limits, our assessment of any defenses to coverage that might be raised by the carriers, and the existing and projected future level of insolvencies among the insurance carriers.

Revenue recognition: We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. For more than 90 percent of our sales, this is at the time products are shipped to the customer, typically a wholesale distributor or a major retail chain. The remaining sales are recorded at the point of delivery. Provisions for discounts and rebates are established in the same period the related sales are recorded.

We also generate income as a result of collaboration agreements. Revenue from copromotion services is based upon net sales reported by our copromotion partners and, if applicable, the number of sales calls we perform. Initial fees we receive from the partnering of our compounds under development are amortized through the expected product approval date. Initial fees received from out-licensing agreements that include both the sale of marketing rights to our commercialized products and a related commitment to supply the products are generally recognized as net sales over the term of the supply agreement. We immediately recognize the full amount of milestone payments due to us upon the achievement of the milestone event if the event is substantive, objectively determinable, and represents an important point in the development life cycle of the pharmaceutical product. Milestone payments earned by us are generally recorded in other income—net.

Research and development: We recognize as incurred the cost of directly acquiring assets to be used in the research and development process that have not yet received regulatory approval for marketing and for which no alternative future use has been identified. Once the product has obtained regulatory approval, we capitalize the milestones paid and amortize them over the period benefited. Milestones paid prior to regulatory approval of the product are generally expensed when the event requiring payment of the milestone occurs.

Other income—net: Other income—net consisted of the following:

	2007	2006	2005
Interest expense	$ 228.3	$ 238.1	$ 105.2
Interest income	(215.3)	(261.9)	(212.1)
Joint venture income	(11.0)	(96.3)	(11.1)
Other	(124.0)	(117.7)	(196.2)
	$(122.0)	$(237.8)	$(314.2)

The joint venture income represents our share of the Lilly ICOS LLC joint venture results of operations, net of income taxes. We acquired the outstanding ownership of the joint venture in January 2007 as a result of our acquisition of ICOS. See Note 3 for further discussion.

Income taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

Effective January 1, 2007, we adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation 48, Accounting for Uncertainty in Income Taxes (FIN 48). Pursuant to FIN 48, we must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

Earnings per share: We calculate basic earnings per share based on the weighted-average number of outstanding common shares and incremental shares. We calculate diluted earnings per share based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares.

Stock-based compensation: We recognize the fair value of stock-based compensation as expense over the requisite service period of the individual grantees, which generally equals the vesting period. Under our policy all stock-based awards are approved prior to the date of grant. The Compensation Committee of the Board of Directors approves the value of the award and date of grant. Stock-based compensation that is awarded as part of our annual equity grant is made on a specific grant date scheduled in advance.

Reclassifications: Certain reclassifications have been made to the December 31, 2006 and 2005 consolidated financial statements and accompanying notes to conform with the December 31, 2007 presentation.

Note 2: Implementation of New Financial Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) revised and issued Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations (SFAS 141(R)). SFAS 141(R) changes how the acquisition method is applied in accordance with SFAS 141. The primary revisions to this Statement require an acquirer in a business combination to measure assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date, with limited exceptions specified in the Statement. This Statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with the Statement). Assets acquired and liabilities assumed arising from contractual contingencies as of the acquisition date are to be measured at their acquisition-date fair values, and assets or liabilities arising from all other contingencies as of the acquisition date are to be measured at their acquisition-date fair value, only if it is more likely than not that they meet the definition of an asset or a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. This Statement significantly amends other Statements and authoritative guidance, including FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, and now requires the capitalization of research and development assets acquired in a business combination at their acquisition-date fair values, separately from goodwill. SFAS No. 109, Accounting for Income Taxes, was also amended by this Statement to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. This Statement is effective for us for business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, in conjunction with SFAS 141(R), the FASB issued SFAS No. 160, Accounting for Noncontrolling Interests. This Statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), by requiring companies to report a noncontrolling interest in a subsidiary as equity in its consolidated financial statements. Disclosure of the amounts of consolidated net income attributable to the parent and the noncontrolling interest will be required. This Statement also clarifies that transactions that result in a change in a parent's ownership interest in a subsidiary that do not result in deconsolidation will be treated as equity transactions, while a gain or loss will be recognized by the parent when a subsidiary is deconsolidated. This Statement is effective for us January 1, 2009, and we do not anticipate the implementation to be material to our consolidated financial position or results of operations.

In December 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 07-1 (EITF 07-1), Accounting for Collaborative Arrangements. EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This Issue is effective for us beginning January 1, 2009 and will be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. While we have not yet completed our analysis, we do not anticipate the implementation of this Issue to be material to our consolidated financial position or results of operations.

In June 2007, the FASB ratified the consensus reached by the EITF on Issue No. 07-3 (EITF 07-3), Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. Pursuant to EITF 07-3, nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense when the related goods are delivered or services are performed, or when the goods or services are no longer expected to be received. This Issue is effective for us beginning January 1, 2008, and is to be applied prospectively for contracts entered into on or after the effective date. We do not anticipate the implementation of this Issue to be material to our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective for us beginning January 1, 2008, if adopted; however, we do not anticipate adopting this Statement.

We adopted the provisions of FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. See Note 11 for further discussion of the impact of adopting this Interpretation.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement is effective for us beginning January 1, 2008, and applies to interim periods. We do not anticipate the implementation of this Statement will be material to our consolidated financial position or results of operations.

In 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. FIN 47 requires us to record the fair value of a liability for conditional asset retirement obligations in the period in which it is incurred, which is adjusted to its present value each subsequent period. In addition, we are required to capitalize a corresponding amount by increasing the carrying amount of the related long-lived asset, which is depreciated over the useful life of the related long-lived asset. The adoption of FIN 47 on December 31, 2005 resulted in a cumulative effect of a change in accounting principle of $22.0 million, net of income taxes of $11.8 million.

Note 3: Acquisitions

ICOS Corporation Acquisition

On January 29, 2007, we acquired all of the outstanding common stock of ICOS Corporation (ICOS), our partner in the Lilly ICOS LLC joint venture for the manufacture and sales of Cialis for the treatment of erectile dysfunction. The acquisition brings the full value of Cialis to us and enables us to realize operational efficiencies in the further development, marketing, and selling of this product. Under the terms of the agreement, each outstanding share of ICOS common stock was redeemed for $34 in cash for an aggregate purchase price of approximately $2.3 billion, which was financed through borrowings.

The acquisition has been accounted for as a business combination under the purchase method of accounting. Under the purchase method of accounting, the assets acquired and liabilities assumed from ICOS are recorded at their respective fair values as of the acquisition date in our consolidated financial statements. The excess of the purchase price over the fair value of the acquired net assets has been recorded as goodwill in the amount of $646.7 million. No portion of this goodwill is expected to be deductible for tax purposes. ICOS's results of operations are included in our consolidated financial statements from the date of acquisition.

We have determined the following estimated fair values for the assets purchased and liabilities assumed as of the date of acquisition. The determination of estimated fair value requires management to make significant estimates and assumptions.

Estimated Fair Value at January 29, 2007	
Cash and short-term investments	$ 197.7
Developed product technology (Cialis)[1]	1,659.9
Acquired in-process research and development	303.5
Tax benefit of net operating losses	404.1
Goodwill	646.7
Other assets and liabilities—net	(32.1)
Deferred taxes	(583.5)
Long-term debt assumed	(275.6)
Total estimated purchase price	$2,320.7

[1]The intangible asset will be amortized over the remaining expected patent lives of Cialis in each country, which range from 2015 to 2017.

The acquired in-process research and development (IPR&D) represents compounds currently under development that have not yet achieved regulatory approval for marketing. New indications for and formulations of the Cialis compound in clinical testing at the time of the acquisition represented approximately 48 percent of the estimated fair value of the IPR&D. The remaining value of IPR&D represents several other products in development, with no one asset comprising a significant portion of this value. In accordance with FIN 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, these IPR&D intangible assets totaling $303.5 million have been written off by a charge to income immediately subsequent to the acquisition because the compounds do not have any alternative future use. This charge is not deductible for tax purposes. The ongoing activity with respect to each of these compounds under development is not material to our research and development expenses.

There are several methods that can be used to determine the estimated fair value of the acquired IPR&D. We utilized the "income method," which applies a probability weighting to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, historical pricing of similar products, and expected industry trends. The estimated future net cash flows are then discounted to the present value using an appropriate discount rate. This analysis is performed for each project independently. The discount rate we used in valuing the acquired IPR&D projects was 20 percent.

Other Acquisitions

During the second quarter of 2007, we acquired all of the outstanding stock of both Hypnion, Inc. (Hypnion), a privately held neuroscience drug discovery company focused on sleep disorders, and Ivy Animal Health, Inc. (Ivy), a privately held applied research and pharmaceutical product development company focused on the animal health industry, for $445.0 million in cash. The ongoing activities with respect to these companies' products in development are not material to our research and development expenses. The results of operations are included in our consolidated financial statements from the respective dates of acquisition.

The acquisition of Hypnion provides us with a broader and more substantive presence in the area of sleep disorder research and ownership of HY10275, a novel Phase II compound with a dual mechanism of action aimed at promoting better sleep onset and sleep maintenance. This was Hypnion's only significant asset. For this acquisition, we recorded a charge of $291.1 million, representing the estimated fair value of the acquired compound, to acquired IPR&D in the second quarter of 2007 because the development-stage compound acquired did not have any alternative future use. This charge was not deductible for tax purposes. Because Hypnion was a development-stage company, the transaction was accounted for as an acquisition of assets rather than as a business combination and, therefore, goodwill was not recorded.

The acquisition of Ivy provides us with products that complement those of our animal health product line. This acquisition has been accounted for as a business combination under the purchase method of accounting. We have allocated $88.7 million of the purchase price to other identifiable intangible assets, primarily related to marketed products, $37.0 million to acquired IPR&D, and $25.0 million to goodwill. The IPR&D represents products in development that are not yet approved for marketing and have no alternative future use. Accordingly, the $37.0 million allocated to acquired IPR&D was expensed immediately subsequent to the acquisition. The other identifiable intangible assets will be amortized over their estimated remaining useful lives of 10 to 20 years. Goodwill resulting from this acquisition has been fully allocated to the animal health business segment. The amount allocated to each of the intangible assets acquired, including goodwill, is expected to be deductible for tax purposes.

Product Acquisitions

In October 2007, we entered into an agreement with Glenmark Pharmaceuticals Limited India whereby we acquired the rights to a portfolio of transient receptor potential vanilloid sub-family 1 (TRPV1) antagonist molecules, including a clinical-phase compound. The compound is currently in early clinical phase development as a potential next-generation treatment for various pain conditions, including osteoarthritic pain, and had no alternative future use. As with many development-phase compounds, launch of the product, if approved, was not expected in the near term. Our charge for acquired IPR&D was $45.0 million, is deductible for tax purposes, and was included as expense in the fourth quarter of 2007.

In October 2007, we entered into a global strategic alliance with MacroGenics, Inc. (MacroGenics) to develop and commercialize teplizumab, a humanized anti-CD3 monoclonal antibody, as well as other potential next-generation anti-CD3 molecules for use in the treatment of autoimmune diseases. As part of the arrangement, we acquired the exclusive rights to the molecule, which was in the development stage (Phase II/III clinical trial for individuals with recent-onset type 1 diabetes) and had no alternative future use. As with many development-phase compounds, launch of the product, if approved, was not expected in the near term. Our charge for acquired IPR&D was $44.0 million, is deductible for tax purposes, and was included as expense in the fourth quarter of 2007.

In January 2007, we entered into an agreement with OSI Pharmaceuticals, Inc. to acquire the rights to its compound for the treatment of type 2 diabetes. At the inception of this agreement, this compound was in the development stage (Phase I clinical trials) and had no alternative future use. As with many development-phase compounds, launch of the product, if approved, was not expected in the near term. Our charge for acquired IPR&D related to this arrangement was $25.0 million, was included as expense in the first quarter of 2007, and is deductible for tax purposes.

In December 2007, we entered into an agreement with BioMS Medical Corp. to acquire the rights to its compound for the treatment of multiple sclerosis. This agreement was contingent upon clearance under the Hart-Scott-Rodino Anti-Trust Improvements Act and became effective after clearance was received in January 2008. This compound is in the development stage (Phase III clinical trials) and has no alternative future use. As with many development-phase compounds, launch of the product, if approved, was not expected in the near term. Our charge for acquired IPR&D related to this arrangement was $87.0 million, is deductible for tax purposes, and will be included as expense in the first quarter of 2008.

In connection with these arrangements, our partners are generally entitled to future milestones and royalties based on sales should these products be approved for commercialization.

FINANCIALS

Note 4: Asset Impairments, Restructuring, and Other Special Charges

The components of the charges included in asset impairments, restructuring, and other special charges in our consolidated statements of income are described below.

Asset Impairments and Related Restructuring and Other Charges

We incurred asset impairment, restructuring, and other special charges of $67.6 million in the fourth quarter of 2007. These charges were a result of decisions approved by management in the fourth quarter as well as previously announced strategic decisions. Components of this charge include non-cash charges of $42.5 million for the write-down of impaired assets, all of which have no future use, and other charges of $25.1 million, primarily related to additional severance and environmental cleanup charges related to previously announced strategic decisions. The impairment charges are necessary to adjust the carrying value of the assets to fair value. These restructuring activities were substantially complete at December 31, 2007.

In connection with previously announced strategic decisions, we recorded asset impairment, restructuring, and other special charges of $123.0 million in the first quarter of 2007. These charges primarily relate to a voluntary severance program at one of our U.S. plants and other costs related to this action as well as management actions taken in the fourth quarter of 2006 as described below. The component of this charge related to the non-cash asset impairment was $67.6 million, and was necessary to adjust the carrying value of the assets to fair value. These restructuring activities were substantially complete at December 31, 2007.

In the fourth quarter of 2006, management approved plans to close two research and development facilities and one production facility outside the U.S. Management also made the decision to stop construction of a planned insulin manufacturing plant in the U.S. in an effort to increase productivity in research and development operations and to reduce excess manufacturing capacity. These decisions, as well as other strategic changes, resulted in non-cash charges of $308.8 million for the write-down of certain impaired assets, substantially all of which have no future use, and other charges of $141.5 million, primarily related to severance and contract termination payments. The impairment charges were necessary to adjust the carrying value of the assets to fair value. These restructuring activities were substantially complete at December 31, 2007.

In December 2005, management approved, as part of our ongoing efforts to increase productivity and reduce our cost structure, decisions that resulted in non-cash charges of $154.6 million for the write-down of certain impaired assets, and other charges of $17.3 million, primarily related to contract termination payments. The impaired assets, which had no future use, included manufacturing buildings and equipment no longer needed to supply projected capacity requirements, as well as obsolete research and development equipment. The impairment charges were necessary to adjust the carrying value of the assets to fair value.

Product Liability and Other Special Charges

As a result of our product liability exposures, the substantial majority of which were related to Zyprexa, we recorded net pretax charges of $111.9 million, $494.9 million, and $1.07 billion in 2007, 2006, and 2005, respectively. These charges, which are net of anticipated insurance recoveries, include the costs of product liability settlements and related defense costs, reserves for product liability exposures and defense costs regarding known product liability claims, and expected future claims to the extent we could formulate a reasonable estimate of the probable number and cost of the claims. See Note 13 for further discussion.

Note 5: Financial Instruments and Investments

Financial instruments that potentially subject us to credit risk consist principally of trade receivables and interest-bearing investments. Wholesale distributors of life-sciences products and managed care organizations account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is mitigated by our ongoing credit review procedures and insurance. We place substantially all our interest-bearing investments with major financial institutions, in U.S. government securities, or with top-rated corporate issuers. At December 31, 2007, our investments in debt securities were comprised of 40 percent asset-backed securities, 23 percent corporate securities, and 37 percent U.S. government securities. In accordance with documented corporate policies, we limit the amount of credit exposure to any one financial institution or corporate issuer. We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but do not expect any counterparties to fail to meet their obligations given their high credit ratings.

Fair Value of Financial Instruments

A summary of our outstanding financial instruments and other investments at December 31 follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short-term investments				
Debt securities	$ 1,610.7	$ 1,610.7	$ 781.7	$ 781.7
Noncurrent investments				
Marketable equity	$ 70.0	$ 70.0	$ 79.4	$ 79.4
Debt securities	408.3	408.3	834.1	834.1
Equity method and other investments	98.8	NA	88.4	NA
	$ 577.1		$ 1,001.9	
Long-term debt, including current portion	$(4,988.6)	$(5,056.9)	$(3,705.2)	$(3,682.7)
Risk-management instruments—assets	23.6	23.6	19.7	19.7

We determine fair values based on quoted market values where available or discounted cash flow analyses (principally long-term debt). The fair value of equity method and other investments is not readily available and disclosure is not required. Approximately $1.9 billion of our investments in debt securities mature within five years.

A summary of the unrealized gains and losses (pretax) of our available-for-sale securities in other comprehensive income at December 31 follows:

	2007	2006
Unrealized gross gains	$43.5	$43.7
Unrealized gross losses	22.0	10.8

The net adjustment to unrealized gains and losses (net of tax) on available-for-sale securities increased (decreased) other comprehensive income by $(5.4) million, $0.3 million, and $(4.6) million in 2007, 2006, and 2005, respectively. Activity related to our available-for-sale investment portfolio was as follows:

	2007	2006	2005
Proceeds from sales	$1,212.1	$2,848.4	$2,048.6
Realized gross gains on sales	21.4	63.5	25.6
Realized gross losses on sales	6.1	9.0	7.1

During the years ended December 31, 2007, 2006, and 2005, net losses related to ineffectiveness and net losses related to the portion of our risk-management hedging instruments, fair value and cash flow hedges, excluded from the assessment of effectiveness were not material.

We expect to reclassify an estimated $21.3 million of pretax net losses on cash flow hedges of anticipated foreign currency transactions and the variability in expected future interest payments on floating rate debt from accumulated other comprehensive loss to earnings during 2008.

Note 6: Borrowings

Long-term debt at December 31 consisted of the following:

	2007	2006
4.50 to 7.13 percent notes (due 2012-2037)	$3,987.4	$1,487.4
2.90 percent notes (due 2008)	300.0	300.0
Floating rate extendible notes (due 2008)	—	1,000.0
Floating rate bonds (due 2037)	400.0	400.0
Private placement bonds (due 2007 and 2008)	72.1	266.3
6.55 percent ESOP debentures (due 2017)	90.6	91.6
Other, including capitalized leases	59.3	109.9
SFAS 133 fair value adjustment	79.2	50.0
	4,988.6	3,705.2
Less current portion	(395.1)	(210.8)
	$4,593.5	$3,494.4

In March 2007, we issued $2.50 billion of fixed-rate notes ($1.00 billion at 5.20 percent due in 2017; $700.0 million at 5.50 percent due in 2027; and $800.0 million at 5.55 percent due in 2037).

In August 2005, Eli Lilly Services, Inc. (ELSI), our indirect wholly-owned finance subsidiary, issued $1.50 billion of 13-month floating rate extendible notes. These notes paid interest at essentially a rate equivalent to LIBOR. We repaid $500.0 million of the notes in December 2006 and the remaining $1.00 billion of the notes in March 2007.

The $400.0 million of floating rate bonds outstanding at December 31, 2007 are due in 2037 and have variable interest rates at LIBOR plus our six-month credit spread, adjusted semiannually (total of 4.99 percent at December 31, 2007). The interest was to accumulate over the life of the bonds and be payable upon maturity. We had an option to begin periodic interest payments at any time. We exercised this option in November 2006 and paid all previously accrued interest on the bonds.

Principal and interest on the private placement bonds are due semiannually over the remaining terms of each of these notes. In conjunction with these bonds, we entered into interest rate swap agreements with the same financial institution, which converts the fixed rate into a variable rate of interest at essentially LIBOR over the term of the bonds.

The 6.55 percent Employee Stock Ownership Plan (ESOP) debentures are obligations of the ESOP but are shown on the consolidated balance sheet because we guarantee them. The principal and interest on the debt are funded by contributions from us and by dividends received on certain shares held by the ESOP. Because of the amortizing feature of the ESOP debt, bondholders will receive both interest and principal payments each quarter.

The aggregate amounts of maturities on long-term debt for the next five years are as follows: 2008, $395.1 million; 2009, $31.1 million; 2010, $16.7 million; 2011, $11.2 million; and 2012, $510.9 million.

At December 31, 2007 and 2006, short-term borrowings included $18.6 million and $8.6 million, respectively, of notes payable to banks and commercial paper. At December 31, 2007, we have $1.24 billion of unused committed bank credit facilities, $1.20 billion of which backs our commercial paper program. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

We have converted approximately 40 percent of all fixed-rate debt to floating rates through the use of interest rate swaps. The weighted-average effective borrowing rates based on debt obligations and interest rates at December 31, 2007 and 2006, including the effects of interest rate swaps for hedged debt obligations, were 5.47 percent and 5.89 percent, respectively.

In 2007, 2006, and 2005, cash payments of interest on borrowings totaled $159.2 million, $305.7 million, and $38.2 million, respectively, net of capitalized interest.

In accordance with the requirements of SFAS 133, the portion of our fixed-rate debt obligations that is hedged is reflected in the consolidated balance sheets as an amount equal to the sum of the debt's carrying value plus the fair value adjustment representing changes in fair value of the hedged debt attributable to movements in market interest rates subsequent to the inception of the hedge.

Note 7: Stock Plans

We recognize the fair value of stock-based compensation in net income. Stock-based compensation cost in the amount of $282.0 million, $359.3 million, and $403.5 million was recognized in 2007, 2006, and 2005, respectively, as well as related tax benefits of $96.4 million, $115.9 million, and $122.9 million, respectively. In 2007, our stock-based compensation expense consisted primarily of performance awards (PAs), shareholder value awards (SVAs), and stock options. In 2006 and 2005, our stock-based compensation expense consisted primarily of PAs and stock options. We recognize the stock-based compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. We provide newly issued shares and treasury stock to satisfy stock option exercises and for the issuance of PA and SVA shares. We classify tax benefits resulting from tax deductions in excess of the compensation cost recognized for exercised stock options as a financing cash flow in the consolidated statements of cash flows.

At December 31, 2007, additional stock options, PAs, SVAs, or restricted stock grants may be granted under the 2002 Lilly Stock Plan for not more than 46.6 million shares.

Performance Award Program

Performance awards (PAs) are granted to officers and management and are payable in shares of our common stock. The number of PA shares actually issued, if any, varies depending on the achievement of certain pre-established earnings-per-share targets over a one-year period. PA shares are accounted for at fair value based upon the closing stock price on the date of grant and fully vest at the end of the fiscal year of the grant. The fair values of performance awards granted in 2007, 2006, and 2005 were $54.23, $56.18, and $55.65, respectively. The number of shares ultimately issued for the performance award program is dependent upon the earnings achieved during the vesting period. Pursuant to this plan, approximately 2.3 million shares, 1.7 million shares, and 0.5 million shares were issued in 2007, 2006, and 2005, respectively. Approximately 2.4 million shares are expected to be issued in 2008.

Shareholder Value Award Program

In 2007, we implemented a shareholder value award (SVA) program, which replaced our stock option program. SVAs are granted to officers and management and are payable in shares of common stock at the end of a three-year period. The number of shares actually issued varies depending on our stock price at the end of the three-year vesting period compared to pre-established target stock prices. We measure the fair value of the SVA unit on the grant date using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award grant and calculates the fair value of the award. Expected volatilities utilized in the model are based on implied volatilities from traded options on our stock, historical volatility of our stock price, and other factors. Similarly, the dividend yield is based on historical experience and our estimate of future dividend yields. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The weighted-average fair values of the SVA units granted during 2007 were $49.85 determined using the following assumptions:

Expected dividend yield	2.75%
Risk-free interest rate	4.81%–5.16%
Range of volatilities	22.54%–23.90%

We granted approximately 970,000 SVA units in February 2007 as part of the annual total compensation award, of which the majority remains outstanding at December 31, 2007. None of the SVA units are vested. The maximum number of shares that could ultimately be issued upon vesting of the SVA units outstanding at December 31, 2007, is 1.4 million. As of December 31, 2007, the total remaining unrecognized compensation cost related to nonvested SVAs amounted to $34.0 million, which will be amortized over the weighted-average remaining requisite service period of 25.5 months.

Stock Option Program

Stock options were granted in 2006 and 2005 to officers and management at exercise prices equal to the fair market value of our stock price at the date of grant. No stock options were granted in 2007. Options fully vest three years from the grant date and have a term of 10 years. We utilized a lattice-based option valuation model for estimating the fair value of the stock options. The lattice model allows the use of a range of assumptions related to volatility, risk-free interest rate, and employee exercise behavior. Expected volatilities utilized in the lattice model are based on implied volatilities from traded options on our stock, historical volatility of our stock price, and other factors. Similarly, the dividend yield is based on historical experience and our estimate of future dividend yields. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The model incorporates exercise and post-vesting forfeiture assumptions based on an analysis of historical data. The expected life of the 2006 and 2005 grants is derived from the output of the lattice model. The weighted-average fair values of the individual options granted during 2006 and 2005 were $15.61 and $16.06, respectively, determined using the following assumptions:

	2006	2005
Dividend yield	2.0%	2.0%
Weighted-average volatility	25.0%	27.8%
Range of volatilities	24.8%–27.0%	27.6%–30.7%
Risk-free interest rate	4.6%–4.8%	2.5%–4.5%
Weighted-average expected life	7 years	7 years

Stock option activity during 2007 is summarized below:

	Shares of Common Stock Attributable to Options (in thousands)	Weighted-Average Exercise Price of Options	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2007	88,810	$69.38		
Granted	—	—		
Exercised	(283)	53.83		
Forfeited or expired	(7,378)	67.85		
Outstanding at December 31, 2007	81,149	69.57	4.15	$8.4
Exercisable at December 31, 2007	72,100	71.15	3.73	8.4

A summary of the status of nonvested options as of December 31, 2007, and changes during the year then ended, is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2007	24,172	$22.32
Granted	—	—
Vested	(14,668)	26.03
Forfeited	(455)	19.08
Nonvested at December 31, 2007	9,049	16.47

The intrinsic value of options exercised during 2007, 2006, and 2005 amounted to $1.5 million, $40.8 million, and $131.9 million, respectively. The total grant date fair value of options vested during 2007, 2006, and 2005 amounted to $381.8 million, $249.1 million, and $265.5 million, respectively. We received cash of $15.2 million, $66.2 million, and $105.9 million from exercises of stock options during 2007, 2006, and 2005, respectively, and recognized related tax benefits of $0.4 million, $11.3 million, and $36.8 million during those same years.

As of December 31, 2007, the total remaining unrecognized compensation cost related to nonvested stock options amounted to $23.8 million, which will be amortized over the weighted-average remaining requisite service period of 12 months.

Note 8: Other Assets and Other Liabilities

Our other receivables include income tax receivable, insurance recoverables, interest receivable, and a variety of other items. The increase in other receivables is primarily attributable to an increase in income tax receivable.

Our sundry assets include our capitalized computer software, estimated insurance recoveries from our product litigation (Note 13), deferred tax assets (Note 11), and a variety of other items. The decrease in sundry assets is primarily attributable to a decrease in product liability recoverables and a decrease in deferred tax assets.

Our other current liabilities include product litigation, other taxes, and a variety of other items. The decrease in other current liabilities is caused primarily by a decrease in product litigation liabilities.

Our other noncurrent liabilities include product litigation, deferred income from our collaboration and out-licensing arrangements, and a variety of other items. The decrease in other noncurrent liabilities is primarily attributable to a decrease in product litigation liabilities.

Note 9: Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

	Additional Paid-in Capital	Retained Earnings	Deferred Costs—ESOP	Common Stock in Treasury	
				Shares (in thousands)	Amount
Balance at January 1, 2005	$3,119.4	$ 9,724.6	$(111.9)	943	$ 103.8
Net income		1,979.6			
Cash dividends declared per share: $1.54		(1,677.0)			
Retirement of treasury shares	(381.7)			(6,874)	(386.0)
Purchase for treasury				6,704	377.9
Issuance of stock under employee stock plans	172.9			161	8.4
Stock-based compensation	403.5				
ESOP transactions	9.7		5.6		
Balance at December 31, 2005	3,323.8	10,027.2	(106.3)	934	104.1
Net income		2,662.7			
Cash dividends declared per share: $1.63		(1,763.2)			
Retirement of treasury shares	(129.1)			(2,297)	(130.6)
Purchase for treasury				2,145	122.1
Issuance of stock under employee stock plans—net	6.2			128	5.8
Stock-based compensation	359.3				
ESOP transactions	11.7		5.6		
Balance at December 31, 2006	3,571.9	10,926.7	(100.7)	910	101.4
Net income		2,953.0			
Cash dividends declared per share: $1.75		(1,903.9)			
Retirement of treasury shares	(3.9)			(76)	(3.9)
Issuance of stock under employee stock plans—net	(55.2)			65	3.0
Stock-based compensation	282.0				
ESOP transactions	10.4		5.5		
FIN 48 implementation (Note 11)		(8.6)			
Balance at December 31, 2007	$3,805.2	$11,967.2	$ (95.2)	899	$ 100.5

As of December 31, 2007, we have purchased $2.58 billion of our announced $3.0 billion share repurchase program. We acquired approximately 2.1 million and 6.7 million shares in 2006 and 2005, respectively, under this program. No shares were repurchased in 2007.

We have 5 million authorized shares of preferred stock. As of December 31, 2007 and 2006, no preferred stock has been issued.

We have funded an employee benefit trust with 40 million shares of Lilly common stock to provide a source of funds to assist us in meeting our obligations under various employee benefit plans. The funding had no net impact on shareholders' equity as we consolidate the employee benefit trust. The cost basis of the shares held in the trust was $2.64 billion and is shown as a reduction in shareholders' equity, which offsets the resulting increases of $2.61 billion in additional paid-in capital and $25 million in common stock. Any dividend transactions between us and the trust are eliminated. Stock held by the trust is not considered outstanding in the computation of earnings per share. The assets of the trust were not used to fund any of our obligations under these employee benefit plans in 2007, 2006, or 2005.

We have an ESOP as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from us to purchase shares of common stock from the treasury. The ESOP issued $200 million of third-party debt, repayment of which was guaranteed by us (see Note 6). The proceeds were used to purchase shares of our common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2017 as part of our savings plan contribution. The fair value of shares allocated each period is recognized as compensation expense.

Under a Shareholder Rights Plan adopted in 1998, all shareholders receive, along with each common share owned, a preferred stock purchase right entitling them to purchase from the company one one-thousandth of a share of Series B Junior Participating Preferred Stock (the Preferred Stock) at a price of $325. The rights are exercisable only after the Distribution Date, which is generally the 10th business day after the date of a public announcement that a person (the Acquiring Person) has acquired ownership of 15 percent or more of our common stock. We may redeem the rights for $.005 per right, up to and including the Distribution Date. The rights will expire on July 28, 2008, unless we redeem them earlier.

The rights plan provides that, if an Acquiring Person acquires 15 percent or more of our outstanding common stock and our redemption right has expired, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of our common stock that have a value of two times the exercise price.

Alternatively, if, in a transaction not approved by the board of directors, we are acquired in a business combination transaction or sell 50 percent or more of our assets or earning power after a Distribution Date, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of common stock of the acquiring company that have a value of two times the exercise price.

At any time after an Acquiring Person has acquired 15 percent or more but less than 50 percent of our outstanding common stock, the board of directors may exchange the rights (other than those owned by the Acquiring Person) for our common stock or Preferred Stock at an exchange ratio of one common share (or one one-thousandth of a share of Preferred Stock) per right.

Note 10: Earnings Per Share

The following is a reconciliation of the denominators used in computing earnings per share before cumulative effect of a change in accounting principle:

(Shares in thousands)	2007	2006	2005
Income before cumulative effect of a change in accounting principle available to common shareholders	**$2,953.0**	$2,662.7	$2,001.6
Basic earnings per share			
Weighted-average number of common shares outstanding, including incremental shares	**1,090,430**	1,086,239	1,088,754
Basic earnings per share before cumulative effect of a change in accounting principle	**$2.71**	$2.45	$1.84
Diluted earnings per share			
Weighted-average number of common shares outstanding	**1,088,929**	1,085,337	1,088,115
Stock options and other incremental shares	**1,821**	2,153	4,035
Weighted-average number of common shares outstanding—diluted	**1,090,750**	1,087,490	1,092,150
Diluted earnings per share before cumulative effect of a change in accounting principle	**$2.71**	$2.45	$1.83

Note 11: Income Taxes

Following is the composition of income taxes attributable to income before cumulative effect of a change in accounting principle:

	2007	2006	2005
Current			
Federal	$489.5	$197.7	$ 517.4
Foreign	412.1	390.6	649.8
State	27.7	(25.2)	11.6
	929.3	563.1	1,178.8
Deferred			
Federal	53.0	78.3	89.4
Foreign	(27.9)	113.5	(86.8)
State	(30.6)	0.4	(0.5)
Unremitted earnings to be repatriated due to change in tax law	—	—	(465.0)
	(5.5)	192.2	(462.9)
Income taxes	$923.8	$755.3	$ 715.9

Significant components of our deferred tax assets and liabilities as of December 31 are as follows:

	2007	2006
Deferred tax assets		
Tax loss carryforwards and carrybacks	$ 804.3	$ 293.2
Compensation and benefits	654.8	713.4
Inventory	546.2	504.4
Tax credit carryforwards and carrybacks	361.5	286.9
Asset purchases	95.4	98.0
Financial instruments	83.6	83.2
Sale of intangibles	69.1	161.3
Asset disposals	62.9	94.6
Other	318.4	276.2
	2,996.2	2,511.2
Valuation allowances	(511.2)	(493.7)
Total deferred tax assets	2,485.0	2,017.5
Deferred tax liabilities		
Prepaid employee benefits	(675.9)	(485.8)
Property and equipment	(662.2)	(701.2)
Intangibles	(532.5)	—
Other	(285.1)	(237.0)
Total deferred tax liabilities	(2,155.7)	(1,424.0)
Deferred tax assets—net	$ 329.3	$ 593.5

At December 31, 2007, we had net operating losses and other carryforwards for international and U.S. income tax purposes of $1.15 billion: $27.0 million will expire within 10 years; $1.09 billion will expire between 10 and 20 years; and $36.9 million of the carryforwards will never expire. The primary components of the remaining portion of the deferred tax asset for tax loss carryforwards and carrybacks are related to net operating losses for state income tax purposes that are fully reserved and a capital loss of $433.6 million, which we expect to be carried back. We also have tax credit carryforwards and carrybacks of $361.5 million available to reduce future income taxes; $80.7 million will be carried back; $34.1 million of the tax credit carryforwards will expire after 5 years; and $13.3 million of the tax credit carryforwards will never expire. The remaining portion of the tax credit carryforwards is related to state tax credits that are fully reserved. The increase in both the deferred tax asset for tax loss carryforwards and carrybacks and the deferred tax liability for intangibles resulted primarily from the acquisition of ICOS. See Note 3 for further discussion.

Domestic and Puerto Rican companies contributed approximately 7 percent, 18 percent, and 43 percent in 2007, 2006, and 2005, respectively, to consolidated income before income taxes and cumulative effect of a change in accounting principle. We have a subsidiary operating in Puerto Rico under a tax incentive grant. The current tax incentive grant will not expire prior to 2017.

The American Jobs Creation Act of 2004 (AJCA) created a temporary incentive for U.S. corporations to repatriate undistributed income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations in 2005. We recorded a related tax liability of $465.0 million as of December 31, 2004, and subsequently repatriated $8.00 billion in incentive dividends, as defined in the AJCA, during 2005. At December 31, 2007, we had an aggregate of $8.79 billion of unremitted earnings of foreign subsidiaries that have been or are intended to be permanently reinvested for continued use in foreign operations and that, if distributed, would result in taxes at approximately the U.S. statutory rate.

Cash payments of income taxes totaled $1.01 billion, $864.0 million, and $1.78 billion in 2007, 2006, and 2005, respectively. The higher cash payments of income taxes in 2005 are primarily attributable to the tax liability associated with the implementation of the AJCA and the resolution of an IRS examination for the years 1998 to 2000.

Following is a reconciliation of the effective income tax rate applicable to income before income taxes and cumulative effect of a change in accounting principle:

	2007	2006	2005
United States federal statutory tax rate	**35.0%**	35.0%	35.0%
Add (deduct)			
International operations, including Puerto Rico	**(11.6)**	(6.7)	(4.8)
Non-deductible acquired in-process research and development	**5.4**	—	—
General business credits	**(1.6)**	(1.4)	(1.5)
Sundry	**(3.4)**	(4.8)	(2.4)
Effective income tax rate	**23.8%**	22.1%	26.3%

We adopted FIN 48 on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the implementation of FIN 48, we reclassified $921.4 million of income taxes payable from current to non-current liabilities. We also recognized an increase of $8.6 million in the liability for unrecognized tax benefits, and an offsetting reduction to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

Beginning balance at January 1, 2007	$1,340.7
Additions based on tax positions related to the current year	206.4
Additions for tax positions of prior years	35.6
Reductions for tax positions of prior years	(15.1)
Settlements	(2.3)
Balance at December 31, 2007	$1,565.3

The total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate was $1.46 billion at December 31, 2007.

We file income tax returns in the U.S. federal jurisdiction and various state, local, and non-U.S. jurisdictions. We are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations in major taxing jurisdictions for years before 2001. We are currently under audit by the Internal Revenue Service (IRS) for tax years 2001-2004, and management believes it is reasonably possible that a substantial portion of this audit will conclude within the next 12 months; however, the ultimate resolution of all issues in the audit period is dependent upon a number of factors, including the potential for formal administrative and legal proceedings. Resolution of a substantial portion of the audit would bring certainty to specific tax positions addressed in the audit, allowing for a reduction in gross unrecognized tax benefits. If such resolution is reached within the next 12 months, we estimate a reduction in gross unrecognized tax benefits in the range of $600 million to $700 million. As a result, our consolidated results of operations could benefit up to $190 million through a reduction in income tax expense. The majority of this reduction in unrecognized tax benefits relates to intercompany pricing positions that were agreed with the IRS in a prior audit cycle for which a prepayment of tax was made in 2005. We anticipate that any tax due upon such resolution has been prepaid or tax carryovers will be utilized, which will result in no additional cash payments.

We recognize both accrued interest and penalties related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2007, 2006, and 2005, we recognized $66.6 million, $51.2 million, and $44.2 million in interest and penalties, respectively. At December 31, 2007 and 2006, our accruals for the payment of interest and penalties totaled $238.4 million and $171.8 million, respectively. Substantially all of the expense and accruals relate to interest.

Note 12: Retirement Benefits

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS 158 required the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, the measurement of a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and the recognition of changes in that funded status through comprehensive income in the year in which the changes occur. We adopted the provisions of SFAS 158 on December 31, 2006.

We use a measurement date of December 31 to develop the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at December 31 for our defined benefit pension and retiree health benefit plans, which were as follows:

	Defined Benefit Pension Plans		Retiree Health Benefit Plans	
	2007	2006	2007	2006
Change in benefit obligation				
Benefit obligation at beginning of year	$6,480.3	$5,628.4	$1,740.7	$1,673.6
Service cost	287.1	280.0	70.4	72.2
Interest cost	362.4	343.5	101.4	97.9
Actuarial (gain) loss	(373.1)	64.9	16.4	(25.0)
Benefits paid	(311.0)	(291.2)	(81.6)	(82.5)
Plan amendments	32.7	—	(227.7)	—
Foreign currency exchange rate changes and other adjustments	82.6	454.7	3.2	4.5
Benefit obligation at end of year	6,561.0	6,480.3	1,622.8	1,740.7
Change in plan assets				
Fair value of plan assets at beginning of year	6,519.0	5,482.4	1,157.3	965.7
Actual return on plan assets	833.8	913.1	147.4	103.0
Employer contribution	202.9	221.3	125.4	171.1
Benefits paid	(301.4)	(287.9)	(81.6)	(82.5)
Foreign currency exchange rate changes and other adjustments	49.9	190.1	—	—
Fair value of plan assets at end of year	7,304.2	6,519.0	1,348.5	1,157.3
Funded status	743.2	38.7	(274.3)	(583.4)
Unrecognized net actuarial loss	1,143.3	1,788.6	820.3	931.8
Unrecognized prior service cost (benefit)	88.4	63.4	(297.7)	(85.7)
Net amount recognized	$1,974.9	$1,890.7	$ 248.3	$ 262.7
Amounts recognized in the consolidated balance sheet consisted of				
Prepaid pension	$1,670.5	$1,091.5	$ —	$ —
Other current liabilities	(47.9)	(43.4)	(8.6)	(5.9)
Accrued retirement benefit	(879.4)	(1,009.4)	(265.7)	(577.5)
Accumulated other comprehensive loss before income taxes	1,231.7	1,852.0	522.6	846.1
Net amount recognized	$1,974.9	$1,890.7	$ 248.3	$ 262.7

The unrecognized net actuarial loss and unrecognized prior service cost (benefit) have not yet been recognized in net periodic pension costs and are included in accumulated other comprehensive loss at December 31, 2007.

In 2008, we expect to recognize from accumulated other comprehensive loss as components of net periodic benefit cost $71.5 million of unrecognized net actuarial loss and $9.5 million of unrecognized prior service cost related to our defined benefit pension plans and $65.2 million of unrecognized net actuarial loss and $36.0 million of unrecognized prior service benefit related to our retiree health benefit plans. We do not expect any plan assets to be returned to us in 2008.

The following represents our weighted-average assumptions as of December 31:

(Percents)	Defined Benefit Pension Plans 2007	Defined Benefit Pension Plans 2006	Retiree Health Benefit Plans 2007	Retiree Health Benefit Plans 2006
Weighted-average assumptions as of December 31				
Discount rate for benefit obligation	6.4	5.7	6.7	6.0
Discount rate for net benefit costs	5.7	5.8	6.0	6.0
Rate of compensation increase for benefit obligation	4.6	4.6	—	—
Rate of compensation increase for net benefit costs	4.6	4.7	—	—
Expected return on plan assets for net benefit costs	9.0	9.0	9.0	9.0

In evaluating the expected return on plan assets, we have considered our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations, and the views of leading financial advisers and economists. Our plan assets in our U.S. defined benefit pension and retiree health plans comprise approximately 83 percent of our worldwide benefit plan assets. Including the investment losses due to overall market conditions in 2001 and 2002, our 10- and 20-year annualized rates of return on our U.S. defined benefit pension plans and retiree health benefit plan were approximately 8.9 percent and 11.3 percent, respectively, as of December 31, 2007. Health-care-cost trend rates were assumed to increase at an annual rate of 9.3 percent in 2008, decreasing by approximately 0.6 percent per year to an ultimate rate of 5.5 percent by 2014.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	2008	2009	2010	2011	2012	2013-2017
Defined benefit pension plans	$324.2	$347.5	$362.5	$367.8	$374.1	$2,012.1
Retiree health benefit plans—gross	$ 86.0	$ 95.9	$ 99.1	$101.7	$102.4	$ 527.9
Medicare rebates	(5.8)	(7.9)	(8.5)	(8.9)	(9.8)	(56.2)
Retiree health benefit plans—net	$ 80.2	$ 88.0	$ 90.6	$ 92.8	$ 92.6	$ 471.7

The total accumulated benefit obligation for our defined benefit pension plans was $5.69 billion and $5.65 billion at December 31, 2007 and 2006, respectively. The projected benefit obligation and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $1.04 billion and $160.9 million, respectively, as of December 31, 2007, and $2.23 billion and $1.22 billion, respectively, as of December 31, 2006. The accumulated benefit obligation and fair value of the plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $825.8 million and $46.9 million, respectively, as of December 31, 2007, and $805.0 million and $37.7 million, respectively, as of December 31, 2006.

Net pension and retiree health benefit expense included the following components:

	Defined Benefit Pension Plans 2007	Defined Benefit Pension Plans 2006	Defined Benefit Pension Plans 2005	Retiree Health Benefit Plans 2007	Retiree Health Benefit Plans 2006	Retiree Health Benefit Plans 2005
Components of net periodic benefit cost						
Service cost	$287.1	$280.0	$297.4	$ 70.4	$ 72.2	$ 61.5
Interest cost	362.4	343.5	296.2	101.4	97.9	80.7
Expected return on plan assets	(548.2)	(494.8)	(445.9)	(102.1)	(89.9)	(75.6)
Amortization of prior service cost (benefit)	7.7	8.3	7.6	(15.7)	(15.6)	(15.6)
Recognized actuarial loss	130.0	149.6	106.7	95.0	107.9	86.6
Net periodic benefit cost	$239.0	$286.6	$262.0	$149.0	$172.5	$137.6

If the health-care-cost trend rates were to be increased by one percentage point each future year, the December 31, 2007, accumulated postretirement benefit obligation would increase by $226.6 million (14.0 percent) and the aggregate of the service cost and interest cost components of the 2007 annual expense would increase by $27.8 million (16.2 percent). A one-percentage-point decrease in these rates would decrease the December 31, 2007, accumulated postretirement benefit obligation by $187.9 million (11.6 percent) and the aggregate of the 2007 service cost and interest cost by $22.7 million (13.2 percent).

The following represents the amounts recognized in other comprehensive income in 2007:

	Defined Benefit Pension Plans	Retiree Health Benefit Plans	Total
Plan amendments during period	$ 32.7	$(227.7)	$(195.0)
Amortization of prior service cost (benefit) included in net income	(7.7)	15.7	8.0
Net change in unrecognized prior service cost (benefit) not recognized in net income during period	25.0	(212.0)	(187.0)
Actuarial gain arising during period	(515.3)	(16.5)	(531.8)
Amortization of net actuarial loss included in net income	(130.0)	(95.0)	(225.0)
Net change in unrecognized net actuarial loss not included in net income during period	(645.3)	(111.5)	(756.8)
Total other comprehensive income during period	$(620.3)	$(323.5)	$(943.8)

We have defined contribution savings plans that cover our eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to save. Our contributions to the plan are based on employee contributions and the level of our match. Expenses under the plans totaled $112.3 million, $106.5 million, and $96.1 million for the years 2007, 2006, and 2005, respectively.

We provide certain other postemployment benefits primarily related to disability benefits and accrue for the related cost over the service lives of employees. Expenses associated with these benefit plans in 2007, 2006, and 2005 were not significant.

Our U.S. defined benefit pension and retiree health benefit plan investment allocation strategy currently comprises approximately 85 percent to 95 percent growth investments and 5 percent to 15 percent fixed-income investments. Within the growth investment classification, the plan asset strategy encompasses equity and equity-like instruments that are expected to represent approximately 75 percent of our plan asset portfolio of both public and private market investments. The largest component of these equity and equity-like instruments is public equity securities that are well diversified and invested in U.S. and international small-to-large companies. The remaining portion of the growth investment classification is represented by other alternative growth investments.

Our defined benefit pension plan and retiree health plan asset allocations as of December 31 are as follows:

	Percentage of Pension Plan Assets		Percentage of Retiree Health Plan Assets	
(Percents)	2007	2006	2007	2006
Asset Category				
Equity securities and equity-like instruments	75	78	78	80
Debt securities	10	9	11	10
Real estate	1	1	—	—
Other	14	12	11	10
Total	100	100	100	100

In 2008, we expect to contribute approximately $70 million to our defined benefit pension plans to satisfy minimum funding requirements for the year. In addition, we expect to contribute approximately $110 million of additional discretionary funding in 2008 to our defined benefit plans. We do not expect to make any contributions to our post-retirement health benefit plans during 2008.

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Note 13: Contingencies

We are a party to various legal actions, government investigations, and environmental proceedings. The most significant of these are described below. While it is not possible to determine the outcome of these matters, we believe that, except as specifically noted below, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could possibly be material to our consolidated results of operations in any one accounting period.

Patent Litigation

We are engaged in the following patent litigation matters brought pursuant to procedures set out in the Hatch-Waxman Act (the Drug Price Competition and Patent Term Restoration Act of 1984):

- Barr Laboratories, Inc. (Barr), submitted an Abbreviated New Drug Application (ANDA) in 2002 seeking permission to market a generic version of Evista prior to the expiration of our relevant U.S. patents (expiring in 2012-2017) and alleging that these patents are invalid, not enforceable, or not infringed. In November 2002, we filed a lawsuit against Barr in the U.S. District Court for the Southern District of Indiana, seeking a ruling that these patents are valid, enforceable, and being infringed by Barr. Teva has also submitted an ANDA seeking permission to market a generic version of Evista. In June 2006, we filed a similar lawsuit against Teva in the U.S. District Court for the Southern District of Indiana. The lawsuit against Teva is currently scheduled for trial beginning March 9, 2009, while no trial date has been set in the lawsuit against Barr. We believe that Barr's and Teva's claims are without merit and we expect to prevail. However, it is not possible to determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.
- Sicor Pharmaceuticals, Inc. (Sicor), Mayne Pharma (USA) Inc. (Mayne), and Sun Pharmaceutical Industries Inc. (Sun) each submitted ANDAs seeking permission to market generic versions of Gemzar prior to the expiration of our relevant U.S. patents (compound patent expiring in 2010 and method-of-use patent expiring in 2013), and alleging that these patents are invalid. We filed lawsuits in the U.S. District Court for the Southern District of Indiana against Sicor (February 2006) and Mayne (October 2006), seeking rulings that these patents are valid and are being infringed. In November 2007, the lawsuit against Mayne was stayed and administratively closed by the court. Also in November 2007, Sun filed a declaratory judgment action in the United States District Court for the Eastern District of Michigan, seeking a ruling that our method-of-use patent is invalid or unenforceable, or would not be infringed by the sale of Sun's generic product. Sun informed us in December 2007 that it is also challenging our compound patent, and that patent has now been added to the declaratory judgment action. In January 2008, we filed a second lawsuit against Mayne in response to a second ANDA filed by Mayne for a new dosage strength. We expect to prevail in this litigation and believe that these claims are without merit. However, it is not possible to determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.
- Actavis Elizabeth LLC (Actavis), Glenmark Pharmaceuticals Inc., USA (Glenmark), Sun Pharmaceutical Industries Limited (Sun), Sandoz Inc. (Sandoz), Mylan Pharmaceuticals Inc. (Mylan), Teva Pharmaceuticals USA, Inc. (Teva), Apotex Inc. (Apotex), Aurobindo Pharma Ltd. (Aurobindo), Synthon Laboratories, Inc. (Synthon), and Zydus Pharmaceuticals, USA, Inc. (Zydus) each submitted an ANDA seeking permission to market generic versions of Strattera prior to the expiration of our relevant U.S. patent (expiring in 2017), and alleging that this patent is invalid. We filed a lawsuit against Actavis in the United States District Court for the District of New Jersey in August 2007. Sandoz filed a declaratory judgment action in the same court, but its case has been dismissed. In September 2007, we amended the complaint in the New Jersey lawsuit to add Glenmark, Sun, Sandoz, Mylan, Teva, Apotex, Aurobindo, Synthon, and Zydus as defendants. We filed a second action against Synthon in the United States District Court for the Eastern District of Virginia. Synthon has filed a motion to dismiss our lawsuit in New Jersey. In December 2007, Zydus agreed to entry of a consent judgment in which Zydus conceded the validity and enforceability of the patent and agreed to a permanent injunction. We expect to prevail in this litigation and believe that these claims are without merit. However, it is not possible to determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

We have received challenges to Zyprexa patents in a number of countries outside the U.S.:

- In Canada, several generic pharmaceutical manufacturers have challenged the validity of our Zyprexa compound and method-of-use patent (expiring in 2011). In April 2007, the Canadian Federal Court ruled against the first

challenger, Apotex Inc. (Apotex), and Apotex has appealed that ruling. In June 2007, the Canadian Federal Court held that the invalidity allegations of a second challenger, Novopharm Ltd. (Novopharm), were justified and denied our request that Novopharm be prohibited from receiving marketing approval for generic olanzapine in Canada. Novopharm began selling generic olanzapine in Canada in the third quarter of 2007. We have appealed that decision and sued Novopharm for patent infringement. The appeal was dismissed. In November 2007, Apotex filed an action seeking a declaration of the invalidity of our Zyprexa compound and method-of-use patents (expiring in 2011). The trial court ruled in our favor in February 2007. Apotex will likely appeal.
- In Germany, generic pharmaceutical manufacturers Egis-Gyogyszergyar and Neolabs Ltd. challenged the validity of our Zyprexa compound and method-of-use patents (expiring in 2011). In June 2007, the German Federal Patent Court held that our patent is invalid. We are appealing the decision. Generic olanzapine was launched by competitors in Germany in the fourth quarter of 2007.
- We have received challenges in a number of other countries, including Spain, the United Kingdom (U.K.), and several smaller European countries. In Spain, we have been successful at both the trial and appellate court levels in defeating the generic manufacturers' challenge, but we anticipate further legal challenges from generic manufacturers. In the U.K., a trial date has tentatively been set for July 2008.

We are vigorously contesting the various legal challenges to our Zyprexa patents on a country-by-country basis. We cannot determine the outcome of this litigation. The availability of generic olanzapine in Canada and Germany will have a material adverse impact on our consolidated results of operations. The availability of generic olanzapine in additional markets could have a material adverse impact on our consolidated results of operations.

In June 2002, Ariad Pharmaceuticals, Inc., the Massachusetts Institute of Technology, the Whitehead Institute for Biomedical Research, and the President and Fellows of Harvard College in the U.S. District Court for the District of Massachusetts sued us, alleging that sales of two of our products, Xigris and Evista, were inducing the infringement of a patent related to the discovery of a natural cell signaling phenomenon in the human body, and seeking royalties on past and future sales of these products. On May 4, 2006, a jury in Boston issued an initial decision in the case that Xigris and Evista sales infringe the patent. The jury awarded the plaintiffs approximately $65 million in damages, calculated by applying a 2.3 percent royalty to all U.S. sales of Xigris and Evista from the date of issuance of the patent through the date of trial. In addition, a separate bench trial with the U.S. District Court of Massachusetts was held in August 2006, on our contention that the patent is unenforceable and impermissibly covers natural processes. In June 2005, the United States Patent and Trademark Office (USPTO) commenced a reexamination of the patent, and in August 2007 took the position that the Ariad claims at issue are unpatentable, a position that Ariad continues to contest. In September 2007, the Court entered a final judgment indicating that Ariad's claims are patentable, valid, and enforceable, and finding damages in the amount of $65 million plus a 2.3 percent royalty on net U.S. sales of Xigris and Evista since the time of the jury decision. However, the Court deferred the requirement to pay any damages until after all rights to appeal have been exhausted. We plan to appeal this judment. We believe that these allegations are without legal merit, that we will ultimately prevail on these issues, and therefore that the likelihood of any monetary damages is remote.

Government Investigations and Related Litigation

In March 2004, the Office of the U.S. Attorney for the Eastern District of Pennsylvania (EDPA) advised us that it had commenced an investigation related to our U.S. marketing and promotional practices, including our communications with physicians and remuneration of physician consultants and advisors, with respect to Zyprexa, Prozac, and Prozac Weekly. In November 2007, we received a grand jury subpoena from the EDPA for a broad range of documents related to Zyprexa. A number of State Medicaid Fraud Control Units are coordinating with the EDPA in its investigation of any Medicaid-related claims relating to our marketing and promotion of Zyprexa. In October 2005, the EDPA advised that it is also conducting an inquiry regarding certain rebate agreements we entered into with a pharmacy benefit manager covering Axid, Evista, Humalog, Humulin, Prozac, and Zyprexa. The inquiry includes a review of our Medicaid best price reporting related to the product sales covered by the rebate agreements.

In June 2005, we received a subpoena from the Office of the Attorney General, Medicaid Fraud Control Unit, of the State of Florida, seeking production of documents relating to sales of Zyprexa and our marketing and promotional practices with respect to Zyprexa.

In September 2006, we received a subpoena from the California Attorney General's Office seeking production of documents related to our efforts to obtain and maintain Zyprexa's status on California's formulary, marketing and promotional practices with respect to Zyprexa, and remuneration of health care providers.

In February 2007, we received a subpoena from the Office of the Attorney General of the State of Illinois, seeking production of documents and information relating to sales of Zyprexa and our marketing and promotional

FINANCIALS

practices, including our communications with physicians and remuneration of physician consultants and advisors, with respect to Zyprexa.

Beginning in August 2006, we have received civil investigative demands or subpoenas from the attorneys general of a number of states under various state consumer protection laws. Most of these requests are now part of a multistate investigative effort being coordinated by an executive committee of attorneys general. We are aware that approximately 30 states are participating in this joint effort, and it is possible that additional states will join the investigation. These attorneys general are seeking a broad range of Zyprexa documents, including documents relating to sales, marketing and promotional practices, and remuneration of health care providers. In addition, we have been named as a defendant in a private suit in California State Court, which was removed to federal court, alleging violations of the California False Claims Act with respect to certain Zyprexa marketing and promotional practices. This suit was brought by an individual on behalf of the government, under the qui tam provision of the California False Claims Act.

We are cooperating in each of these investigations, including providing a broad range of documents and information relating to the investigations. It is possible that other Lilly products could become subject to investigation and that the outcome of these matters could include criminal charges and fines, penalties, or other monetary or nonmonetary remedies. We cannot determine the outcome of these matters or reasonably estimate the amount or range of amounts of any fines or penalties that might result from an adverse outcome. It is possible, however, that an adverse outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position. We have implemented and continue to review and enhance a broadly based compliance program that includes comprehensive compliance-related activities designed to ensure that our marketing and promotional practices, physician communications, remuneration of health care professionals, managed care arrangements, and Medicaid best price reporting comply with applicable laws and regulations.

Product Liability and Related Litigation

We have been named as a defendant in a large number of Zyprexa product liability lawsuits in the United States and have been notified of many other claims of individuals who have not filed suit. The lawsuits and unfiled claims (together the "claims") allege a variety of injuries from the use of Zyprexa, with the majority alleging that the product caused or contributed to diabetes or high blood-glucose levels. The claims seek substantial compensatory and punitive damages and typically accuse us of inadequately testing for and warning about side effects of Zyprexa. Many of the claims also allege that we improperly promoted the drug. Almost all of the federal lawsuits are part of a Multi-District Litigation (MDL) proceeding before The Honorable Jack Weinstein in the Federal District Court for the Eastern District of New York (MDL No. 1596).

Since June 2005, we have entered into agreements with various claimants' attorneys involved in U.S. Zyprexa product liability litigation to settle a substantial majority of the claims. The agreements cover a total of approximately 31,200 claimants, including a large number of previously filed lawsuits and other asserted claims. The two primary settlements were as follows:

- In June 2005, we reached an agreement in principle (and in September 2005 a final agreement) to settle more than 8,000 claims for $690.0 million plus $10.0 million to cover administration of the settlement.
- In January 2007, we reached agreements with a number of plaintiffs' attorneys to settle more than 18,000 claims for approximately $500 million.

The 2005 settlement totaling $700.0 million was paid during 2005. The January 2007 settlements were paid during 2007.

We are prepared to continue our vigorous defense of Zyprexa in all remaining claims. The U.S. Zyprexa product liability claims not subject to these agreements include approximately 325 lawsuits in the U.S. covering approximately 1,235 plaintiffs. Trial dates have been set for June 23, 2008, in the Eastern District of New York, for several of the U.S. plaintiffs.

In early 2005, we were served with four lawsuits seeking class action status in Canada on behalf of patients who took Zyprexa. One of these four lawsuits has been certified for residents of Quebec, and a second has been certified in Ontario and includes all Canadian residents, except for residents of Quebec and British Columbia. The allegations in the Canadian actions are similar to those in the litigation pending in the U.S.

We have insurance coverage for a portion of our Zyprexa product liability claims exposure. The third-party insurance carriers have raised defenses to their liability under the policies and are seeking to rescind the policies. The dispute was the subject of litigation in the federal court in Indianapolis against certain of the carriers and in arbitration in Bermuda against other carriers. In the second half of 2007, we reached settlements resolving the vast majority of the disputed insurance claims, and a portion of the insurance proceeds were paid to us prior to the end of 2007.

Since the beginning of 2005, we have recorded aggregate net pretax charges of $1.61 billion for Zyprexa product liability matters. The net charges, which take into account our actual and expected insurance recoveries, covered the following:

- The cost of the Zyprexa product liability settlements to date; and
- Reserves for product liability exposures and defense costs regarding the known Zyprexa product liability claims and expected future claims to the extent we could formulate a reasonable estimate of the probable number and cost of the claims.

In December 2004, we were served with two lawsuits brought in state court in Louisiana on behalf of the Louisiana Department of Health and Hospitals, alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels, and that we improperly promoted the drug. These cases have been removed to federal court and are now part of the MDL proceedings in the Eastern District of New York. In these actions, the Department of Health and Hospitals seeks to recover the costs it paid for Zyprexa through Medicaid and other drug-benefit programs, as well as the costs the department alleges it has incurred and will incur to treat Zyprexa-related illnesses. We have been served with similar lawsuits filed by the states of Alaska, Mississippi, Montana, New Mexico, Pennsylvania, South Carolina, Utah, and West Virginia in the courts of the respective states. The Mississippi, Montana, New Mexico, and West Virginia cases have been removed to federal court and are now part of the MDL proceedings in the Eastern District of New York. The Alaska case is scheduled for trial beginning March 3, 2008.

In 2005, two lawsuits were filed in the Eastern District of New York purporting to be nationwide class actions on behalf of all consumers and third-party payors, excluding governmental entities, which have made or will make payments for their members or insured patients being prescribed Zyprexa. These actions have now been consolidated into a single lawsuit, which is brought under certain state consumer protection statutes, the federal civil RICO statute, and common law theories, seeking a refund of the cost of Zyprexa, treble damages, punitive damages, and attorneys' fees. Two additional lawsuits were filed in the Eastern District of New York in 2006 on similar grounds. In 2007, The Pennsylvania Employees Trust Fund brought claims in state court in Pennsylvania as insurer of Pennsylvania state employees, who were prescribed Zyprexa on similar grounds as described in the New York cases. As with the product liability suits, these lawsuits allege that we inadequately tested for and warned about side effects of Zyprexa and improperly promoted the drug.

We cannot determine with certainty the additional number of lawsuits and claims that may be asserted. The ultimate resolution of Zyprexa product liability and related litigation could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In addition, we have been named as a defendant in numerous other product liability lawsuits involving primarily diethylstilbestrol (DES) and thimerosal. The majority of these claims are covered by insurance, subject to deductibles and coverage limits.

Because of the nature of pharmaceutical products, it is possible that we could become subject to large numbers of product liability and related claims for other products in the future. In the past few years, we have experienced difficulties in obtaining product liability insurance due to a very restrictive insurance market. Therefore, for substantially all of our currently marketed products, we have been and expect that we will continue to be largely self-insured for future product liability losses. In addition, as noted above, there is no assurance that we will be able to fully collect from our insurance carriers on past claims.

Environmental Matters

Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, we have been designated as one of several potentially responsible parties with respect to fewer than 10 sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. We also continue remediation of certain of our own sites. We have accrued for estimated Superfund cleanup costs, remediation, and certain other environmental matters. This takes into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to payment of those costs. We have limited liability insurance coverage for certain environmental liabilities.

Note 14: Other Comprehensive Income (Loss)

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

	Foreign Currency Translation Gains	Unrealized Gains on Securities	Defined Benefit Pension and Retiree Health Benefit Plans	Effective Portion of Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Beginning balance at January 1, 2007	$ 560.4	$20.0	$(1,803.3)	$(165.8)	$(1,388.7)
Other comprehensive income (loss)	756.6	(5.4)	651.7	(1.0)	1,401.9
Balance at December 31, 2007	$1,317.0	$14.6	$ (1,151.6)	$(166.8)	$ 13.2

The amounts above are net of income taxes. The income taxes associated with the unrecognized losses and prior service costs (Note 12) were an expense of $292.1 million for 2007. The income taxes related to the other components of comprehensive income were not significant, as income taxes were not provided for foreign currency translation.

The unrealized gains (losses) on securities is net of reclassification adjustments of $5.8 million, $16.9 million, and $9.1 million, net of tax, in 2007, 2006, and 2005, respectively, for net realized gains on sales of securities included in net income. The effective portion of cash flow hedges is net of reclassification adjustments of $8.8 million, $2.3 million, and $3.8 million, net of tax, in 2007, 2006, and 2005, respectively, for realized losses on foreign currency options and $11.6 million, $17.1 million, and $21.4 million, net of tax, in 2007, 2006, and 2005, respectively, for interest expense on interest rate swaps designated as cash flow hedges.

Generally, the assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. For those operations, changes in exchange rates generally do not affect cash flows; therefore, resulting translation adjustments are made in shareholders' equity rather than in income.

Management's Reports

Management's Report for Financial Statements—Eli Lilly and Company and Subsidiaries
Management of Eli Lilly and Company and subsidiaries is responsible for the accuracy, integrity, and fair presentation of the financial statements. The statements have been prepared in accordance with generally accepted accounting principles in the United States and include amounts based on judgments and estimates by management. In management's opinion, the consolidated financial statements present fairly our financial position, results of operations, and cash flows.

In addition to the system of internal accounting controls, we maintain a code of conduct (known as *The Red Book*) that applies to all employees worldwide, requiring proper overall business conduct, avoidance of conflicts of interest, compliance with laws, and confidentiality of proprietary information. *The Red Book* is reviewed on a periodic basis with employees worldwide, and all employees are required to report suspected violations. A hotline number is published in *The Red Book* to enable employees to report suspected violations anonymously. Employees who report suspected violations are protected from discrimination or retaliation by the company. In addition to *The Red Book*, the CEO, the COO, and all financial management must sign a financial code of ethics, which further reinforces their fiduciary responsibilities.

The financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm. Their responsibility is to examine our consolidated financial statements in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States). Ernst & Young's opinion with respect to the fairness of the presentation of the statements (see opinion on page 58) is included in our annual report. Ernst & Young reports directly to the audit committee of the board of directors.

Our audit committee includes four nonemployee members of the board of directors, all of whom are independent from our company. The committee charter, which is published in the proxy statement, outlines the members' roles and responsibilities and is consistent with enacted corporate reform laws and regulations. It is the audit committee's responsibility to appoint an independent registered public accounting firm subject to shareholder ratification, approve both audit and nonaudit services performed by the independent registered public accounting firm, and review the reports submitted by the firm. The audit committee meets several times during the year with management, the internal auditors, and the independent public accounting firm to discuss audit activities, internal controls, and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent registered public accounting firm have full and free access to the committee.

We are dedicated to ensuring that we maintain the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant, and accurate. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. Finally, we have the highest confidence in our financial reporting, our underlying system of internal controls, and our people, who are objective in their responsibilities and operate under a code of conduct and the highest level of ethical standards.

Management's Report on Internal Control Over Financial Reporting—Eli Lilly and Company and Subsidiaries
Management of Eli Lilly and Company and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. We have global financial policies that govern critical areas, including internal controls, financial accounting and reporting, fiduciary accountability, and safeguarding of corporate assets. Our internal accounting control systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements and other financial information. A staff of internal auditors regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls. The general auditor reports directly to the audit committee of the board of directors.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, we concluded that our internal control over financial reporting were effective as of December 31, 2007. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The internal control over financial reporting has been assessed by Ernst & Young LLP. Their responsibility is to evaluate whether internal control over financial reporting was designed and operating effectively.

Sidney Taurel	John C. Lechleiter, Ph.D.	Derica W. Rice
Chairman of the Board and Chief Executive Officer	*President and Chief Operating Officer*	*Senior Vice President and Chief Financial Officer*

February 8, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Eli Lilly and Company

We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Eli Lilly and Company and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2008 expressed an unqualified opinion thereon.

As discussed in Note 2 to the financial statements, in 2005 Eli Lilly and Company and subsidiaries adopted a new accounting pronouncement for asset retirement obligations. As discussed in Note 12 to the financial statements, in 2006 Eli Lilly and Company and subsidiaries adopted a new accounting pronouncement for defined benefit pension and other postretirement plans. As discussed in Note 11 to the financial statements, in 2007 Eli Lilly and Company and subsidiaries adopted a new accounting pronouncement for income taxes.

Ernst + Young LLP

Indianapolis, Indiana
February 8, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Eli Lilly and Company

We have audited Eli Lilly and Company and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eli Lilly and Company and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Eli Lilly and Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of Eli Lilly and Company and subsidiaries and our report dated February 8, 2008, expressed an unqualified opinion thereon.

Ernst + Young LLP

Indianapolis, Indiana
February 8, 2008

Notice of 2008 Annual Meeting and Proxy Statement

March 10, 2008

Dear Shareholder:

You are cordially invited to attend our annual meeting of shareholders on Monday, April 21, 2008, at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, at 11:00 a.m. EDT.

The notice of meeting and proxy statement that follow describe the business we will consider at the meeting. Your vote is very important. I urge you to vote by mail, by telephone, or on the Internet in order to be certain your shares are represented at the meeting, even if you plan to attend.

Please note our procedures for admission to the meeting described on page 63.

I look forward to seeing you at the meeting.



Sidney Taurel
Chairman of the Board and Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held April 21, 2008. The annual report and proxy statement are available at http://www.lilly.com/investor/annual_report/lillyar2007.pdf

Notice of Annual Meeting of Shareholders

April 21, 2008

The annual meeting of shareholders of Eli Lilly and Company will be held at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, on Monday, April 21, 2008, at 11:00 a.m. EDT for the following purposes:

- to elect four directors of the company to serve three-year terms
- to ratify the appointment by the audit committee of Ernst & Young LLP as principal independent auditors for the year 2008
- to approve amendments to the articles of incorporation to provide for the declassification of the board of directors
- to approve amendments to the articles of incorporation to provide for election of directors by majority vote
- to amend the company's 2002 Lilly Stock Plan
- to consider and vote on a shareholder proposal regarding the international outsourcing of animal research
- to consider and vote on a shareholder proposal requesting that the company amend its articles of incorporation to allow shareholders to amend the company's bylaws by majority vote
- to consider and vote on a shareholder proposal requesting that the board of directors adopt a simple majority vote standard for certain matters other than the election of directors
- to consider and vote on a shareholder proposal requesting that the company prepare a semiannual report on its political contributions.

Shareholders of record at the close of business on February 15, 2008, will be entitled to vote at the meeting and at any adjournment of the meeting.

Attendance at the meeting will be limited to shareholders, those holding proxies from shareholders, and invited guests from the media and financial community. A page at the back of this proxy statement contains an admission ticket. If you plan to attend the meeting, please bring this ticket with you.

This combined proxy statement and annual report to shareholders and the proxy are being mailed on or about March 10, 2008.

By order of the board of directors,

James B. Lootens
Secretary

March 10, 2008
Indianapolis, Indiana

General Information

Why did I receive this proxy statement?
The board of directors of Eli Lilly and Company is soliciting proxies to be voted at the annual meeting of shareholders (the annual meeting) to be held on Monday, April 21, 2008, and at any adjournment of the annual meeting. When the company asks for your proxy, we must provide you with a proxy statement that contains certain information specified by law.

What will the shareholders vote on at the annual meeting?
Nine items:
- election of directors
- ratification of the appointment of principal independent auditors
- amending the company's articles of incorporation to provide for declassification of the board
- amending the company's articles of incorporation to provide for election of directors by majority vote
- amending the company's stock plan
- a shareholder proposal on international outsourcing of animal research
- a shareholder proposal on allowing shareholders to amend the company's bylaws
- a shareholder proposal on adopting a simple majority vote standard for matters other than election of directors
- a shareholder proposal requesting a semiannual report on the company's political contributions.

Will there be any other items of business on the agenda?
We do not expect any other items of business because the deadline for shareholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their best judgment.

Who is entitled to vote?
Shareholders as of the close of business on February 15, 2008 (the record date) may vote at the annual meeting. You have one vote for each share of common stock you held on the record date, including shares:
- held directly in your name as the shareholder of record
- held for you in an account with a broker, bank, or other nominee
- attributed to your account in the Lilly Employee 401(k) Plan (the 401(k) plan).

What constitutes a quorum?
A majority of the outstanding shares, present or represented by proxy, constitutes a quorum for the annual meeting. As of the record date, 1,136,985,018 shares of company common stock were issued and outstanding.

How many votes are required for the approval of each item?
There are differing vote requirements for the various proposals.
- The four nominees for director receiving the most votes will be elected. Abstentions and instructions to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes but will not count as votes against a nominee.
- The following items of business will be approved if the votes cast for the proposal exceed those cast against the proposal:
  —the appointment of principal independent auditors
  —the management proposal to amend the articles of incorporation to provide for election of directors by majority vote
  —the management proposal to amend the company's stock plan
  —the shareholder proposals.

  Abstentions will not be counted either for or against these proposals.
- The management proposal to amend the articles of incorporation to declassify the board requires the vote of 80 percent of the outstanding shares. For this item, abstentions and broker nonvotes have the same effect as a vote against the proposal.

Broker nonvotes. If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions, one of two things can happen, depending on the type of proposal. For the election of directors and the ratification of auditors, the broker may vote your shares in its discretion. For all other proposals, the broker may not vote your shares at all. When that happens, it is called a "broker nonvote."

How do I vote by proxy?
If you are a shareholder of record, you may vote your proxy by any one of the following methods.

By mail. Sign and date each proxy card you receive and return it in the prepaid envelope. Sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as an attorney-in-fact, executor, administrator, guardian, trustee, or the officer or agent of a corporation or partnership), please indicate your name and your title or capacity. If the stock is held in custody for a minor (for example, under the Uniform Transfers to Minors Act), the custodian should sign, not the minor. If the stock is held in joint ownership, one owner may sign on behalf of all owners. If you return your signed proxy but do not indicate your voting preferences, we will vote on your behalf for the election of the nominees for director listed below, for the ratification of the appointment of the independent auditors, for the management proposals on amending the articles of incorporation and amending the company's stock plan, and against the shareholder proposals.

Note that if you previously elected to receive these materials electronically, you did not receive a proxy card. If you wish to vote by mail, rather than by telephone or on the Internet as discussed below, you may request paper copies of these materials, including a proxy card, by calling 317-433-5112. Please make sure you give us the control number from the e-mail message that you received notifying you of the electronic availability of these materials, along with your name and mailing address.

By telephone. Shareholders in the United States, Puerto Rico, and Canada may vote by telephone by following the instructions on the enclosed proxy card or, if you received these materials electronically, by following the instructions in the e-mail message that notified you of their availability. Voting by telephone has the same effect as voting by mail. If you vote by telephone, do not return your proxy card. Telephone voting will be available until 11:59 p.m. EDT, April 20, 2008.

On the Internet. You may vote online at www.proxyvote.com. Follow the instructions on the enclosed proxy card or, if you received these materials electronically, follow the instructions in the e-mail message that notified you of their availability. Voting on the Internet has the same effect as voting by mail. If you vote on the Internet, do not return your proxy card. Internet voting will be available until 11:59 p.m. EDT, April 20, 2008.

You have the right to revoke your proxy at any time before the meeting by (1) notifying the company's secretary in writing or (2) delivering a later-dated proxy by telephone, on the Internet, or by mail. If you are a shareholder of record, you may also revoke your proxy by voting in person at the meeting.

How do I vote shares that are held by my broker?
If you have shares held by a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following instructions that the broker or nominee provides for you. Most brokers offer voting by mail, telephone, and on the Internet.

How do I vote in person?
If you are a shareholder of record, you may vote your shares in person at the meeting. However, we encourage you to vote by mail, by telephone, or on the Internet even if you plan to attend the meeting.

How do I vote my shares in the 401(k) plan?
You may instruct the plan trustee on how to vote your shares in the 401(k) plan by mail, by telephone, or on the Internet as described above, except that, if you vote by mail, the card that you use will be a voting instruction card rather than a proxy card.

How many shares in the 401(k) plan can I vote?
You may vote all the shares allocated to your account on the record date. In addition, unless you decline, your vote will also apply to a proportionate number of other shares held in the 401(k) plan for which voting directions are not received. These undirected shares include:

- shares credited to the accounts of participants who do not return their voting instructions (except for a small number of shares from a prior stock ownership plan, which can be voted only on the directions of the participants

to whose accounts the shares are credited)
• shares held in the plan that are not yet credited to individual participants' accounts.

All participants are named fiduciaries under the terms of the 401(k) plan and under the Employee Retirement Income Security Act (ERISA) for the limited purpose of voting shares credited to their accounts and the portion of undirected shares to which their vote applies. Under ERISA, fiduciaries are required to act prudently in making voting decisions.

If you do not want to have your vote applied to the undirected shares, you should check the box marked "I decline." Otherwise, the trustee will automatically apply your voting preferences to the undirected shares proportionally with all other participants who elected to have their votes applied in this manner.

What happens if I do not vote my 401(k) plan shares?
Your shares will be voted by other plan participants who have elected to have their voting preferences applied proportionally to all shares for which voting instructions are not otherwise received.

What does it mean if I receive more than one proxy card?
It means that you hold shares in more than one account. To ensure that all your shares are voted, sign and return each card. Alternatively, if you vote by telephone or on the Internet, you will need to vote once for each proxy card and voting instruction card you receive.

Who tabulates the votes?
The votes are tabulated by an independent inspector of election, IVS Associates, Inc.

What should I do if I want to attend the annual meeting?
All shareholders as of the record date may attend by presenting the admission ticket that appears at the end of this proxy statement. Please fill it out and bring it with you to the meeting. The meeting will be held at the Lilly Center Auditorium. Please use the Lilly Center entrance to the south of the fountain at the intersection of Delaware and McCarty streets. You will need to pass through security, including a metal detector. Present your ticket to the usher at the meeting.

Parking will be available on a first-come, first-served basis in the garage indicated on the map on page 127. If you have questions about admittance or parking, you may call 317-433-5112.

How do I contact the board of directors?
You may send written communications to one or more members of the board, addressed to:

Presiding Director, Board of Directors
Eli Lilly and Company
c/o Corporate Secretary
Lilly Corporate Center
Indianapolis, Indiana 46285

All such communications will be forwarded to the relevant director(s), except for solicitations or other matters unrelated to the company.

How do I submit a shareholder proposal for the 2009 annual meeting?
The company's 2009 annual meeting is scheduled for April 20, 2009. If a shareholder wishes to have a proposal considered for inclusion in next year's proxy statement, he or she must submit the proposal in writing so that we receive it by November 10, 2008. Proposals should be addressed to the company's corporate secretary, Lilly Corporate Center, Indianapolis, Indiana 46285. In addition, the company's bylaws provide that any shareholder wishing to propose any other business at the annual meeting must give the company written notice by November 10, 2008. That notice must provide certain other information as described in the bylaws. Copies of the bylaws are available online at http://investor.lilly.com/bylaws.cfm.

Does the company offer an opportunity to receive future proxy materials electronically?
Yes. If you are a shareholder of record or a member of the 401(k) plan, you may, if you wish, receive future proxy statements and annual reports online. If you elect this feature, you will receive an e-mail message notifying you when the materials are available, along with a web address for viewing the materials and instructions for voting by

telephone or on the Internet. If you have more than one account, you may receive separate e-mail notifications for each account.

You may sign up for electronic delivery in two ways:

- If you vote online as described above, you may sign up for electronic delivery at that time.
- You may sign up at any time by visiting http://proxyonline.lilly.com.

If you received these materials electronically, you do not need to do anything to continue receiving materials electronically in the future.

If you hold your shares in a brokerage account, you may also have the opportunity to receive proxy materials electronically. Please follow the instructions of your broker.

What are the benefits of electronic delivery?
Electronic delivery reduces the company's printing and mailing costs. It is also a convenient way for you to receive your proxy materials and makes it easy to vote your shares online. If you have shares in more than one account, it is an easy way to avoid receiving duplicate copies of proxy materials.

What are the costs of electronic delivery?
The company charges nothing for electronic delivery. You may, of course, incur the usual expenses associated with Internet access, such as telephone charges or charges from your Internet service provider.

Can I change my mind later?
Yes. You may discontinue electronic delivery at any time. For more information, call 317-433-5112.

What is "householding"?
We have adopted "householding," a procedure under which shareholders of record who have the same address and last name and do not receive proxy materials electronically will receive only one copy of our annual report and proxy statement unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure saves printing and postage costs by reducing duplicative mailings.

Shareholders who participate in householding will continue to receive separate proxy cards. Householding will not affect dividend check mailings.

Beneficial shareholders can request information about householding from their banks, brokers, or other holders of record.

What if I want to receive a separate copy of the annual report and proxy statement?
If you participate in householding and wish to receive a separate copy of the 2007 annual report and 2008 proxy statement, or if you wish to receive separate copies of future annual reports and proxy statements, please call 1-800-542-1061 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will deliver the requested documents to you promptly upon your request.

Board of Directors

Directors' Biographies

Class of 2008

The following five directors' terms will expire at this year's annual meeting. Mr. Fisher will retire from the board at the end of his current term. Each of the other directors in this class has been nominated and is standing for election to serve a term that will expire in 2011. See page 102 of this proxy statement for more information.



Michael L. Eskew Age 58 Director since 2008
Former Chairman and Chief Executive Officer, United Parcel Service, Inc.
Mr. Eskew served as chairman and chief executive officer of United Parcel Service, Inc., from January 2002 until December 2007. He continues to serve on the UPS board of directors. Mr. Eskew began his UPS career in 1972 as an industrial engineering manager and held various positions of increasing responsibility, including time with UPS's operations in Germany and with UPS Airlines. In 1993, Mr. Eskew was named corporate vice president for industrial engineering. Two years later he became group vice president for engineering. In 1998, he was elected to the UPS board of directors. In 1999, Mr. Eskew was named executive vice president and a year later was given the additional title of vice chairman. Mr. Eskew serves as a trustee of the UPS Foundation and as chairman of the board of trustees of the Annie E. Casey Foundation. He also serves on the boards of 3M Corporation and IBM Corporation. He has been serving under interim election since February 2008.



George M.C. Fisher Age 67 Director since 2000
Former Chairman of the Board and Chief Executive Officer, Motorola, Inc. and Eastman Kodak Company
Mr. Fisher served as chairman of the board of Eastman Kodak Company from 1993 to December 2000. He also served as chief executive officer from 1993 to January 2000 and as president from 1993 to 1996. Prior to joining Kodak, he was an executive officer of Motorola, Inc., serving as chairman and chief executive officer from 1990 to October 1993, and president and chief executive officer from 1988 to 1990. Mr. Fisher is a senior advisor for Kohlberg Kravis Roberts & Company, presiding director of General Motors Corporation, and a director of Visant Corporation. He is a former chairman of PanAmSat Corporation and was chairman of the National Academy of Engineering from 2000 to 2004.



Alfred G. Gilman, M.D., Ph.D. Age 66 Director since 1995
Executive Vice President for Academic Affairs and Provost, The University of Texas Southwestern Medical Center at Dallas; Dean, Southwestern Medical School; and Regental Professor of Pharmacology and Director of the Cecil and Ida Green Center for Molecular, Computational, and Systems Biology, The University of Texas Southwestern Medical Center
Dr. Gilman has served as executive vice president for academic affairs and provost of The University of Texas Southwestern Medical Center at Dallas and dean of The University of Texas Southwestern Medical School since 2005 and professor of pharmacology at The University of Texas Southwestern Medical Center since 1981. He holds the Raymond and Ellen Willie Distinguished Chair of Molecular Neuropharmacology, the Nadine and Tom Craddick Distinguished Chair in Medical Science, and the Atticus James Gill, M.D., Chair in Medical Science at the university and was named a regental professor in 1995. Dr. Gilman was on the faculty of the University of Virginia School of Medicine from 1971 to 1981 and was named a professor of pharmacology there in 1977. He is a director of Regeneron Pharmaceuticals, Inc. Dr. Gilman was a recipient of the Nobel Prize in Physiology or Medicine in 1994.



Karen N. Horn, Ph.D. Age 64 Director since 1987
Retired President, Private Client Services, and Managing Director, Marsh, Inc.
Ms. Horn served as president of Private Client Services and managing director of Marsh, Inc., a subsidiary of MMC, from 1999 until her retirement in 2003. Prior to joining Marsh, she was senior managing director and head of international private banking at Bankers Trust Company; chair and chief executive officer of Bank One, Cleveland, N.A.; president of the Federal Reserve Bank of Cleveland; treasurer of Bell Telephone Company of Pennsylvania; and vice president of First National Bank of Boston. Ms. Horn serves as director of T. Rowe Price Mutual Funds; The U.S. Russia Investment Fund, a presidential appointment; Simon Property Group, Inc.; Norfolk Southern Corporation; and Fannie Mae. Ms. Horn has been senior managing director of Brock Capital Group since 2004.



John C. Lechleiter, Ph.D. Age 54 Director since 2005
President and Chief Operating Officer
Dr. Lechleiter was named president and chief operating officer of the company in 2005, and on April 1, 2008, he will become president and chief executive officer. He joined Lilly in 1979 as a senior organic chemist and has held management positions in England and the U.S. He was named vice president of pharmaceutical product development in 1993 and vice president of regulatory affairs in 1994. In 1996, he was named vice president for development and regulatory affairs. Dr. Lechleiter became senior vice president of pharmaceutical products in 1998, and executive vice president of pharmaceutical products and corporate development in 2001. He was named executive vice president of pharmaceutical operations, in 2004. He is a member of the American Chemical Society. In 2004, Dr. Lechleiter was appointed to the Visiting Committee of Harvard Business School and to the Health Policy and Management Executive Council of the Harvard School of Public Health. He also serves as a member of the board of trustees of Xavier University (Cincinnati, Ohio). In addition, he serves as a distinguished advisor to The Children's Museum of Indianapolis, a member of the board of directors and executive committee of Fairbanks Institute, and a member of the United Way of Central Indiana board of directors. He also serves on the board of Indianapolis Downtown, Inc.

Class of 2009
The following four directors will continue in office until 2009, except for Mr. Taurel, who will resign from the board effective December 31, 2008.



Martin S. Feldstein, Ph.D. Age 68 Director since 2002
President and Chief Executive Officer, National Bureau of Economic Research, and George F. Baker Professor of Economics, Harvard University
Dr. Feldstein is president and chief executive officer of the National Bureau of Economic Research and the George F. Baker Professor of Economics at Harvard University. He became an assistant professor at Harvard in 1967, an associate professor in 1968, and a professor in 1969. From 1982 through 1984, he served as chairman of the Council of Economic Advisers and President Ronald Reagan's chief economic adviser. He is a member of the American Philosophical Society, a corresponding fellow of the British Academy, a fellow of the Econometric Society, and a fellow of the National Association for Business Economics. Dr. Feldstein is a member of the executive committee of the Trilateral Commission and a director of American International Group, Inc.; the Council on Foreign Relations; and Economic Studies, Inc. He is a member of the American Academy of Arts and Sciences and past president of the American Economic Association.



J. Erik Fyrwald Age 48 Director since 2005

Group Vice President, DuPont Agriculture & Nutrition

Mr. Fyrwald has been group vice president of DuPont Agriculture & Nutrition since 2003. He was previously vice president and general manager of DuPont's nutrition and health businesses, which included The Solae Company, DuPont Qualicon, and Liqui-Box. Mr. Fyrwald joined DuPont in 1981 as a production engineer, and held a variety of sales and management positions in a number of areas. In 1990, he became the leader of the DuPont Engineering Polymers and DuPont Butacite businesses for the Asia Pacific region, a position he held until 1994. He was named leader of the DuPont Nylon Plastics business for the Americas until 1996, when he became head of global sales and marketing for Engineering Polymers. In 1998, he was appointed vice president of Corporate Plans and Business Development. Mr. Fyrwald serves on the boards of CropLife International, the Des Moines Art Center, and United Way of Iowa.



Ellen R. Marram Age 61 Director since 2002

President, The Barnegat Group LLC

Ms. Marram is president of The Barnegat Group LLC, a firm that provides business advisory services. She was a managing director at North Castle Partners, LLC from 2000 to 2005 and is currently an advisor to the firm. Prior to joining North Castle, she served as the chief executive officer of a start-up B2B exchange for the food and beverage industry. From 1993 through 1998, Ms. Marram was president and chief executive officer of Tropicana and the Tropicana Beverage Group. From 1988 to 1993, she was president and chief executive officer of the Nabisco Biscuit Company, the largest operating unit of Nabisco, Inc.; from 1987 to 1988, she was president of Nabisco's Grocery Division; and from 1970 to 1986, she held a series of marketing positions at Nabisco/Standard Brands, Johnson & Johnson, and Lever Brothers. Ms. Marram is a member of the board of directors of Ford Motor Company, The New York Times Company, and Cadbury Schweppes plc as well as several private companies. She serves on the boards of The New York-Presbyterian Hospital, Lincoln Center Theater, Families and Work Institute, and Citymeals-on-Wheels.



Sidney Taurel Age 59 Director since 1991

Chairman of the Board and Chief Executive Officer

Mr. Taurel has been the company's chief executive officer since July 1998, and will retire effective March 31, 2008. He has served as chairman of the board since January 1999, and will retire as chairman and member of the board effective December 31, 2008. He served as president and chief operating officer from February 1996 through September 2005. He joined the company in 1971 and has held management positions in the company's international operations based in São Paulo, Vienna, Paris, and London. Mr. Taurel served as president of Eli Lilly International Corporation from 1986 to 1991, executive vice president of the pharmaceutical division from 1991 to 1993, and executive vice president of the company from 1993 to 1996. He is a member of the boards of IBM Corporation and The McGraw-Hill Companies, Inc. He is also a member of the executive committee of the board of directors of Pharmaceutical Research and Manufacturers of America (PhRMA), a member of the board of overseers of the Columbia Business School, a trustee at the Indianapolis Museum of Art, a director of the Indianapolis Tennis Championships, and a member of The Business Council and The Business Roundtable. In 2007, he was appointed to the President's Advisory Committee for Trade Policy and Negotiations. He is an officer of the French Legion of Honor.

Class of 2010

The following four directors will continue in office until 2010.



Sir Winfried Bischoff Age 66 Director since 2000

Chairman, Citigroup Inc.

Sir Winfried Bischoff is chairman of Citigroup Inc. He served as chairman of Citigroup Europe from 2000 to 2007 and as interim chief executive officer of Citigroup for a portion of 2007. From 1995 to 2000, he was chairman of Schroders plc. He joined the Schroder Group in 1966 and held a number of positions there, including chairman of J. Henry Schroder & Co. and group chief executive of Schroders plc. He is a non-executive director of The McGraw-Hill Companies, Inc.; Land Securities plc; and Prudential plc.



J. Michael Cook Age 65 Director since 2005

Retired Chairman and Chief Executive Officer, Deloitte & Touche LLP

Mr. Cook served as chairman and chief executive officer of Deloitte & Touche LLP from 1989 until his retirement in 1999. He joined Deloitte, Haskins & Sells in 1964 and served as chairman and chief executive from 1986 through 1989. Mr. Cook is a member of the Advisory Council of the Public Company Accounting Oversight Board and is a trustee of The Scripps Research Institute. He serves on the boards of Comcast Corporation and International Flavors & Fragrances Inc. He is chairman of the Accountability Advisory Council to the Comptroller General of the United States. He was a member of the National Association of Corporate Directors Blue Ribbon Panel on Corporate Governance and was named the 62nd member of the Accounting Hall of Fame in 1999. He is past president of the Institute of Outstanding Directors.



Franklyn G. Prendergast, M.D., Ph.D. Age 62 Director since 1995

Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics, Mayo Medical School; Director, Mayo Clinic Center for Individualized Medicine; and Director Emeritus, Mayo Clinic Cancer Center

Dr. Prendergast is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics at Mayo Medical School and the director of the Center for Individualized Medicine. He has held several other teaching positions at the Mayo Medical School since 1975. Dr. Prendergast serves on the board of trustees of the Mayo Foundation and the Mayo Clinic Board of Governors.



Kathi P. Seifert Age 58 Director since 1995

Retired Executive Vice President, Kimberly-Clark Corporation

Ms. Seifert served as executive vice president for Kimberly-Clark Corporation until June 2004. She joined Kimberly-Clark in 1978 and served in several capacities in connection with both the domestic and international consumer products businesses. Prior to joining Kimberly-Clark, Ms. Seifert held management positions at Procter & Gamble, Beatrice Foods, and Fort Howard Paper Company. She is chairman of Pinnacle Perspectives, LLC. Ms. Seifert serves on the boards of Supervalu Inc.; Revlon Consumer Products Corporation; Lexmark International, Inc.; Appleton Papers Inc.; the U.S. Fund for UNICEF; ThedaCare; and the Fox Cities Performing Arts Center.

Highlights of the Company's Corporate Governance Guidelines

The board of directors has established guidelines that it follows in matters of corporate governance. The following summary provides highlights of those guidelines. A complete copy of the guidelines is available online at http://investor.lilly.com/guidelines.cfm or in paper form upon request to the company's corporate secretary.

I. Role of the Board

The directors are elected by the shareholders to oversee the actions and results of the company's management. Their responsibilities include:

- providing general oversight of the business
- approving corporate strategy
- approving major management initiatives
- providing oversight of legal and ethical conduct
- overseeing the company's management of significant business risks
- selecting, compensating, and evaluating directors
- evaluating board processes and performance
- selecting, compensating, evaluating, and, when necessary, replacing the chief executive officer, and compensating other executive officers
- ensuring that a succession plan is in place for all senior executives.

II. Composition of the Board

Mix of Independent Directors and Officer-Directors

There should always be a substantial majority (75 percent or more) of independent directors. The chief executive officer should be a board member. Other officers may, from time to time, be board members, but no officer other than the chief executive officer should expect to be elected to the board by virtue of his or her office.

Selection of Director Candidates

The board is responsible for selecting candidates for board membership and for establishing the criteria to be used in identifying potential candidates. The board delegates the screening process to the directors and corporate governance committee. For more information on the director nomination process, including the current selection criteria, see Directors and Corporate Governance Committee Matters on pages 77–78.

Independence Determinations

The board annually determines the independence of directors based on a review by the directors and corporate governance committee. No director is considered independent unless the board has determined that he or she has no material relationship with the company, either directly or as a partner, shareholder, or officer of an organization that has a material relationship with the company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. To evaluate the materiality of any such relationship, the board has adopted categorical independence standards consistent with the New York Stock Exchange listing guidelines.

Specifically, a director is not considered independent if (i) the director or an immediate family member is a current partner of Lilly's independent auditor (currently Ernst & Young LLP); (ii) the director is a current employee of such firm; (iii) the director has an immediate family member who is a current employee of such firm and who participates in the firm's audit, assurance, or tax compliance (but not tax planning) practice; or (iv) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such firm and personally worked on the listed company's audit within that time.

In addition, a director is not considered independent if any of the following relationships existed within the previous three years:

- a director who is an employee of Lilly, or whose immediate family member is an executive officer of Lilly. Temporary service by an independent director as interim chairman or chief executive officer will not disqualify the director from being independent following completion of that service.
- a director who receives any direct compensation from Lilly other than the director's normal director compensation, or whose immediate family member receives more than $100,000 per year in direct compensation from Lilly other than for service as a non-executive employee.
- a director who is employed (or whose immediate family member is employed as an executive officer) by another company where any Lilly executive officer serves on the compensation committee of that company's board.

- a director who is employed by, who is a 10 percent shareholder of, or whose immediate family member is an executive officer of a company that makes payments to or receives payments from Lilly for property or services that exceed the greater of $1 million or 2 percent of that company's gross revenues in a single fiscal year.
- a director who is an executive officer of a nonprofit organization that receives grants or contributions from Lilly in a single fiscal year exceeding the greater of $1 million or 2 percent of that organization's gross revenues in a single fiscal year.

Members of the audit, compensation, and directors and corporate governance committees must meet all applicable independence tests of the New York Stock Exchange, Securities and Exchange Commission, and Internal Revenue Service.

In February 2008, the directors and corporate governance committee reviewed directors' responses to a questionnaire asking about their relationships with the company (and those of their immediate family members) and other potential conflicts of interest, as well as material provided by management related to transactions, relationships, or arrangements between the company and the directors or parties related to the directors. The committee determined that all 11 nonemployee directors listed below are independent, and that the members of the audit, compensation, and directors and corporate governance committees also meet the independence tests referenced above. The committee recommended this conclusion to the board and explained the basis for its decision, and this conclusion was adopted by the full board. The committee and the board determined that none of the 11 directors listed below has had during the last three years (i) any of the relationships listed above or (ii) any other material relationship with the company that would compromise his or her independence. The table below includes a description of categories or types of transactions, relationships, or arrangements considered by the board (in addition to those listed above) in reaching its determination that the directors are independent. All of these relationships and transactions were entered into at arm's length in the normal course of business and, to the extent they are commercial relationships, have standard commercial terms. None of these relationships or transactions exceeded the thresholds described above or otherwise compromise the independence of the named director.

Name	Independent	Transactions/Relationships/Arrangements
Sir Winfried Bischoff	Yes	Commercial banking, capital markets, and indenture trustee relationships between Lilly and various Citigroup banks—immaterial
Mr. Cook	Yes	None
Mr. Eskew	Yes	Lilly's purchase of shipping, courier, and post office box services from UPS—immaterial
Dr. Feldstein	Yes	Lilly grants and contributions to Harvard University and the National Bureau of Economic Research—immaterial
Mr. Fisher	Yes	None
Mr. Fyrwald	Yes	Lilly's purchase of DuPont products and services—immaterial
Dr. Gilman	Yes	Lilly grants and contributions to the University of Texas Southwestern Medical Center—immaterial
Ms. Horn	Yes	None
Ms. Marram	Yes	None
Dr. Prendergast	Yes	Lilly grants and contributions to Mayo Clinic and Mayo Foundation—immaterial
Ms. Seifert	Yes	None

Director Tenure

Subject to the company's charter documents, the governance guidelines establish the following expectations for director tenure:

- A company officer-director, including the chief executive officer, will resign from the board at the time he or she retires or otherwise ceases to be an active employee of the company. Mr. Taurel will remain an employee and continue his service on the board through the end of 2008.
- Nonemployee directors will retire from the board not later than the annual meeting of shareholders that follows their seventy-second birthday.
- Directors may stand for reelection even though the board's retirement policy would prevent them from completing a full three-year term.
- A nonemployee director who retires or changes principal job responsibilities will offer to resign from the board. The directors and corporate governance committee will assess the situation and recommend to the board whether to accept the resignation.

Voting for Directors

In an uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "majority withheld vote") shall promptly tender his or her resignation following certification of the shareholder vote. The directors and corporate governance committee will consider the resignation offer and recommend to the board whether to accept it. The board will act on the committee's recommendation within 90 days following certification of the shareholder vote. Board action on the matter will require the approval of a majority of the independent directors.

The company will disclose the board's decision on a Form 8-K furnished to the Securities and Exchange Commission within four business days after the decision, including a full explanation of the process by which the decision was reached and, if applicable, the reasons why the board rejected the director's resignation. If the resignation is accepted, the directors and corporate governance committee will recommend to the board whether to fill the vacancy or reduce the size of the board.

Any director who tenders his or her resignation under this provision will not participate in the committee or board deliberations regarding whether to accept the resignation offer. If each member of the directors and corporate governance committee receives a majority withheld vote at the same election, then the independent directors who did not receive a majority withheld vote will appoint a committee amongst themselves to consider the resignation offers and recommend to the board whether to accept them.

See Item 4 for management's proposal to provide for the election of directors by a true majority vote.

III. Director Compensation and Equity Ownership

The directors and corporate governance committee annually reviews board compensation. Any recommendations for changes are made to the full board by the committee.

Directors should hold meaningful equity ownership positions in the company; accordingly, a significant portion of overall director compensation is in the form of company equity. Directors are required to hold Lilly stock valued at a minimum of five times their annual cash retainer; new directors are allowed five years to reach this ownership level.

IV. Key Responsibilities of the Board

Selection of Chairman and Chief Executive Officer; Succession Planning

The board customarily combines the roles of chairman and chief executive officer, believing this generally provides the most efficient and effective leadership model for the company. The board anticipates that, in certain circumstances, and particularly during relatively short periods of leadership transition, these roles may be assigned to two different persons. The presiding director recommends to the board an appropriate process by which a new chairman and chief executive officer will be selected.

The independent directors are responsible for overseeing succession and management development programs for senior leadership. The chief executive officer develops and maintains a process for advising the board on succession planning for the chief executive officer and other key leadership positions. He or she reviews this plan with the independent directors at least annually.

Evaluation of Chief Executive Officer

The presiding director leads the independent directors annually in assessing the performance of the chief executive officer. The results of this review are discussed with the chief executive officer and considered by the compensation committee in establishing his or her compensation for the next year.

Corporate Strategy

Once each year, the board devotes an extended meeting to an update from management regarding the strategic issues and opportunities facing the company, allowing the board an opportunity to provide direction for the corporate strategic plan. Throughout the year, significant corporate strategy decisions are brought to the board for approval.

Code of Ethics

The board approved the company's code of ethics, which complies with the requirements of the New York Stock Exchange and the Securities and Exchange Commission. This code is set out in:

- *The Red Book*, a comprehensive code of ethical and legal business conduct applicable to all employees worldwide and to our board of directors
- the company's Code of Ethical Conduct for Lilly Financial Management, a supplemental code for our chief executive officer, chief operating officer, and all members of financial management that recognizes the unique responsibilities of those individuals in assuring proper accounting, financial reporting, internal controls, and financial stewardship.

Both documents are available online at http://investor.lilly.com/code_business_conduct.cfm or in paper form upon request to the company's corporate secretary.

The audit committee and public policy and compliance committee assist in the board's oversight of compliance programs with respect to matters covered in the code of ethics.

V. Functioning of the Board

Executive Session of Directors

The independent directors meet alone in executive session at every regularly scheduled board meeting. In addition, at least twice a year, the independent directors meet in executive session with the chief executive officer.

Presiding Director

The board appoints a presiding director from among the independent directors (currently Ms. Horn). The presiding director:

- leads the board's process for selecting and evaluating the chief executive officer;
- presides at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors unless the directors decide that, due to the subject matter of the session, another independent director should preside;
- serves as a liaison between the chairman and the independent directors;
- approves meeting agendas and schedules and generally approves information sent to the board; and
- has the authority to call meetings of the independent directors.

Conflicts of Interest

Occasionally a director's business or personal relationships may give rise to an interest that conflicts, or appears to conflict, with the interests of the company. Directors must disclose to the company all relationships that create a conflict or an appearance of a conflict. The board, after consultation with counsel, takes appropriate steps to ensure that all directors voting on an issue are disinterested. In appropriate cases, the affected director will be excused from discussions on the issue.

To avoid any conflict or appearance of a conflict, board decisions on certain matters of corporate governance are made solely by the independent directors. These include executive compensation and the selection, evaluation, and removal of the chief executive officer.

Review and Approval of Transactions with Related Persons

The board has adopted a written policy and written procedures for review, approval, and monitoring of transactions involving the company and "related persons" (directors and executive officers, their immediate family members, or shareholders owning five percent or greater of the company's outstanding stock). The policy covers any related-person transaction that meets the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest).

Policy

- Related-person transactions must be approved by the board or by a committee of the board consisting solely of independent directors, who will approve the transaction only if they determine that it is in the best interests of the company. In considering the transaction, the board or committee will consider all relevant factors, including as applicable (i) the company's business rationale for entering into the transaction; (ii) the alternatives to entering into a related-person transaction; (iii) whether the transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally; (iv) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (v) the overall fairness of the transaction to the company.
- The board or relevant committee will periodically monitor the transaction to ensure that there are no changed circumstances that would render it advisable for the company to amend or terminate the transaction.

Procedures

- Management or the affected director or executive officer will bring the matter to the attention of the chairman, the presiding director, the chair of the directors and corporate governance committee, or the secretary.
- The chairman and the presiding director shall jointly determine (or, if either is involved in the transaction, the other shall determine in consultation with the chair of the directors and corporate governance committee) whether the matter should be considered by the board or by one of its existing committees consisting only of

independent directors.

- If a director is involved in the transaction, he or she will be recused from all discussions and decisions about the transaction.
- The transaction must be approved in advance whenever practicable, and if not practicable, must be ratified as promptly as practicable.
- The board or relevant committee will review the transaction annually to determine whether it continues to be in the company's best interests.

Currently the only related-person transaction is the time-share arrangement for Mr. Taurel's personal use of the corporate aircraft, as described on pages 100–101. The compensation committee approved and continues to monitor this arrangement consistent with the above policy.

Orientation and Continuing Education

A comprehensive orientation process is in place for new directors. In addition, directors receive ongoing continuing education through educational sessions at meetings, the annual strategy retreat, and periodic mailings between meetings. We hold periodic mandatory training sessions for the audit committee, to which other directors and executive officers are invited. We also afford directors the opportunity to attend external director education programs.

Director Access to Management and Independent Advisers

Independent directors have direct access to members of management whenever they deem it necessary. The independent directors and the committees are also free to retain their own independent advisers, at company expense, whenever they feel it would be desirable to do so. In accordance with New York Stock Exchange listing standards, the audit, compensation, and directors and corporate governance committees have sole authority to retain independent advisers to their respective committees.

Assessment of Board Processes and Performance

The directors and corporate governance committee annually assesses the performance of the board, its committees, and board processes based on inputs from all directors. The committee also considers the contributions of individual directors at least every three years when considering whether to recommend nominating the director to a new three-year term.

VI. Board Committees

Number, Structure, and Independence

The duties and membership of the six board-appointed committees are described below. Only independent directors may serve on the audit, compensation, directors and corporate governance, and public policy and compliance committees. Only independent directors may chair any committee.

Committee membership and selection of committee chairs are recommended to the board by the directors and corporate governance committee after consulting the chairman of the board and after considering the desires of the board members.

Functioning of Committees

Each committee reviews and approves its own charter annually, and the directors and corporate governance committee reviews and approves all committee charters annually. The board may form new committees or disband a current committee (except the audit, compensation, and directors and corporate governance committees) as it deems appropriate. The chair of each committee determines the frequency and agenda of committee meetings. In addition, the audit and compensation committees meet alone in executive session on a regular basis; all other committees meet in executive session as needed.

All six committee charters are available online at http://investor.lilly.com/board-committees.cfm or in paper form upon request to the company's corporate secretary.

Committees of the Board of Directors

Audit Committee
The duties of the audit committee are described in the audit committee report found on page 78.

Directors and Corporate Governance Committee
The duties of the directors and corporate governance committee are described on page 77.

Compensation Committee
The duties of the compensation committee are described on page 80, and the compensation committee report is shown on pages 90–91.

Public Policy and Compliance Committee

- oversees the processes by which the company conducts its business so that the company will do so in a manner that complies with laws and regulations and reflects the highest standards of integrity
- reviews and makes recommendations regarding policies, practices, and procedures of the company that relate to public policy and social, political, and economic issues that may affect the company.

Finance Committee

- reviews and makes recommendations regarding capital structure and strategies, including dividends, stock repurchases, capital expenditures, financings and borrowings, and significant business development projects.

Science and Technology Committee

- reviews and makes recommendations regarding the company's strategic research goals and objectives
- reviews new developments, technologies, and trends in pharmaceutical research and development.

Membership and Meetings of the Board and Its Committees

In 2007, each director attended more than 88 percent of the total number of meetings of the board and the committees on which he or she serves. In addition, all board members are expected to attend the annual meeting of shareholders, and all attended in 2007. Current committee membership and the number of meetings of the full board and each committee in 2007 are shown in the table below.

Name	Board	Audit	Compensation	Directors and Corporate Governance	Finance	Public Policy and Compliance	Science and Technology
Sir Winfried Bischoff	Member			Member	Chair		
Mr. Cook	Member	Chair			Member		
Mr. Eskew	Member	Member	Member				
Dr. Feldstein	Member	Member			Member	Chair	
Mr. Fisher	Member		Member	Member			
Mr. Fyrwald	Member		Member				Member
Dr. Gilman	Member					Member	Chair
Ms. Horn	Member		Chair	Member			
Dr. Lechleiter	Member						Member
Ms. Marram	Member		Member	Chair			
Dr. Prendergast	Member	Member				Member	Member
Ms. Seifert	Member	Member			Member	Member	
Mr. Taurel	Chair						
Number of 2007 Meetings	7	8	6	4	5	5	5

Directors' Compensation

Directors who are employees receive no additional compensation for serving on the board or its committees. In 2007, we provided the following annual compensation to directors who are not employees:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Stock Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)[5]
Sir Winfried Bischoff	$95,000	$145,000	$4,074	$3,067	$247,141
Mr. Cook	$120,000	$145,000	0	$29,124	$294,124
Dr. Feldstein	$110,000	$145,000	$4,074	$29,000	$288,074
Mr. Fisher	$93,000	$145,000	$4,074	$30,610	$272,684
Mr. Fyrwald	$103,000	$145,000	0	$1,185	$249,185
Dr. Gilman	$100,000	$145,000	$4,074	$32,374	$281,448
Ms. Horn	$122,000	$145,000	$4,074	$4,202	$275,276
Ms. Marram	$95,000	$145,000	$4,074	$34,878	$278,952
Dr. Prendergast	$98,000	$145,000	$4,074	$555	$247,629
Ms. Seifert	$100,000	$145,000	$4,074	$75,000	$324,074

[1] The following directors deferred 2007 cash compensation into their deferred share account under the Lilly Directors' Deferral Plan (further described below):

Name	2007 Cash Deferred	Shares
Mr. Fisher	$46,500	839
Mr. Fyrwald	$103,000	1,854

[2] Each nonemployee director received an award of stock with a grant date fair value of $145,000 (2,840 shares). This stock award and all prior stock awards are fully vested in that they are not subject to forfeiture; however, the shares are not issued until the director ends his or her service on the board, as further described below under "Lilly Directors' Deferral Plan." The table shows the expense recognized by the company for each director's stock award.

[3] No stock options were granted in 2007, as the stock option program for directors was discontinued in 2005. The amounts in this column reflect the expenses related to options granted in 2004 recognized in our 2007 financial statements. A discussion of the assumption used in calculating these values may be found in Note 7 to our 2007 audited financial statements on pages 43–44 of our annual report. Aggregate total numbers of stock option awards outstanding are shown below in the Directors' Outstanding Stock Options table. All outstanding options were vested as of February 17, 2007. Stock option grants were established using the same procedure for timing and price as is used for employees.

[4] This column includes amounts donated by the Eli Lilly and Company Foundation, Inc. under its matching gift program, which is generally available to U.S. employees as well as the outside directors. Under this program, the foundation matches 100 percent of charitable donations over $25 made to eligible charities, up to a maximum of $90,000 per year for each individual. For all directors, the amounts in this column also include tax reimbursements for income imputed to him or her for use of the corporate aircraft, or for commercial flights, by his or her spouse to attend board functions that included spouse participation. For Mr. Fyrwald, this amount includes tax reimbursement for income imputed to him for child care during a board function that included spouse participation.

The foundation matched the following donations of more than $10,000 for outside directors in 2007 via payments made directly to the recipient charity:

Name	Amount of Matching Donation
Mr. Cook	$27,000
Dr. Feldstein	$29,000
Mr. Fisher	$30,000
Dr. Gilman	$31,500
Ms. Marram	$34,500
Ms. Seifert	$75,000

[5] Directors do not participate in a Lilly pension plan or non-equity incentive plan.

Directors' Outstanding Stock Options

Name	Grant Date	Expiration Date	Exercise Price	Outstanding Stock Options (Exercisable)
Sir Winfried Bischoff	2/20/2001 2/19/2002 2/18/2003 2/17/2004	2/18/2011 2/17/2012 2/18/2013 2/17/2014	$73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800
Mr. Cook	–	–	–	0
Mr. Eskew	–	–	–	0
Dr. Feldstein	2/19/2002 2/18/2003 2/17/2004	2/17/2012 2/18/2013 2/17/2014	$75.92 $57.85 $73.11	2,800 2,800 2,800
Mr. Fisher	2/20/2001 2/19/2002 2/18/2003 2/17/2004	2/18/2011 2/17/2012 2/18/2013 2/17/2014	$73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800
Mr. Fyrwald	–	–	–	0
Dr. Gilman	4/20/2000 2/20/2001 2/19/2002 2/18/2003 2/17/2004	4/19/2010 2/18/2011 2/17/2012 2/18/2013 2/17/2014	$75.94 $73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800 2,800
Ms. Horn	4/20/2000 2/20/2001 2/19/2002 2/18/2003 2/17/2004	4/19/2010 2/18/2011 2/17/2012 2/18/2013 2/17/2014	$75.94 $73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800 2,800
Ms. Marram	2/18/2003 2/17/2004	2/18/2013 2/17/2014	$57.85 $73.11	2,800 2,800
Dr. Prendergast	4/20/2000 2/20/2001 2/19/2002 2/18/2003 2/17/2004	4/19/2010 2/18/2011 2/17/2012 2/18/2013 2/17/2014	$75.94 $73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800 2,800
Ms. Seifert	4/20/2000 2/20/2001 2/19/2002 2/18/2003 2/17/2004	4/19/2010 2/18/2011 2/17/2012 2/18/2013 2/17/2014	$75.94 $73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800 2,800

Cash Compensation

The company provides directors the following cash compensation:

- retainer of $80,000 per year (payable monthly)
- $1,000 for each committee meeting attended
- $2,000 to the committee chairpersons for each committee meeting conducted as compensation for the chairperson's preparation time
- retainer of $20,000 per year to the presiding director
- reimbursement for customary and usual travel expenses.

Stock Compensation

Stock compensation for directors consists of:

- shares of Lilly stock equaling $145,000, deposited annually in a deferred share account in the Lilly Directors' Deferral Plan (as described below), payable after service on the board has ended.

Lilly Directors' Deferral Plan

This plan allows directors to defer receipt of all or part of their retainer and meeting fees until after their service on the board has ended. Each director can choose to invest the funds in either of two accounts:

- *Deferred Share Account.* This account allows the director, in effect, to invest his or her deferred cash compensation in Lilly stock. In addition, the annual award of shares to each director noted above (2,840 shares in 2007) is credited to this account on a pre-set annual date. Funds in this account are credited as hypothetical shares of Lilly stock based on the market price of the stock at the time the compensation would otherwise have been earned. Hypothetical dividends are "reinvested" in additional shares based on the market price of the stock on the date dividends are paid. All shares in the deferred share accounts are hypothetical and are not issued or transferred until the director ends his or her service on the board.

- *Deferred Compensation Account.* Funds in this account earn interest each year at a rate of 120 percent of the applicable federal long-term rate, compounded monthly, as established the preceding December by the U.S. Treasury Department under Section 1274(d) of the Internal Revenue Code. The rate for 2008 is 5.5 percent. The aggregate amount of interest that accrued in 2007 for the participating directors was $188,706, at a rate of 5.7 percent.

Both accounts may be paid in a lump sum or in annual installments for up to 10 years. Amounts in the deferred share account are paid in shares of Lilly stock.

Directors and Corporate Governance Committee Matters

Overview

The directors and corporate governance committee recommends candidates for membership on the board and board committees. The committee also oversees matters of corporate governance, director independence, director compensation, and board performance. The committee's charter is available online at http://investor.lilly.com/board-committees.cfm or in paper form upon request to the company's corporate secretary.

All committee members are independent as defined in the New York Stock Exchange listing requirements.

Director Nomination Process

The board seeks independent directors who represent a mix of backgrounds and experiences that will enhance the quality of the board's deliberations and decisions. Candidates shall have substantial experience with one or more publicly traded national or multinational companies or shall have achieved a high level of distinction in their chosen fields.

Board membership should reflect diversity in its broadest sense, including persons diverse in geography, gender, and ethnicity. The board is particularly interested in maintaining a mix that includes the following backgrounds:

- active or retired chief executive officers and senior executives, particularly those with experience in operations, finance or banking, and marketing or sales
- international business
- medicine and science
- government and public policy
- health care environment
- information technology.

The board delegates the screening process to the directors and corporate governance committee, which receives direct input from other board members. Potential candidates are identified by recommendations from several sources, including:

- incumbent directors
- management
- shareholders
- an independent executive search firm retained by the committee to assist in locating candidates meeting the board's selection criteria.

The committee employs the same process for evaluating all candidates, including those submitted by shareholders. The committee initially evaluates the candidate based on publicly available information and any additional information supplied by the party recommending the candidate. If the candidate appears to satisfy the selection criteria and the committee's initial evaluation is favorable, the committee, assisted by management, gathers additional data on the candidate's qualifications, availability, probable level of interest, and any potential conflicts of interest. If the committee's subsequent evaluation continues to be favorable, the candidate is contacted by the chairman of the board and one or more of the independent directors for direct discussions to determine the mutual levels of interest in pursuing the candidacy. If these discussions are favorable, the committee makes a final recommendation to the board to nominate the candidate for election by the shareholders (or to select the candidate to fill a vacancy, as applicable). Mr. Eskew, who is standing for election, was referred to the committee by Mr. Taurel.

Process for Submitting Recommendations and Nominations

A shareholder who wishes to recommend a director candidate for evaluation by the committee pursuant to this process should forward the candidate's name and information about the candidate's qualifications to the chairman of the directors and corporate governance committee, in care of the corporate secretary, at Lilly Corporate Center, Indianapolis, Indiana 46285. The candidate must meet the selection criteria described above and must be willing and expressly interested in serving on the board.

Under Section 1.9 of the company's bylaws, a shareholder who wishes to directly nominate a director candidate at the 2009 annual meeting (i.e., to propose a candidate for election who is not otherwise nominated by the board through the recommendation process described above) must give the company written notice by November 10, 2008. The notice should be addressed to the corporate secretary at Lilly Corporate Center, Indianapolis, Indiana 46285. The notice must contain prescribed information about the candidate and about the shareholder proposing the candidate as described in more detail in Section 1.9 of the bylaws. A copy of the bylaws is available online at http://investor.lilly.com/bylaws.cfm. The bylaws will also be provided by mail without charge upon request to the corporate secretary.

Audit Committee Matters

Audit Committee Membership

All members of the audit committee are independent as defined in the New York Stock Exchange listing standards applicable to audit committee members. The board of directors has determined that Mr. J. Michael Cook is an audit committee financial expert as defined in the rules of the Securities and Exchange Commission.

Audit Committee Report

The audit committee ("we" or "the committee") reviews the company's financial reporting process on behalf of the board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls and disclosure controls. In this context, we have met and held discussions with management and the independent auditors. Management represented to us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we have reviewed and discussed the audited financial statements and related disclosures with management and the independent auditors, including a review of the significant management judgments underlying the financial statements and disclosures.

The independent auditors report to us. We have sole authority to appoint (subject to shareholder ratification) and to terminate the engagement of the independent auditors.

We have discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, we have received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and have discussed with the independent auditors the auditors' independence from the company and its management. In concluding that the auditors are independent, we determined, among other things, that the nonaudit services provided by Ernst & Young LLP (as described below) were compatible with their independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, we have adopted policies to avoid compromising the independence of the independent auditors, such as prior committee approval of nonaudit services and required audit partner rotation.

We discussed with the company's internal and independent auditors the overall scope and plans for their respective audits including internal control testing under Section 404 of the Sarbanes-Oxley Act. We periodically meet with the internal and independent auditors, with and without management present, and in private sessions with members of senior management (such as the chief financial officer and the chief accounting officer) to discuss the results of their examinations, their evaluations of the company's internal controls, and the overall quality of the company's financial reporting. We also periodically meet in executive session.

In reliance on the reviews and discussions referred to above, we recommended to the board (and the board subsequently approved the recommendation) that the audited financial statements be included in the company's annual report on Form 10-K for the year ended December 31, 2007, for filing with the Securities and Exchange Commission. We have also appointed the company's independent auditors, subject to shareholder ratification, for 2008.

Audit Committee

J. Michael Cook, Chair
Martin S. Feldstein, Ph.D.
Franklyn G. Prendergast, M.D., Ph.D.
Kathi P. Seifert

Services Performed by the Independent Auditor

The audit committee preapproves all services performed by the independent auditor, in part to assess whether the provision of such services might impair the auditor's independence. The committee's policy and procedures are as follows:

- The committee approves the annual **audit services** engagement and, if necessary, any changes in terms, conditions, and fees resulting from changes in audit scope, company structure, or other matters. The committee may also preapprove other audit services, which are those services that only the independent auditor reasonably can provide. Since 2004, audit services have included internal controls attestation work under Section 404 of the Sarbanes-Oxley Act.
- **Audit-related services** are assurance and related services that are reasonably related to the performance of the audit, and that are traditionally performed by the independent auditor. The committee believes that the provision of these services does not impair the independence of the auditor.
- **Tax services.** The committee believes that, in appropriate cases, the independent auditor can provide tax compliance services, tax planning, and tax advice without impairing the auditor's independence.
- The committee may approve **other services** to be provided by the independent auditor if (i) the services are permissible under SEC and Public Company Accounting Oversight Board rules, (ii) the committee believes the provision of the services would not impair the independence of the auditor, and (iii) management believes that the auditor is the best choice to provide the services.
- **Process.** At the beginning of each audit year, management requests prior committee approval of the annual audit, statutory audits, and quarterly reviews for the upcoming audit year as well as any other engagements known at that time. Management will also present at that time an estimate of all fees for the upcoming audit year. As specific engagements are identified thereafter, they are brought forward to the committee for approval. To the extent approvals are required between regularly scheduled committee meetings, preapproval authority is delegated to the committee chair.

For each engagement, management provides the committee with information about the services and fees sufficiently detailed to allow the committee to make an informed judgment about the nature and scope of the services and the potential for the services to impair the independence of the auditor.

After the end of the audit year, management provides the committee with a summary of the actual fees incurred for the completed audit year.

Independent Auditor Fees

The following table shows the fees incurred for services rendered on a worldwide basis by Ernst & Young LLP, the company's independent auditor, in 2007 and 2006. All such services were preapproved by the committee in accordance with the preapproval policy.

	2007 (millions)	2006 (millions)
Audit Fees • Annual audit of consolidated and subsidiary financial statements, including Sarbanes-Oxley 404 attestation • Reviews of quarterly financial statements • Other services normally provided by the auditor in connection with statutory and regulatory filings	$7.0	$5.8
Audit-Related Fees • Assurance and related services reasonably related to the performance of the audit or reviews of the financial statements —2007 and 2006: primarily related to employee benefit plan and other ancillary audits, and due diligence services on possible acquisition in 2007	$0.4	$0.4
Tax Fees • 2007 and 2006: primarily related to compliance services outside the U.S.	$1.4	$1.5
All Other Fees • 2007 and 2006: primarily related to compliance services outside the U.S.	$0.1	$0.1
Total	$8.9	$7.8

Compensation Committee Matters

Scope of Authority

The compensation committee oversees the company's global compensation philosophy and establishes the compensation of executive officers. The committee also acts as the oversight committee with respect to the company's deferred compensation plans, management stock plans, and bonus plans covering executives. In overseeing those plans, the committee may delegate authority to company officers for day-to-day plan administration and interpretation, including selecting participants, determining award levels within plan parameters, and approving award documents. However, the committee may not delegate any authority for matters affecting the executive officers.

The Committee's Processes and Procedures

The committee's primary processes for establishing and overseeing executive compensation can be found in the Compensation Discussion and Analysis section under "The Committee's Processes and Analyses" on pages 81–82. Additional processes and procedures include:

- *Meetings.* The committee meets several times each year (six times in 2007). Committee agendas are established in consultation with the committee chair and the committee's independent compensation consultant. The committee meets in executive session after each meeting.
- *Role of Independent Consultant.* The committee has retained Frederic W. Cook and his firm, Frederic W. Cook & Co., as its independent compensation consultant to assist the committee in evaluating executive compensation programs and in setting executive officers' compensation. Mr. Cook reports directly to the committee, and neither he nor his firm is permitted to perform any services for management. The consultant's duties include the following:
  —Review committee agendas and supporting materials in advance of each meeting and raise questions with the company's global compensation group and the committee chair as appropriate
  —Review the company's total compensation philosophy, peer group, and target competitive positioning for reasonableness and appropriateness
  —Review the company's total executive compensation program and advise the committee of plans or practices that might be changed to better reflect evolving best practices
  —Provide independent analyses and recommendations to the committee on the CEO's pay
  —Review draft Compensation Discussion and Analysis report and related tables for proxy statement
  —Proactively advise committee on best practices ideas for board governance of executive compensation
  —Undertake special projects at the request of the committee chair.
  The consultant interacts directly with members of Lilly management only on matters under the committee's oversight and with the knowledge and permission of the committee chairperson.
- *Role of Executive Officers and Management.* With the oversight of the CEO, chief operating officer, and the senior vice president of human resources, the company's global compensation group formulates recommendations on matters of compensation philosophy, plan design, and the specific compensation recommendations for executive officers (other than the CEO as noted below). The CEO gives the committee a performance assessment and compensation recommendation for each of the other named executive officers. Those recommendations are then considered by the committee with the assistance of its compensation consultant. The CEO, the senior vice president of human resources, and, less frequently, the COO attend committee meetings but are not present for the executive sessions or for any discussion of their own compensation. (Only nonemployee directors and the committee's consultant attend executive sessions.)
  The CEO does not participate in the formulation or discussion of his pay recommendations and has no prior knowledge of the recommendations that the consultant makes to the committee.

Compensation Committee Interlocks and Insider Participation

None of the compensation committee members:

- has ever been an officer or employee of the company
- is or was a participant in a related-person transaction in 2007 (see page 72 for a description of our policy on related-person transactions)
- is an executive officer of another entity, at which one of our executive officers serves on the board of directors.

Executive Compensation

Compensation Discussion and Analysis

2007 Summary

Executive compensation for 2007 aligned well with the objectives of our compensation philosophy and with our performance, driven by these factors:

- *Strong operating results yield strong incentive compensation payouts.* In 2007, Lilly performed in the top tier of its peer group in sales growth and adjusted earnings per share growth; this strong top- and bottom-line growth led to cash and equity incentive compensation payouts substantially above target.
- *Equity design changes improve cost-effectiveness.* We lowered the overall cost of our equity program in 2007—while maintaining its competitiveness and motivational impact—by eliminating stock options in favor of shareholder value awards and by lowering total equity grant values for most positions.
- *A balanced program fosters employee achievement, retention, and engagement.* We delivered a balance of salary, performance-based cash and equity incentives, and a strong employee benefit program. Together, these elements reinforced pay-for-performance incentives and encouraged employee retention and engagement.

For more detail, please see the remainder of this Compensation Discussion and Analysis section and the compensation tables.

Executive Compensation Philosophy

Our success depends on our ability to discover, develop, and market a stream of innovative medicines that address important medical needs. In addition, we must continually improve productivity in all that we do. To achieve these goals, we seek to attract, engage, and retain highly talented individuals who are committed to the company's core values of excellence, integrity, and respect for people. Our compensation and benefit programs are based on these objectives:

- *Compensation should reflect individual and company performance.* We link all employees' pay to individual and company performance.
  - —As employees assume greater responsibilities, more of their pay is linked to company performance and shareholder returns.
  - —We seek to deliver top-tier compensation given top-tier individual and company performance, but lower-tier compensation where individual performance falls short of expectations and/or company performance lags the industry.
  - —We design our programs to be simple and clear, so that employees can easily understand how their efforts affect their pay.
  - —We balance the objectives of pay-for-performance and employee retention. Even during downturns in company performance, the programs should continue to motivate and engage successful, high-achieving employees.
- *Compensation should foster a long-term focus.* A long-term focus is critical to success in our industry. As employees progress to higher levels of the organization, a greater portion of compensation is tied to our longer-term performance.
- *Compensation should be based on the level of job responsibility.* We seek internal pay relativity, meaning that pay differences among jobs should be commensurate with differences in the levels of responsibility and impact of the jobs.
- *Compensation should reflect the marketplace for talent.* We aim to remain competitive with the pay of other premier employers with which we compete for talent.
- *Compensation and benefit programs should attract employees who are interested in a career at Lilly.* Our employee benefit programs provide a competitive advantage by helping us attract and retain highly talented employees who are looking for the opportunity to build careers.
- *Compensation should be efficient.* To deliver superior long-term shareholder returns, we must deliver value to employees in a cost-effective manner.
- *Compensation and benefit programs should be egalitarian.* While compensation will always reflect differences in job responsibilities, geographies, and marketplace considerations, the overall structure of compensation and benefit programs should be broadly similar across the organization.

The Committee's Processes and Analyses

The compensation committee uses several tools to help it structure compensation programs that meet company objectives. Among those are:

- *Assessment of Company Performance.* The committee uses company performance measures in two ways:
  - —In establishing total compensation ranges, the committee compares the performance of Lilly and its peer group with respect to sales, earnings per share, return on assets, return on equity, and total shareholder return. The committee uses this data as a reference point rather than applying a formula.
  - —The committee establishes specific company performance measures that determine payouts under the company's cash and equity formula-based incentive programs.
- *Assessment of Individual Performance.* Individual performance has a strong impact on compensation. The independent directors, under the direction of the presiding director, meet with the CEO in executive session at the beginning of the year to agree upon the CEO's performance objectives for the year. At the end of the year, the independent directors again meet in executive session to review the performance of the CEO based on his or her achievement of the agreed-upon objectives, contribution to the company's performance, and other leadership accomplishments. This evaluation is shared with the CEO by the presiding director and is provided to the compensation committee for its consideration in setting the CEO's compensation.

  For the other named executive officers, the committee receives a performance assessment and compensation recommendation from the CEO and also exercises its judgment based on the board's interactions with the executive officer. As with the CEO, the executive's performance evaluation is based on the executive's achievement of objectives established between the executive and his or her supervisor, the executive's contribution to the company's performance, and other leadership accomplishments.
- *Peer Group Analysis.* The committee compares the company's programs with a peer group of global pharmaceutical companies. Pharmaceutical companies' needs for scientific and sales/marketing talent are unique to the industry and as such, Lilly must compete with these companies for talent: Abbott Laboratories; Amgen; Bristol-Myers Squibb Company; GlaxoSmithKline; Johnson & Johnson; Merck & Co.; Pfizer, Inc.; Schering-Plough Corporation; and Wyeth Laboratories. The committee uses the peer group data in two ways:
  - —*Overall competitiveness.* The committee uses aggregated data as a reference point to ensure that the executive compensation program as a whole is competitive, meaning within the broad middle range of comparative pay of the peer group companies when the company achieves the targeted performance levels. The committee does not target a specific position within the range.
  - —*Individual competitiveness.* The committee compares the overall pay of individual executives, if the jobs are sufficiently similar to make the comparison meaningful. The individual's pay is driven primarily by individual and company performance and internal relativity rather than the peer group data; the peer group data is used as a "market check" to ensure that individual pay remains within the broad middle range of peer group pay. Again, the committee does not target a specific position within the range.
- *CEO Compensation.* To provide further assurance of independence, the compensation recommendation for the CEO is developed by the independent consultant (Frederic W. Cook and his firm, Frederic W. Cook & Co.) without the input or knowledge of the CEO and with limited support from company staff. The Cook firm prepares analyses showing median CEO compensation among the peer group in terms of base salary, target annual incentive award, most recent equity grant value, and resulting total direct compensation. Mr. Cook develops a range of recommendations for any change in the CEO's base salary, annual incentive target, and equity grant value and mix. Mr. Cook's recommendations for target CEO pay take into account the peer competitive pay analysis and, importantly, the position of the CEO in relation to other senior company executives and proposed pay actions for all key employees of the company. The range allows for the committee to exercise its discretion based on the CEO's individual performance. The CEO has no prior knowledge of the recommendations and takes no part in the recommendations, committee discussions, or decisions.

Executive Compensation for 2007

Overview—Establishment of Overall Pay

In making its pay decisions for 2007, the committee reviewed 2006 company performance data and peer group data as discussed above, and also considered expected competitive trends in executive pay. That review showed:

- *Company performance.* In 2006, Lilly performed in the upper tier of the peer group in adjusted earnings per share growth, return on assets, and return on equity; in the middle tier in sales growth; and in the lower tier in total shareholder return.
- *Pay relative to peer group.* For the one- and three-year periods ended 2006, Lilly's total pay to executive officers was in the broad middle range.

The committee determined the following:

- *Program elements.* The 2007 program consisted of base salary, a cash incentive bonus award, and two forms of performance-based equity grants—performance awards and shareholder value awards (SVAs). Executives also received the company employee benefit package. This program balances the mix of cash and equity compensation, the mix of current and longer-term compensation, and the security of foundational benefits in a way that furthers the compensation objectives discussed above.
- *Pay ranges and mix of pay elements.* To manage the overall costs of the program while remaining competitive with expected peer group compensation, 2007 target pay ranges were reduced in the aggregate across the management and executive ranks, and the mix of pay was shifted. This was accomplished by:
  - —eliminating stock options in favor of SVAs, which provide greater retention and motivation value to employees at a lower cost to shareholders
  - —reducing the target values for equity awards for most positions by up to 15 percent
  - —increasing base salaries modestly, consistent with the corporate merit budget
  - —maintaining cash bonus targets at 2006 levels.

  The committee believes that these changes resulted in a more cost-effective program that:
  - —reduces overall costs to the company
  - —strengthens the incentives for retention and employee engagement by delivering a competitive cash component and the new SVA program
  - —maintains a strong link to company performance and shareholder returns through a balanced equity incentive program
  - —maintains appropriate internal pay relativity
  - —provides opportunity for total pay within the broad middle range of expected peer group pay given company performance comparable to that of our peers.

Base Salary

In setting base salaries for 2007, the committee considered the following:

- *The corporate "merit budget,"* the company's overall budget for base salary increases. The corporate merit budget was established based on company performance for 2006, planned performance for 2007, and a reference to general external merit trends. The objective of the merit budget is to allow salary increases to retain, motivate, and reward successful performers while maintaining affordability within the company's business plan. Individual pay increases can be more or less than the budget amount depending on individual performance, but aggregate increases must stay within the budget. The aggregate increases for all executive officers were within the corporate merit budget.
- *Individual performance.* As described above under "The Committee's Processes and Analyses," base salary increases were driven largely by individual performance assessments.
  - —The independent directors assessed Mr. Taurel's 2006 performance. They considered the company's and Mr. Taurel's accomplishment of objectives that had been established at the beginning of the year and its own subjective assessment of his performance. They noted that under Mr. Taurel's leadership, in 2006 the company exceeded its earnings targets through sales growth and productivity improvements, drove progress in refining and implementing the long-term strategy, met aggressive Six Sigma goals, strengthened its diversity programs, and enhanced its brand image and reputation. In recognition of his continued strong leadership in 2006, the committee increased Mr. Taurel's annual salary by 4 percent, which was within the range recommended by the committee's consultant.
  - —The committee reviewed similar considerations for each of the other named executives. In addition, with regard to Dr. Lechleiter's performance, the committee considered his leadership in increasing employee productivity and implementation of strategic initiatives. The committee increased Dr. Lechleiter's annual salary by 4 percent.
  - —With regard to Dr. Paul, the committee gave particular weight to his leadership of the company's research and development efforts, noting that Lilly Research Laboratories improved productivity in several phases of discovery and development, increased the percentage of pipeline molecules currently in clinical trials, and forged stronger links between research and the sales and marketing organizations. The committee increased Dr. Paul's annual salary by 5 percent.
  - —In establishing Mr. Armitage's annual salary (a 5 percent increase), the committee noted his leadership in implementing successful litigation strategies, leading the company's efforts to influence the legal and regulatory environment to support innovation, and improving productivity within the law division.
  - —Mr. Rice's annual salary was increased 6 percent in recognition of strong internal controls and an improved

financial planning process, as well as his strong leadership of, and development of talent within, the financial component and his outstanding contributions to the management of the company.

- *Internal relativity,* meaning the relative pay differences for different job levels.
- *Peer group data* specific to certain positions in which the jobs were viewed as comparable in content and importance to the company. We used the peer group data not to target a specific position in range, but instead as a market check for reasonableness and competitiveness. The salaries as determined by the other factors were within the broad middle range of expected competitive pay and, therefore, no further adjustments were necessary for competitiveness.

Cash Incentive Bonuses

The company's annual cash bonus programs align employees' goals with the company's sales and earnings growth objectives for the current year. Cash incentive bonuses for all management employees worldwide, as well as most nonmanagement employees in the U.S., are determined under the Eli Lilly and Company Bonus Plan. Under the plan, the company sets target bonus amounts (a percentage of base salary) for all participants at the beginning of each year. Bonus payouts range from zero to 200 percent of target depending on the company's financial results relative to predetermined performance measures. At the end of the performance period, the committee has discretion to adjust an award payout downward, but not upward, from the amount yielded by the formula.

The committee considered the following when establishing the 2007 awards:

- *Target bonus sizes.* Bonus targets (expressed as a percentage of base salary) were based on job responsibilities, internal relativity, and peer group data. Consistent with our compensation objectives, as executives assume greater responsibilities, more of their pay is linked to company performance. For 2007, the committee maintained the same bonus targets as in 2006. The committee determined that these targets appropriately reflected internal relativity. In addition, the peer group data suggested that the 2006 targets would maintain cash compensation within the broad middle range of expected competitive pay given median peer performance, so no adjustments were necessary. The 2007 targets for the named executives were as follows:
  —Mr. Taurel - 125 percent
  —Dr. Lechleiter - 100 percent
  —Dr. Paul - 85 percent
  —Mr. Armitage - 75 percent
  —Mr. Rice - 75 percent.
- *Company performance measures.* The committee established 2007 company performance measures with a 25 percent weighting on sales growth and a 75 percent weighting on growth in adjusted EPS (reported earnings per share adjusted as described below under "Adjustments for Certain Items"). This mix of performance measures focuses employees appropriately on improving both top-line sales and bottom-line earnings, with special emphasis on earnings in order to tie rewards directly to productivity improvements. The measures are also effective motivators because they are easy for employees to track and understand.

  In establishing the 2007 target growth rates, the committee considered the expected 2007 performance of our peer group, based on published investment analyst estimates. The target growth rates of 5 percent for sales and 8 percent for adjusted EPS represented approximately the median expected growth rates for our peer group. These targets are consistent with our compensation objectives because they result in above-target payouts if Lilly outperforms the peer group and below-target payouts if Lilly performance lags the peer group. Payouts were determined by this formula:

(0.25 x sales multiple) + (0.75 x adjusted EPS multiple) = bonus multiple

Bonus multiple X target bonus X base salary earnings = payout

2007 sales and adjusted EPS multiples are illustrated by these charts:


2007 Sales Multiple
Sales Multiple
2.5
2.0
1.5
1.0
0.5
0
0.5
0.6
0.8
1
1.2
1.4
1.6
1.8
2
-1%
1%
3%
5%
7%
9%
11%
13%
15%
Sales Growth

2007 pro forma sales growth of 13.6 percent resulted in a sales multiple of 1.861.


2007 Adjusted EPS Multiple
Adjusted EPS Multiple
2.5
2.0
1.5
1.0
0.5
0
0.4
0.6
0.8
1
1.2
1.4
1.6
1.8
2
2%
4%
6%
8%
10%
12%
14%
16%
18%
Adjusted EPS Growth

2007 pro forma adjusted EPS growth of 16.8 percent resulted in an adjusted EPS multiple of 1.883.

Together, the sales multiple and the adjusted EPS multiple yielded a bonus multiple of 1.88:

(0.25 x 1.861) + (0.75 x 1.883) = 1.88 bonus multiple

See page 87 for a reconciliation of 2007 reported and pro forma sales and reported and pro forma adjusted EPS.

Equity Incentives—Total Equity Program

In 2007, we employed two forms of equity incentives granted under the 2002 Lilly Stock Plan: performance awards and shareholder value awards. These incentives ensure that our leaders are properly focused on long-term shareholder value.

- *Target grant values.* For 2007, the committee reduced aggregate grant values for management and executives in order to manage overall compensation costs. The committee did not "make up" for the equity reductions by significantly increasing other elements of compensation. The specific reductions at different job levels were determined by internal relativity. Consistent with the company's compensation objectives, individuals at higher levels received a greater proportion of total pay in the form of equity. The committee determined that a 50/50 split for executives between performance awards and shareholder value awards appropriately balances the shorter- and longer-term incentives of the two programs. This is consistent with the 2006 grants, which were split 50/50 between performance awards and stock options.

  Target values for 2007 equity grants for the named executives were as follows:

Name	Performance Awards	Shareholder Value Awards
Mr. Taurel	$3,060,000	$3,060,000
Dr. Lechleiter	$1,989,000	$1,989,000
Dr. Paul	$1,200,000	$1,200,000
Mr. Armitage	$855,000	$855,000
Mr. Rice	$855,000	$855,000

Two named executive officers did not receive reductions in their target equity values. Dr. Paul's 2007 value remained the same as in 2006 to preserve competitiveness within peer company pay and to recognize the strategic importance of the chief scientific officer role. Mr. Rice's 2007 value increased due to his promotion in May 2006.

Equity Incentives—Performance Awards

Performance awards provide employees with shares of Lilly stock if certain company performance goals are achieved, aligning employees with shareholder interests and providing an ownership stake in the company. The awards are structured as a schedule of shares of Lilly stock based on the company's achievement of specific adjusted earnings per share (adjusted EPS) levels over specified time periods of one or more years. Possible payouts range from zero to 200 percent of the target amount, depending on adjusted EPS growth over the period. No dividends are paid on the awards during the performance period. At the end of the performance period, the committee has discretion to adjust an award payout downward, but not upward, from the amount yielded by the formula. For the 2007 grants, the committee took into consideration the following:

- *Target grant values.* As described above, the committee reduced target grant values for most job levels and established a 50/50 split for executives between performance awards and SVAs.
- *Company performance measure.* The committee established the performance measure as adjusted EPS growth (reported EPS adjusted as described below under "Adjustments for Certain Items") over a one-year period, with a one-year holding period, thus creating a two-year award. The committee believes adjusted EPS growth is an effective motivator because it is closely linked to shareholder value, is broadly communicated to the public, and is easily understood by employees. In setting the target growth percentage of 8 percent, the committee considered the expected earnings performance of companies in our peer group over a one-year period, based on published investment analyst estimates. Eight percent represented approximately the median expected growth for our peer group; accordingly, consistent with our compensation objectives, Lilly performance exceeding the peer group median would result in above-target payouts while Lilly performance lagging the peer group median would result in below-target payouts. Payouts were determined according to this schedule:

Adjusted 2007 EPS Growth	Up to 2.99%	3.00–4.99%	5.00–6.99%	7.00–8.99%	9.00–10.99%	11.00–12.99%	13.00–15.99%	16.00% +
Percent of Target	0	50%	75%	100%	125%	150%	175%	200%

Pro forma adjusted EPS growth of 16.8 percent resulted in a 2007 performance award payout at 200 percent of target. See page 87 for a reconciliation of 2007 reported and pro forma adjusted EPS.

Equity Incentives—Shareholder Value Awards

Beginning in 2007, the company implemented a new equity program, the shareholder value award (SVA), which replaced our stock option program. The SVA pays out shares of Lilly stock based on the performance of the company's stock over a three-year period. No dividends are paid on the awards during the performance period. Payouts range from zero to 140 percent of the target amount, depending on stock price performance over the period. The SVA program delivers equity compensation that is strongly linked to longer-term shareholder returns. It is more cost-effective than the stock option program it replaces because the SVA program delivers, at a lower cost to the company, an equity incentive that is equally or more effective in aligning employee interests with long-term shareholder return. For the 2007 grants, the committee considered the following:

- *Target grant size.* As described above, the committee reduced target grant sizes for most job levels and established a 50/50 split between performance awards and SVAs.
- *Company performance measure.* The SVA is designed to pay above target if Lilly's stock price outperforms an expected compounded annual rate of return for large-cap companies and below target if Lilly stock underperforms that rate of return. The expected rate of return used in this calculation was determined considering total return that a reasonable investor would consider appropriate for investing in the stock of a large-cap U.S. company, based on input from external money managers, less Lilly's current dividend yield. Executive officers receive no payout if the stock price (less three years of dividends at the current rate) does not grow over the three-year performance period—in other words, if total shareholder return for the three-year period is zero or negative.

  The starting price for the 2007 SVAs was $54.01 per share, representing the average of the closing prices of Lilly stock for all trading days in November and December 2006. The ending price to determine payouts will be the average of the closing prices of Lilly stock for all trading days in November and December 2009.

Payouts will be determined by this grid:

Ending Stock Price	Up to $48.72	$48.72–$53.85	$53.86–$58.99	$59.00–$62.99	$63.00–$66.99	$67.00–$70.99	$71.00 +
Percent of Target	0	40%	60%	80%	100%	120%	140%

Adjustments for Certain Items

Consistent with past practice, the committee adjusted the results on which 2007 bonuses and performance awards were determined to eliminate the effect of certain unusual income or expense items. The adjustments are intended to:

- align award payments with the underlying growth of the core business
- avoid volatile, artificial inflation or deflation of awards due to the unusual items either in the award year or the previous (comparator) year
- eliminate certain counterproductive short-term incentives—for example, incentives to refrain from acquiring new technologies or to defer disposing of underutilized assets or settling legacy litigation in order to protect current bonus payments.

To assure the integrity of the adjustments, the committee establishes adjustment guidelines at the beginning of the year. These guidelines are consistent with the company guidelines for reporting adjusted earnings to the investment community, which are reviewed by the audit committee of the board. The adjustments apply equally to income and expense items and must exceed a materiality threshold. The committee reviews all adjustments and retains "downward discretion"—i.e., discretion to reduce compensation below the amounts that are yielded by the adjustment guidelines.

For the 2007 awards calculation, the committee adjusted EPS to eliminate the effect in 2007 of accounting charges for the acquisition of in-process research and development (IPR&D), and in both 2006 and 2007 of major product liability charges, major asset impairments, restructuring, and other special charges. In addition, to eliminate the distorting effect of the acquisition of ICOS Corporation (which was completed in January 2007) on year-over-year growth rates, the committee adjusted sales and EPS for both 2006 and 2007 on a pro forma basis as if the acquisition had been completed at the beginning of 2006.

The adjustments were intended to align award payments more closely to underlying business growth trends and eliminate volatile swings (up or down) caused by the unusual items. This is demonstrated by the 2006 and 2007 adjustments:



Percent Growth vs. Prior Year
40
35
30
25
20
15
10
5
0
Sales Growth
EPS Growth
2006 Reported
2006 Adjusted
2007 Reported
2007 Pro Forma Adjusted

Reconciliations of the adjustments to our reported sales and earnings per share are below. The shaded numbers were used for calculating growth percentages for the compensation programs.

	2007	2006	% Growth 2007 vs. 2006	2005	% Growth 2006 vs. 2005
Sales as reported ($ millions)	$18,633.5	$15,691.0	19%	$14,645.3	7%
pro forma ICOS adjustment	$72.7	$755.2		N/A	
Sales—pro forma adjusted	$18,706.2	$16,446.2	14%	N/A	N/A
EPS as reported	$2.71	$2.45	11%	$1.81	35%
Eliminate IPR&D charges for acquisitions and in-licensing transactions	$.63	—		—	
Eliminate asset impairments, restructuring and other special charges (including product liability charges)	$.21	$.73		$1.04	
Eliminate cumulative effect of change in accounting principle	—	—		$.02	
EPS—adjusted	$3.55	$3.18		$2.87	11%
pro forma ICOS adjustment	$(.01)	$(.15)		N/A	
EPS—pro forma adjusted	$3.54	$3.03	17%	N/A	N/A

Equity Incentive Grant Mechanics and Timing

The committee approves target grant values for equity incentives prior to the grant date. On the grant date, those values are converted to shares based on:

- the closing price of Lilly stock on the grant date
- the same valuation methodology the company uses to determine the accounting expense of the grants under Statement of Financial Accounting Standards (SFAS) 123R.

The committee's procedure for timing of equity grants assures that grant timing is not being manipulated for employee gain. The annual equity grant date for all eligible employees is in mid-February. This date is established by the committee well in advance—typically at the committee's October meeting. The mid-February grant date timing is driven by these considerations:

- It coincides with the company's calendar-year-based performance management cycle, allowing supervisors to deliver the equity awards close in time to performance appraisals, which increases the impact of the awards by strengthening the link between pay and performance.
- It follows the annual earnings release by approximately two weeks, so that the stock price at that time can reasonably be expected to fairly represent the market's collective view of our then-current results and prospects.

Grants to new hires and other off-cycle grants are effective on the first trading day of the following month.

Employee and Post-Employment Benefits

The company offers core employee benefits coverage in order to:

- provide our global workforce with a reasonable level of financial support in the event of illness or injury
- enhance productivity and job satisfaction through programs that focus on work/life balance.

The benefits available are the same for all U.S. employees and include medical and dental coverage, disability insurance, and life insurance.

In addition, the Lilly 401(k) Plan and the Lilly Retirement Plan provide a reasonable level of retirement income reflecting employees' careers with the company. U.S. employees are eligible to participate in these plans. To the extent that any employee's retirement benefit exceeds IRS limits for amounts that can be paid through a qualified plan, Lilly also offers a nonqualified retirement plan and a nonqualified savings plan. These plans provide only the difference between the calculated benefits and the IRS limits, and the formula is the same for all U.S. employees.

The cost of both employee and post-employment benefits is partially borne by the employee, including each executive officer.

Perquisites

The company does not provide significant perquisites to executive officers, except that the company aircraft is made available for the personal use of Mr. Taurel and Dr. Lechleiter, where the committee believes the security and efficiency benefits to the company clearly outweigh the expense. The company aircraft is also made available to other executive officers for travel to outside board meetings. In addition, depending on seat availability, family members of executive officers may travel on the company aircraft to accompany executives who are traveling on business. There is no incremental cost to the company for these trips.

Mr. Taurel's primary use of the corporate aircraft for personal flights in 2007 was to attend outside board meetings for the two public companies at which he serves as an independent director. The committee believes that Mr. Taurel's service on these boards, and his ability to conduct Lilly business while traveling to board meetings, provides clear benefits to the company. As described on pages 100–101, Mr. Taurel has entered into a time-share arrangement for the corporate aircraft under which he pays the company a lease fee for personal use, other than for attending outside board meetings. This amount offsets part of the company's incremental cost of providing the aircraft. Dr. Lechleiter did not use the corporate aircraft for personal flights during 2007.

Deferred Compensation Program

Executives may defer receipt of part or all of their cash compensation under the company's deferred compensation program. The program allows executives to save for retirement in a tax-effective way at minimal cost to the company. Under this unfunded program, amounts deferred by the executive are credited at an interest rate of 120 percent of the applicable federal long-term rate, as described in more detail following the Nonqualified Deferred Compensation in 2007 table on page 97.

Severance Benefits

Except in the case of a change in control of the company, the company is not obligated to pay severance to named executive officers upon termination of their employment.

The company has adopted a change-in-control severance pay program for nearly all employees of the company, including the executive officers. The program is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of the company. In addition, for executives, the program is intended to align executive and shareholder interests by enabling executives to consider corporate transactions that are in the best interests of the shareholders and other constituents of the company without undue concern over whether the transactions may jeopardize the executives' own employment. Because this program is guided by different objectives than the regular compensation program, decisions made under this program do not affect the regular compensation program.

Although there are some differences in benefit levels depending on the employee's job level and seniority, the basic elements of the program are comparable for all employees:

- *Double trigger.* Unlike "single trigger" plans that pay out immediately upon a change in control, the Lilly program generally requires a "double trigger"—a change in control followed by an involuntary loss of employment within two years thereafter. This is consistent with the purpose of the program, which is to provide employees with a guaranteed level of financial protection upon loss of employment. A partial exception is made for performance awards, a portion of which would be paid out upon a change in control, based on time worked up to the change in control and the target or forecasted payout level at the time of the change in control. The committee believes this partial payment is appropriate because of the difficulties in converting the Lilly EPS targets into an award based on the surviving company's EPS. Likewise, if Lilly is not the surviving entity, a portion of the shareholder value awards are paid out, based on time worked up to the change in control and the merger price for Lilly stock.
- *Covered terminations.* Employees are eligible for payments if, within two years of the change in control, their employment is terminated (i) without cause by the company or (ii) for good reason by the employee, each as is defined in the program. See pages 98–100 for a more detailed discussion, including a discussion of what constitutes a change in control.
- *Two-year protections.* Employees who suffer a covered termination receive up to two years of pay and benefit protection. The purpose of these provisions is to assure employees a reasonable period of protection of their income and core employee benefits upon which they depend for financial security.
  - —*Severance payment.* Eligible terminated employees would receive a severance payment ranging from six months' to two years' base salary. Executives are all eligible for two years' base salary plus cash bonus (with bonus established as the higher of the then-current year's target bonus or the last bonus paid prior to the change in control).
  - —*Benefit continuation.* Basic employee benefits such as health and life insurance would be continued for up to two years following termination of employment. All executives, including named executive officers, are entitled to two years' benefit continuation.
  - —*Pension supplement.* Under the portion of the program covering executives, a terminated employee would be entitled to a supplement of two years of age credit and two years of service credit for purposes of calculating eligibility and benefit levels under the company's defined benefit pension plan.
- *Accelerated vesting of equity awards.* Any unvested equity awards at the time of termination of employment would become vested.
- *Excise tax.* In some circumstances, the payments or other benefits received by the employee in connection with a change in control may exceed certain limits established under Section 280G of the Internal Revenue Code. The employee would then be subject to an excise tax on top of normal federal income tax. Because of the way the excise tax is calculated, it can impose a large burden on some employees while similarly compensated employees will not be subject to the tax. The costs of this excise tax—but not the regular income tax—would be borne by the company. To avoid triggering the excise tax, payments that would otherwise be due under the program that are up to 3 percent over the IRS limit will be cut back to the IRS limit.

Share Ownership and Retention Guidelines; Hedging Prohibition

Share ownership and retention guidelines help to foster a focus on long-term growth. The committee has adopted a guideline requiring the CEO to own Lilly stock valued at least five times his or her annual base salary, and other executive officers to own at least three times their annual base salary. A phase-in of up to five years is provided for newly hired or promoted executive officers. Lilly executives have a long history of maintaining extensive holdings in Lilly stock, and all executive officers already meet or exceed the guideline, or in the case of new executive officers, are on track to meet or exceed the guideline within the phase-in period. Currently Mr. Taurel and Dr. Lechleiter hold shares valued at 35 and 10 times their respective annual salaries.

Executive officers are required to retain all shares received from the company equity programs, net of acquisition costs and taxes, for at least one year. In addition, any executive officer who does not meet the stock ownership guideline must retain all net shares until the requisite ownership level is achieved.

Employees are not permitted to hedge their economic exposures to the Lilly stock that they own through short sales or derivative transactions.

Tax Deductibility Cap on Executive Compensation

U.S. federal income tax law prohibits the company from taking a tax deduction for certain compensation paid in excess of $1,000,000 to certain executive officers. However, performance-based compensation is fully deductible if the programs are approved by shareholders and meet other requirements. Our policy is to qualify our incentive compensation programs for full corporate deductibility to the extent feasible and consistent with our overall compensation objectives.

We have taken steps to qualify cash bonus compensation, performance awards, and SVAs for full deductibility as "performance-based compensation." The committee may make payments that are not fully deductible if, in its judgment, such payments are necessary to achieve the company's compensation objectives and to protect shareholder interests. For 2007, the non-deductible compensation under this law was essentially equal to the portion of Mr. Taurel's and Dr. Lechleiter's base salary that exceeded $1,000,000 as shown in the Summary Compensation Table.

Executive Compensation Recovery Policy

Any incentive awards, including SVAs, are subject to forfeiture prior to payment for termination of employment or disciplinary reasons. In addition, the committee has adopted an executive compensation recovery policy applicable to executive officers. Under this policy, the company may recover incentive compensation (cash or equity) that was based on achievement of financial results that were subsequently the subject of a restatement if an executive officer engaged in intentional misconduct that caused or partially caused the need for the restatement and the effect of the wrongdoing was to increase the amount of bonus or incentive compensation. This policy covers income related to cash bonuses and performance awards. SVAs are not covered due to the difficulty in attributing stock price movements to specific causes.

2008 Compensation Decisions—CEO Transition

Mr. Taurel will retire as CEO effective March 31, 2008 and as chairman of the board effective December 31, 2008. Dr. Lechleiter has been elected CEO effective April 1, 2008. The committee has approved revised cash compensation for Mr. Taurel and Dr. Lechleiter in their new roles.

- *Mr. Taurel.* As chairman, Mr. Taurel will remain an employee of the company until his retirement on December 31, 2008. Effective April 1, 2008, his base salary will be reduced by half. Under the terms of the Eli Lilly and Company Bonus Plan, his non-equity incentive award opportunity is calculated as a percentage of base salary earnings, and therefore his incentive award for the period of April through December 2008 will also be reduced by half. Thus, effective April 1, 2008, Mr. Taurel will receive the following annualized base salary and target non-equity incentive plan compensation (both figures are shown as if they were paid for a full year, but will actually be paid for only the nine months from April through December 2008):
  —Annualized base salary—$864,250
  —Annualized target non-equity incentive plan compensation—$1,209,950*
- *Dr. Lechleiter.* Effective April 1, 2008, Dr. Lechleiter will receive the following annualized base salary and target non-equity incentive plan compensation (both figures are shown as if they were paid for a full year, but will actually be paid for only the nine months from April through December 2008):
  —Annualized base salary—$1,400,000
  —Annualized target non-equity incentive plan compensation—$1,960,000*
  * These amounts represent the target bonus under the Eli Lilly and Company Bonus Plan, assuming the annualized base salary was paid for the entire calendar year. Actual bonuses paid for a given calendar year will be calculated on actual base salary earnings for the year, and may vary from target depending on company performance in 2008. See pages 84–85 for a description of the Bonus Plan.

Compensation Committee Report

The compensation committee ("we" or "the committee") evaluates and establishes compensation for executive officers and oversees the deferred compensation plan, the company's management stock plans, and other management incentive, benefit, and perquisite programs. Management has the primary responsibility for the company's financial statements and reporting process, including the disclosure of executive compensation. With this in mind, we have reviewed and discussed with management the Compensation Discussion and Analysis found on pages 81–90 of this proxy statement. The committee is satisfied that the Compensation Discussion and Analysis fairly and completely represents the philosophy, intent, and actions of the committee with regard to executive compensation. We recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement for filing with the Securities and Exchange Commission.

Compensation Committee
Karen N. Horn, Ph.D., Chair
George M.C. Fisher
J. Erik Fyrwald
Ellen R. Marram

Summary Compensation Table[1]

Name and Principal Position	Year	Salary ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value[4] ($)	All Other Compensation[5] ($)	Total Compensation ($)
Sidney Taurel Chairman of the Board and Chief Executive Officer	2007 2006	$1,717,417 $1,650,333	$6,443,000 $5,400,000	$600,000 $3,805,333	$4,035,929 $2,764,308	0 $1,417,434	$215,044 $192,409	$13,011,390 $15,229,817
John C. Lechleiter, Ph.D. President and Chief Operating Officer	2007 2006	$1,149,083 $1,112,000	$4,641,000 $3,510,000	$390,000 $3,967,976	$2,160,277 $1,490,080	$921,394 $1,156,247	$70,761 $68,790	$9,332,515 $11,305,093
Steven M. Paul, M.D. Executive Vice President, Science and Technology	2007 2006	$960,333 $916,167	$2,852,671 $1,864,460	$200,000 $1,240,000	$1,534,613 $1,043,514	$396,687 $607,463	$13,500 $55,789	$5,957,804 $5,727,393
Robert A. Armitage Senior Vice President and General Counsel	2007 2006	$741,667 $701,657	$1,995,000 $1,394,053	$716,400 $1,339,911	$1,045,750 $705,165	$232,697 $231,862	$45,551 $42,691	$4,777,065 $4,415,339
Derica W. Rice Senior Vice President and Chief Financial Officer	2007 2006	$747,583 $615,000	$1,995,000 $675,000	$473,675 $590,928	$1,054,093 $580,466	$194,469 $168,627	$78,787 $37,722	$4,543,607 $2,667,743

[1] No bonus was paid to a named executive officer except as part of a non-equity incentive plan.
[2] No stock options were granted in 2007. A discussion of the assumptions used in calculating these values may be found in Note 7 to our 2007 audited financial statements on pages 43–44 of our annual report.
[3] Payment for 2007 performance made in March 2008 under the Eli Lilly and Company Bonus Plan.
[4] The amounts in this column are the change in pension value for each individual. No named executive officer received preferential or above-market earnings on deferred compensation.
[5] The table below shows the components of this column for 2007, which include the company match for each individual's savings plan contributions, tax reimbursements, and perquisites.

Name	Year	Savings Plan Match	Tax Reimbursements	Perquisites	Other	Total "All Other Compensation"
Mr. Taurel	2007 2006	$103,045 $99,020	$2,731[1] $1,382[1]	$109,268[4] $92,007[4]	0 0	$215,044 $192,409
Dr. Lechleiter	2007 2006	$68,945 $66,720	$1,816[2] $2,070[2]	0 0	0 0	$70,761 $68,790
Dr. Paul	2007 2006	$13,500 $54,970	0 $819[2]	0 0	0 0	$13,500 $55,789
Mr. Armitage	2007 2006	$44,500 $42,099	$1,051[2] $592[2]	0 0	0 0	$45,551 $42,691
Mr. Rice	2007 2006	$44,855 $36,900	$15,030[2,3] $822[2]	0 0	$18,902[5] 0	$78,787 $37,722

[1] Tax reimbursements on income imputed to Mr. Taurel for his use of the corporate aircraft to attend outside board meetings and for travel by his wife on the corporate aircraft to attend certain company functions involving spouse participation.

[2]Tax reimbursements for travel by the executives' spouses on the corporate aircraft to attend certain company functions involving spouse participation.

[3]For Mr. Rice, this amount includes $13,051 in tax reimbursements for the payment described in footnote 5 below.

[4]These amounts include the incremental cost to the company of use of the corporate aircraft to attend outside board meetings and one personal trip in 2007, offset by Mr. Taurel's reimbursement under the time-share agreement. The incremental cost of Mr. Taurel's use of the corporate aircraft was $107,105 in 2007 and $91,069 in 2006. The amounts in this column also include Mrs. Taurel's expenses to attend board functions that included spouse participation. In addition, Mr. Taurel's family members have occasionally accompanied him on business trips, at no incremental cost to the company. We calculate the incremental cost to the company of any personal use of the corporate aircraft based on the cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar and parking costs, and smaller variable costs, offset by any time-share lease payments by the executive. Since the company-owned aircraft are used primarily for business travel, we do not include the fixed costs that do not change based on usage, such as pilots' salaries, the purchase costs of the company-owned aircraft and the cost of maintenance not related to trips.

[5]Reimbursement for an over-withholding of taxes by the company in a prior year when Mr. Rice was on an overseas assignment.

We have no employment agreements with our named executive officers. See, however, the description of additional years of service that may be credited to certain named executive officers upon retirement (pages 96–97).

The compensation plans under which the grants in the following table were made are generally described in the Compensation Discussion and Analysis, beginning on page 81, and include the Eli Lilly and Company Bonus Plan, a non-equity incentive plan, and the 2002 Lilly Stock Plan, which provides for performance awards, shareholder value awards, stock options, restricted stock grants, and stock units.

Grants of Plan-Based Awards During 2007

Name	Grant Date	Compensation Committee Action Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible and Future Payouts Under Equity Incentive Plan Awards[2]			All Other Option Awards: Number of Securities Underlying Options[3]	Grant Date Fair Value of Equity Awards
			Threshold ($)	Target ($)	Maximum ($)	Threshold (# shares)	Target (# shares)	Maximum (# shares)		
Mr. Taurel	—	—	0	$2,146,771	$4,293,542					
	2/9/2007[4]	12/18/2006				0	56,426	100,000		$3,060,000
	2/9/2007[5]	12/18/2006				0	68,426	95,796		$3,060,000
									0	
Dr. Lechleiter	—	—	0	$1,149,083	$2,298,166					
	2/9/2007[4]	12/18/2006				0	36,677	73,354		$1,989,000
	2/9/2007[5]	12/18/2006				0	44,477	62,268		$1,989,000
									0	
Dr. Paul	—	—	0	$816,283	$1,632,566					
	2/9/2007[4]	12/18/2006				0	22,128	44,256		$1,200,000
	2/9/2007[5]	12/18/2006				0	26,834	37,568		$1,200,000
									0	
Mr. Armitage	—	—	0	$556,250	$1,112,500					
	2/9/2007[4]	12/18/2006				0	15,766	31,532		$855,000
	2/9/2007[5]	12/18/2006				0	19,119	26,767		$855,000
									0	
Mr. Rice	—	—	0	$560,688	$1,121,376					
	2/9/2007[4]	12/18/2006				0	15,766	31,532		$855,000
	2/9/2007[5]	12/18/2006				0	19,119	26,767		$855,000
									0	

[1]These columns show the range of payouts targeted for 2007 performance under the Eli Lilly and Company Bonus Plan as described in the section titled "Cash Incentive Bonuses" in the Compensation Discussion and Analysis. The 2008 bonus payment for 2007 performance has been made based on the metrics described, at 188 percent of target, and is shown in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation."

[2]These columns show the range of payouts targeted for 2007 performance under the 2002 Lilly Stock Plan as described in the sections titled "Equity Incentives—Performance Awards" and "Equity Incentives—Shareholder

Value Awards" in the Compensation Discussion and Analysis.

[3] No stock options were granted to named executive officers in 2007.

[4] These rows show performance award grants. The dollar amount recognized by the company for these performance awards is shown in the Summary Compensation Table in the column titled "Stock Awards" and their valuation assumptions are referenced in footnote 2 to that table. The 2007 performance award payout was made in January 2008 and is shown in more detail below.

[5] These rows show shareholder value award grants. The payout for the 2007 shareholder value award will be determined in January 2010.

Our performance awards granted in 2007 paid out in January 2008, and the named executive officers received the following shares:

Name	Performance Awards	Value on December 31, 2007
Mr. Taurel	100,000	$5,339,000
Dr. Lechleiter	73,354	$3,916,370
Dr. Paul	44,256	$2,362,828
Mr. Armitage	31,532	$1,683,493
Mr. Rice	31,532	$1,683,493

For 2007 performance, payouts were 200 percent of target. In order to receive a performance award payout, a participant must have remained employed with the company through December 31, 2007 (except in the case of death, disability, or retirement). In addition, an executive who was an executive officer at the time of grant and at the time of payout received payment in shares of restricted stock. Non-preferential dividends are paid during the one-year restriction period. Each executive was awarded the shares identified above, and the shares will remain restricted (and subject to forfeiture if the executive resigns) until the earlier of February 2009 or the executive's retirement. Mr. Taurel's shares will vest upon his retirement from the company on December 31, 2008.

Our shareholder value awards granted in 2007 will pay out at the end of the three-year performance period according to the grid as shown on page 87 of the Compensation Discussion and Analysis. At the end of 2007, the award was on track to pay out at 40 percent of target.

Outstanding Equity Awards at December 31, 2007

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#)[1] Exercisable	Number of Securities Underlying Unexercised Options (#)[1] Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of StockThat Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mr. Taurel							68,426[3]	$3,653,264
					100,000[4]	$5,339,000		
					96,120[5]	$5,131,846		
		216,867	$56.18	2/09/2016				
		255,621	55.65	2/10/2015				
	400,000		73.11	2/14/2014				
	350,000		57.85	2/15/2013				
	350,000[6]		75.92	2/17/2012				
	175,000		79.28	10/04/2011				
	350,000		88.41	12/17/2010				
	350,000		66.38	10/16/2009				
	240,000		74.28	10/17/2008				
	50,000		61.22	5/30/2008				
Dr. Lechleiter							44,477[3]	$2,374,627
					73,354[4]	$3,916,370		
					62,478[5]	$3,335,700		
		140,964	$56.18	2/09/2016				
		127,811	55.65	2/10/2015				
	200,000		73.11	2/14/2014				
	120,000		57.85	2/15/2013				
	120,000[7]		75.92	2/17/2012				
	60,000		79.28	10/04/2011				
	10,000		88.41	12/17/2010				
	100,000		88.41	12/17/2010				
	80,000		66.38	10/16/2009				
	50,000		74.28	10/17/2008				
Dr. Paul							26,834[3]	$1,432,667
					44,256[4]	$2,362,828		
					5,000[8]	$266,950		
					32,040[5]	$1,710,616		
		72,289	$56.18	2/09/2016				
		85,207	55.65	2/10/2015				
	120,000		73.11	2/14/2014				
	50,000		57.85	2/15/2013				
	46,000		75.92	2/17/2012				
	23,000		79.28	10/04/2011				
	75,900		73.98	2/18/2011				
	25,000[9]		88.41	12/17/2010				
		50,000[9]	88.41	12/17/2010				
		25,000[9]	88.41	12/17/2010				
	46,000		66.38	10/16/2009				
	25,000		74.28	10/17/2008				
Mr. Armitage							19,119[3]	$1,020,763
					31,532[4]	$1,683,493		
					24,030[5]	$1,282,962		
		54,217	$56.18	2/09/2016				
		53,254	55.65	2/10/2015				
	80,000		73.11	2/14/2014				
	80,000		57.85	2/15/2013				
	23,800		75.92	2/17/2012				
	7,000		79.28	10/04/2011				
	23,100		73.98	2/18/2011				
	14,000		66.38	10/16/2009				
Mr. Rice							19,119[3]	$1,020,763
					31,532[4]	$1,683,493		
		30,000	$52.54	4/29/2016				
		27,108	56.18	2/09/2016				
		23,077	55.65	2/10/2015				
	25,000		73.11	2/14/2014				
	11,200		57.85	2/15/2013				
	10,000		75.92	2/17/2012				
	5,000		79.28	10/04/2011				
	12,000		73.98	2/18/2011				
	10,000		66.38	10/16/2009				
	5,700		74.28	10/17/2008				

[1]The vesting date of each option is listed in the table below by expiration date:

Expiration Date	Vesting Date
04/29/2016	05/01/2009
02/09/2016	02/10/2009
02/10/2015	02/11/2008
02/14/2014	02/19/2007
02/15/2013	02/17/2006
02/17/2012	02/18/2005

Expiration Date	Vesting Date
10/04/2011	10/03/2003
02/18/2011	02/20/2004
12/17/2010	12/18/2003
10/16/2009	10/18/2002
10/17/2008	10/19/2001
05/30/2008	06/04/2001

[2]These two columns show performance award shares paid in restricted shares with a holding period of one year. The restricted stock shares pay dividends during the restriction period, but the dividends are not preferential.
[3]Shares granted under the company's Shareholder Value Award plan that will vest December 31, 2009. The number of shares reported in the table reflects the target payout amount, which will be made if the average stock price in November and December 2009 is between $63.00 and $66.99. Actual payouts may vary from zero to 140 percent of target. Had the performance period ended at year end, the payout would have been 40 percent of target.
[4]Shares paid out in January 2008 for 2007 performance. These shares vest in February 2009.
[5]Shares paid out in January 2007 for 2006 performance. These shares vested in February 2008.
[6]Mr. Taurel transferred 348,683 shares of this option to a trust for the benefit of his children, and these shares vested on April 30, 2002. 149,172 shares of this option are held in trust for the benefit of Mr. Taurel's children, and the remainder have been transferred back to Mr. Taurel.
[7]Dr. Lechleiter transferred 118,683 shares of this option to a trust for the benefit of his children, and these shares vested on April 30, 2002. 50,734 shares of this option are held in trust for the benefit of Dr. Lechleiter's children, and the remainder have been transferred back to Dr. Lechleiter.
[8]These shares will vest December 20, 2010.
[9]These options were granted outside of the normal annual cycle and vest in three installments, as follows: 25 percent on December 19, 2005; 25 percent on December 18, 2008; and 50 percent on November 2, 2009.

Options Exercised and Stock Vested in 2007

	Option Awards		Stock Awards[2]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Taurel	0	0	64,690	$3,501,023
Dr. Lechleiter	0	0	32,345	$1,750,511
Dr. Paul	100,000	$480,020	24,564	$1,342,904
Mr. Armitage	0	0	13,478	$729,429
Mr. Rice	0	0	0	0

[1]Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.
[2]Amounts reflect the market value of the stock on the day the stock vested. These shares represent performance awards issued in January 2006 for company performance in 2005, which were subject to forfeiture for one year following issuance. For Dr. Paul, these columns include 3,000 shares of restricted stock, which vested on June 1, 2007.

Retirement Benefits

We maintain two programs to provide retirement income to all eligible U.S. employees, including executive officers:

- The Lilly Employee 401(k) Plan, a defined contribution plan qualified under sections 401(a) and 401(k) of the Internal Revenue Code. Eligible employees may elect to contribute a portion of their salary to the plan, and the company provides matching contributions on the employees' contributions up to 6 percent of base salary. The matching contributions are in the form of Lilly stock. The employee contributions, company contributions, and earnings thereon are paid out in accordance with elections made by the participant. See the Summary Compensation Table on page 91 for information about company contributions to the named executive officers.

- The Lilly Retirement Plan (the retirement plan), a tax-qualified defined benefit plan that provides monthly retirement benefits to eligible employees. See the Summary Compensation Table on page 91 for additional information about the value of these pension benefits.

Section 415 of the Internal Revenue Code generally places a limit on the amount of annual pension that can be paid from a tax-qualified plan ($180,000 in 2007) as well as on the amount of annual earnings that can be used to calculate a pension benefit ($225,000). However, since 1975 the company has maintained a non-tax-qualified retirement plan that pays eligible employees the difference between the amount payable under the tax-qualified plan and the amount they would have received without the qualified plan's limit. The nonqualified retirement plan is unfunded and subject to forfeiture in the event of bankruptcy.

The following table shows benefits that named executive officers are entitled to under the retirement plan.

Pension Benefits in 2007

Name	Plan	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal year ($)
Mr. Taurel[2]	tax-qualified plan nonqualified plan total	35 35	$1,169,470 $29,237,439 $30,406,909	0
Dr. Lechleiter[3]	tax-qualified plan nonqualified plan total	28 28	$733,909 $6,563,736 $7,297,645	0
Dr. Paul[4]	tax-qualified plan nonqualified plan total	15 15[5]	$252,137 $3,037,525 $3,289,662	0
Mr. Armitage	tax-qualified plan nonqualified plan total	9 9[6]	$184,031 $795,456 $979,487	0
Mr. Rice	tax-qualified plan nonqualified plan total	18 18	$231,424 $571,961 $803,385	0

[1] The calculation of present value of accumulated benefit assumes a discount rate of 6.75 percent, mortality RP 2000CH (post-retirement decrement only), and joint and survivor benefit of 25 percent.

[2] Mr. Taurel is currently eligible for full retirement benefits.

[3] Dr. Lechleiter is currently eligible for early retirement. He qualifies for approximately 11 percent less than his full retirement benefit. Early retirement benefits are further described below.

[4] Dr. Paul is currently eligible for early retirement because he is over 55 years old and has more than 10 years of service. He qualifies for approximately 27 percent less than his full retirement benefit. Early retirement benefits are further described below.

[5] Dr. Paul will be eligible for an additional 10 years of service, if he is employed by the company past age 60. This potential additional service credit increased the present value of his nonqualified pension benefit shown above by $1,174,879.

[6] Mr. Armitage will be credited with approximately one year of service when he reaches age 60, making him eligible to receive a reduced retirement benefit under the company's retirement program. Since this arrangement only applies toward his eligibility for a benefit, it does not change the present value of his nonqualified pension benefit.

The retirement plan benefits shown in the table are net present values. The benefits are not payable as a lump sum; they are generally paid as a monthly annuity for the life of the retiree. The annual benefit under the plan is calculated using the average of the annual earnings for the highest five out of the last 10 years of service (average annual earnings). Annual earnings covered by the retirement plan consist of salary and bonus (amounts disclosed in the company's proxy statements for the relevant years) calculated for the amount of bonus paid (rather than credited) and for the year in which earnings are paid (rather than earned or credited). In addition, for years prior to 2003, the calculation includes performance award payouts. The amount of the benefit also depends on the retiree's age and years of service at the time of retirement. Benefit calculations are based on "points," with an employee's points equaling the sum of his or her age plus years of service. Employees who retire (i) at age 65 with at least five years of service, (ii) at age 62 with at least 80 points, or (iii) with 90 or more points receive an unreduced benefit. Employees may elect early retirement with reduced benefits under either of the following two options:

- Employees with between 80 and 90 points may retire with a benefit that is reduced by three percent for each year that the employee has left to reach 90 points or age 62.

- Employees who have less than 80 points, but who have reached age 55 and have at least 10 years of service, may retire with a benefit that is reduced as described above and is further reduced by six percent for each year that the employee has left to reach 80 points or age 65.

All U.S. retirees are entitled to medical insurance under the company's plans. Retirees with spouses or unmarried dependents may elect that, upon the retiree's death, the plan will pay survivor annuity benefits at either 25 or 50 percent of the retiree's annuity benefit. Election of the higher survivor benefit will result in a lower annuity payment during the retiree's life.

Dr. Paul joined the company in 1993. Dr. Paul will receive 10 years of additional service credit if he remains employed by the company past age 60, or is involuntarily terminated before he turns 60. When Mr. Armitage joined the company in 1999, the company agreed to provide him with a retirement benefit based on his actual years of service and earnings at age 60. When Mr. Armitage reaches age 60 with 9.75 years of service, he will be treated as though he has, for eligibility purposes only, 20 years of service. The additional service credits will make him eligible to begin reduced benefits nine months earlier, but will not change the timing or amount of his unreduced benefits (shown in the Pension Benefits in 2007 table on page 96). A grant of additional years of service credit to any employee must be approved by the compensation committee of the board of directors.

Nonqualified Deferred Compensation in 2007

Name	Plan	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)[3]
Mr. Taurel	nonqualified savings	$89,545	$89,545	$149,079		$2,924,791
	deferred compensation	—	—	$464,186		$8,551,063
	total	$89,545	$89,545	$613,265	0	$11,475,854
Dr. Lechleiter	nonqualified savings	$55,445	$55,445	$42,801		$866,467
	deferred compensation	$372,520	—	$154,615		$2,917,168
	total	$427,965	$55,445	$197,416	0	$3,783,635
Dr. Paul	nonqualified savings	—	—	$38,821		$689,318
	deferred compensation	—	—	—		—
	total	0	0	$38,821	0	$689,318
Mr. Armitage	nonqualified savings	$31,000	$31,000	$18,646		$370,254
	deferred compensation	$690,703	—	$123,219		$2,397,663
	total	$721,703	$31,000	$141,865	0	$2,767,917
Mr. Rice	nonqualified savings	$31,355	$31,355	$7,670		$185,495
	deferred compensation	—	—	—		—
	total	$31,355	$31,355	$7,670	0	$185,495

[1]The amounts in this column are also included in the Summary Compensation Table on page 91, in the "Salary" column (nonqualified savings) or the "Non-Equity Incentive Plan Compensation" column (deferred compensation).
[2]The amounts in this column are also included in the Summary Compensation Table on page 91, in the "All Other Compensation" column as a portion of the savings plan match.
[3]Of the totals in this column, the following amounts have previously been reported in the Summary Compensation Table for this year and for previous years:

Name	2007 ($)	Previous Years ($)	Total ($)
Mr. Taurel	$179,090	$3,341,875	$3,520,965
Dr. Lechleiter	$483,410	$2,182,887	$2,666,297
Dr. Paul	0	$218,711	$218,711
Mr. Armitage	$752,703	$1,867,372	$2,620,075
Mr. Rice	$62,710	$47,400	$110,110

The Nonqualified Deferred Compensation in 2007 table above shows information about two company programs: a nonqualified savings plan and a deferred compensation plan. The nonqualified savings plan is designed to allow each executive to contribute up to 6 percent of his or her base salary, and receive a company match, beyond the contribution limits prescribed by the IRS with regard to 401(k) plans. This plan is administered in the same manner as the company 401(k) Plan, with the same participation and investment elections, and all employees are eligible to participate. Executive officers and other executives may also defer receipt of all or part of their cash compensation under the company's deferred compensation plan. Amounts deferred by executives under this program are credited with interest at 120 percent of the applicable federal long-term rate as established for the preceding December by the U.S. Treasury Department under Section 1274(d) of the Internal Revenue Code with monthly compounding, which was 5.7 percent for 2007 and is 5.5 percent for 2008. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, but may not make withdrawals during their employment, except in the event of hardship as approved by the compensation committee. All deferral elections and associated distribution schedules are irrevocable. Both plans are unfunded and subject to forfeiture in the event of bankruptcy.

Potential Payments Upon Termination or Change in Control

The following table describes the potential payments and benefits under the company's compensation and benefit plans and arrangements to which the named executive officers would be entitled upon termination of employment. Except for (i) certain terminations following a change in control of the company, as described below, and (ii) certain pension arrangements as shown below and described under "Retirement Benefits" above, there are no agreements, arrangements, or plans that entitle named executive officers to severance, perquisites, or other enhanced benefits upon termination of their employment. Any agreement to provide such payments or benefits to a terminating executive officer (other than following a change in control) would be at the discretion of the compensation committee.

Potential Payments Upon Termination of Employment

	Cash Severance Payment	Incremental Pension Benefit (present value)	Continuation of Medical / Welfare Benefits (present value)	Acceleration and Continuation of Equity Awards (unamortized expense as of 12/31/07)	Excise Tax Gross-Up	Total Termination Benefits
Mr. Taurel						
• Voluntary retirement	0	0	0	0	0	0
• Involuntary termination	0	0	0	0	0	0
• Involuntary or good reason termination after change in control (CIC)	$11,580,950	0[1]	$24,000[2]	$487,102	0	$12,092,052
Dr. Lechleiter						
• Voluntary retirement	0	0	0	0	0	0
• Involuntary termination	0	0	0	0	0	0
• Involuntary or good reason termination after CIC	$6,661,440	$1,347,065	$24,000	$316,617	$3,301,506	$11,650,628
Dr. Paul						
• Voluntary retirement	0	0	0	0	0	0
• Involuntary termination	0	$3,141,258[3]	$89,577[3]	0	0	$3,230,835
• Involuntary or good reason termination after CIC	$5,029,728	$4,108,206[3]	$113,577[3]	$457,972	$3,888,845	$13,598,328
Mr. Armitage						
• Voluntary termination	0	0	0	0	0	0
• Involuntary termination	0	0	0	0	0	0
• Involuntary or good reason termination after CIC	$3,603,432	$720,138	$242,082	$3,102,557	$2,171,275	$9,839,484
Mr. Rice						
• Voluntary termination	0	0	0	0	0	0
• Involuntary termination	0	0	0	0	0	0
• Involuntary or good reason termination after CIC	$3,637,654	$104,298	$24,000	$1,845,095	$1,697,147	$7,308,194

[1]See "Change-in-Control Severance Pay Program—Incremental pension benefit" on page 100.

[2]See "Accrued Pay and Regular Retirement Benefits" and "Change-in-Control Severance Pay Program—Continuation of medical and welfare benefits" on pages 99–100.

[3]These amounts reflect an additional 10 years of service credit that would be credited to Dr. Paul upon an involuntary termination, other than for cause, should it occur before he reaches age 60 (see pages 96–97 for more information about Dr. Paul's retirement benefits).

Accrued Pay and Regular Retirement Benefits. The amounts shown in the previous table do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include:

- Accrued salary and vacation pay.
- Regular pension benefits under the Lilly Retirement Plan and the nonqualified retirement plan. See "Retirement Benefits" on pages 95–97. The amounts shown in the table above as "Incremental Pension Benefit" are explained below.
- Welfare benefits provided to all U.S. retirees, including retiree medical and dental insurance. The amounts shown in the table above as "Continuation of Medical / Welfare Benefits" are explained below.
- Distributions of plan balances under the Lilly 401(k) Plan and the nonqualified savings plan. See the narrative following the Nonqualified Deferred Compensation in 2007 table on pages 97–98 for information about the 401(k) plan, the deferred compensation plan, and the nonqualified savings plan.
- The value of accelerated vesting of certain unvested equity grants upon retirement. Under the company's stock plans, employees who terminate employment while retirement-eligible receive accelerated vesting of unvested stock options (except for options granted in the 12 months before retirement, which are forfeited), outstanding performance awards and shareholder value awards (which are paid on a reduced basis for time worked during the award period), and restricted stock awarded in payment of previous performance awards.
- The value of option continuation upon retirement. When an employee terminates prior to retirement, his or her stock options are terminated 30 days thereafter. However, when a retirement-eligible employee terminates, his or her options remain in force until the earlier of five years after retirement or the option's normal expiration date.

Deferred Compensation. The amounts shown in the table do not include distributions of plan balances under the Lilly deferred compensation plan. Those amounts are shown in the Nonqualified Deferred Compensation in 2007 table on page 97.

Death and Disability. A termination of employment due to death or disability does not entitle the named executive officers to any payments or benefits that are not available to salaried employees generally.

Change-in-Control Severance Pay Program. As described in the Compensation Discussion and Analysis under "Severance Benefits" on page 89, the company maintains a change-in-control severance pay program for nearly all employees, including the named executive officers (the "CIC Program"). The CIC Program defines a change in control very specifically, but generally the term includes the occurrence of, or entry into an agreement to do one of the following: (a) acquisition of 15 percent or more of the company's stock; (b) replacement by the shareholders of one third or more of the board of directors; (c) consummation of a merger, share exchange, or consolidation of the company; or (d) liquidation of the company or sale or disposition of all or substantially all of its assets. The amounts shown in the table for "involuntary or good reason termination" following a change in control are based on the following assumptions and plan provisions:

- *Covered terminations.* The table assumes a termination of employment that is eligible for severance under the terms of the current plan, based on the named executive's compensation, benefits, age, and service credit at December 31, 2007. Eligible terminations include an involuntary termination for reasons other than cause, or a voluntary termination by the executive for good reason, within two years following the change in control.
  - —A termination of an executive officer by the company is for cause if it is for any of the following reasons: (i) the employee's willful and continued refusal to perform, without legal cause, his or her material duties, resulting in demonstrable economic harm to the company; (ii) any act of fraud, dishonesty, or gross misconduct resulting in significant economic harm or other significant harm to the business reputation of the company; or (iii) conviction of or the entering of a plea of guilty or nolo contendere to a felony.
  - —A termination by the executive officer is for good reason if it results from (i) a material diminution in the nature or status of the executive's position, title, reporting relationship, duties, responsibilities or authority, or the assignment to him or her of additional responsibilities that materially increase his or her workload; (ii) any reduction in the executive's then-current base salary; (iii) a material reduction in the executive's opportunities to earn incentive bonuses below those in effect for the year prior to the change in control; (iv) a material reduction in the executive's employee benefits from the benefit levels in effect immediately prior to the change in control; (v) the failure to grant to the executive stock options, stock units, performance shares, or similar incentive rights during each twelve (12) month period following the change in control on the basis of a number of shares or units and all other material terms at least as favorable to the executive as those rights granted to him or her on an annualized average basis for the three (3) year period immediately prior to

the change in control; or (vi) relocation of the executive by more than fifty (50) miles.

- *Cash severance payment.* Represents the CIC Program benefit of two times the 2007 annual base salary plus two times cash bonus for 2007 under the Eli Lilly and Company Bonus Plan.
- *Incremental pension benefit.* Represents the present value of an incremental nonqualified pension benefit of two years of age credit and two years of service credit that is provided under the CIC Program. The following standard actuarial assumptions were used to calculate each individual's incremental pension benefit:

Discount rate:	6.75 percent
Mortality (post-retirement only):	RP 2000CH
Joint & survivor benefit:	25% of pension

  Because Mr. Taurel already qualifies for a full pension benefit, the additional age credit and service credit do not increase his benefit. For Dr. Paul, the amounts in the table above reflect the 10 years of additional service credit described on pages 96–97.
- *Continuation of medical and welfare benefits.* Represents the present value of the CIC Plan's guarantee for two years following a covered termination of continued coverage equivalent to the company's current active employee medical, dental, life, and long-term disability insurance. For two of the three retirement-eligible employees, Mr. Taurel and Dr. Lechleiter, there is limited incremental benefit under the CIC Plan because they would be entitled to equivalent medical and dental coverage in the ordinary course as retirees regardless of the reason for termination. For Dr. Paul, the amounts in the table reflect the 10 years of additional service credit described on pages 96–97. The same actuarial assumptions were used to calculate continuation of medical and welfare benefits as were used to calculate incremental pension benefits, with the addition of an assumed COBRA rate of $12,000 per year.
- *Acceleration and continuation of equity awards.* Under the CIC Plan, upon a covered termination, any unvested stock options, restricted stock, or other equity awards would vest, and options would be exercisable for up to three years following termination. Payment of the Shareholder Value Award is accelerated in the case of a change in control in which Lilly is not the surviving entity. For the three retirement-eligible employees, Mr. Taurel and Drs. Lechleiter and Paul, the only other equity award receiving accelerated vesting and term extension because of the CIC Plan would be 5,000 shares of restricted stock held by Dr. Paul; all other unvested equity awards (with the exception of the SVA) automatically vest upon retirement regardless of reason. The amounts in this column represent the previously unamortized expense that would be recognized in connection with the acceleration of unvested equity grants. In addition, the two named executive officers who are not retirement-eligible, Messrs. Armitage and Rice, would receive the benefit under the CIC Plan of continuation of their outstanding stock options for up to three years following termination of employment. There would be no incremental expense to the company for this continuation because the option would already have been fully expensed.
- *Excise tax gross-up.* Upon a change in control, employees may be subject to certain excise taxes under Section 280G of the Internal Revenue Code. The company has agreed to reimburse the affected employees for those excise taxes as well as any income and excise taxes payable by the executive as a result of the reimbursement. The amounts in the table are based on a 280G excise tax rate of 20 percent and a 40 percent federal, state, and local income tax rate.

Payments Upon Change in Control Alone. The CIC Program is a "double trigger" program, meaning payments are made only if the employee suffers a covered termination of employment within two years following the change in control. Employees do not receive payments upon a change in control alone, except that upon consummation of a change in control a partial payment of outstanding performance awards would be made, reduced to reflect only the portion of the year worked prior to the change in control. For example, if a change in control occurred on June 30, the employee would receive one-half of the value of the performance award, calculated based on the company's then-current financial forecast for the year. Likewise, in the case of a change in control in which Lilly is not the surviving entity, the SVA will pay out based on the change-in-control stock price and prorated for the portion of the three-year performance period elapsed.

Related-Person Transaction

As noted above, under board policy, for security reasons the company aircraft is made available to Mr. Taurel for all travel. The company has entered into a time-share arrangement with Mr. Taurel in connection with his personal use of company aircraft. Under the time-share agreement, Mr. Taurel leases the company aircraft, including crew and flight services, for personal flights. He pays a time-share fee based on the company's cost of the flight but capped at the greater of (i) an amount equivalent to first-class airfare for the relevant flight (if commercially available) and (ii) the Standard Industry Fare Levels as established by the Internal Revenue Service for purposes of determining taxable fringe benefits.

Ownership of Company Stock

Common Stock Ownership by Directors and Executive Officers

The following table sets forth the number of shares of company common stock beneficially owned by the directors, the named executive officers, and all directors and executive officers as a group, as of February 4, 2008.

The table shows shares held by named executives in the Lilly Employee 401(k) Plan, shares credited to the accounts of outside directors in the Lilly Directors' Deferral Plan, and total shares beneficially owned by each individual, including the shares in the respective plans. In addition, the table shows shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 4, 2008.

Name	401(k) Plan Shares	Directors' Deferral Plan Shares[1]	Total Shares Owned Beneficially[2]	Stock Options Exercisable Within 60 Days of February 4, 2008
Robert A. Armitage	1,383	—	73,317	281,154
Sir Winfried Bischoff	—	11,232	13,232	11,200
J. Michael Cook	—	10,702	12,502	—
Michael L. Eskew	—	0	0	—
Martin S. Feldstein, Ph.D.	—	9,596	10,596	8,400
George M.C. Fisher	—	18,536	28,536	11,200
J. Erik Fyrwald	—	9,268	9,368	—
Alfred G. Gilman, M.D., Ph.D.	—	17,159	17,159	14,000
Karen N. Horn, Ph.D.	—	29,944	29,944	14,000
John C. Lechleiter, Ph.D.	13,040	—	236,445[3]	867,811
Ellen R. Marram	—	9,596	10,596	5,600
Steven M. Paul, M.D.	47	—	58,435	496,107
Franklyn G. Prendergast, M.D., Ph.D.	—	22,804	22,804	14,000
Derica W. Rice	4,850	—	69,207	101,977
Kathi P. Seifert	—	18,837	22,370	14,000
Sidney Taurel	16,981	—	1,108,586[4]	2,520,621
All directors and executive officers as a group (22 people):			2,074,960	

[1] See description of the Lilly Directors' Deferral Plan, pages 76–77.

[2] Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and sole investment power with respect to the shares shown in the table to be owned by that person. No person listed in the table owns more than 0.10 percent of the outstanding common stock of the company. All directors and executive officers as a group own 0.18 percent of the outstanding common stock of the company. 1,800 of Mr. Cook's shares were on deposit in a margin account as of February 4, 2008.

[3] The shares shown for Dr. Lechleiter include 13,470 shares that are owned by a family foundation for which he is a director. Dr. Lechleiter has shared voting power and shared investment power over the shares held by the foundation.

[4] The shares shown for Mr. Taurel include 18,545 shares that are owned by a family foundation for which he is a director. Mr. Taurel has shared voting power and shared investment power over the shares held by the foundation.

Principal Holders of Stock

To the best of the company's knowledge, the only beneficial owners of more than 5 percent of the outstanding shares of the company's common stock are the shareholders listed below:

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Lilly Endowment, Inc. (the "Endowment") 2801 North Meridian Street Indianapolis, Indiana 46208	137,505,804 (as of 2/4/08)	12.1%
Capital World Investors 333 South Hope Street Los Angeles, California 90071	80,085,190 (as of 12/31/07)	7.1%
Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	67,709,168 (as of 12/31/07)	6.0%

The Endowment has sole voting and sole investment power with respect to its shares. The board of directors of the Endowment is composed of Mr. Thomas M. Lofton, chairman; Mr. N. Clay Robbins, president; Mrs. Mary K. Lisher; Drs. Otis R. Bowen and William G. Enright; and Messrs. Daniel P. Carmichael, Eli Lilly II, and Eugene F. Ratliff (Emeritus Director). Each of the directors is, either directly or indirectly, a shareholder of the company.

Capital World Investors is a division of Capital Research and Management Company. It has sole voting power with respect to 4,350,000 shares (approximately 0.38 percent of shares outstanding) and sole investment power with respect to all of its shares.

Wellington Management Company, LLP acts as investment advisor to various clients. It has shared voting power with respect to 21,625,613 shares (approximately 1.9 percent of shares outstanding) and shared investment power with respect to all of its shares.

Items of Business to Be Acted Upon at the Meeting

Item 1. Election of Directors

Under the company's articles of incorporation, the board is divided into three classes with approximately one-third of the directors standing for election each year. The term for directors elected this year will expire at the annual meeting of shareholders held in 2011. Each of the nominees listed below has agreed to serve that term. If any director is unable to stand for election, the board may, by resolution, provide for a lesser number of directors or designate a substitute. In the latter event, shares represented by proxies may be voted for a substitute director.

The board recommends that you vote FOR each of the following nominees:

- Michael L. Eskew
- Alfred G. Gilman, M.D., Ph.D.
- Karen N. Horn, Ph.D.
- John C. Lechleiter, Ph.D.

Biographical information about these nominees may be found on pages 65-66 of this proxy statement. Information about certain legal matters may be found on page 115.

Item 2. Proposal to Ratify the Appointment of Principal Independent Auditors

The audit committee has appointed the firm of Ernst & Young LLP as principal independent auditors for the company for the year 2008. In accordance with the bylaws, this appointment is being submitted to the shareholders for ratification. Ernst & Young served as the principal independent auditors for the company in 2007. Representatives of Ernst & Young are expected to be present at the annual meeting and will be available to respond to questions. Those representatives will have the opportunity to make a statement if they wish to do so.

The board recommends that you vote FOR ratifying the appointment of Ernst & Young LLP as principal independent auditors for 2008.

Item 3. Proposal to Amend the Company's Articles of Incorporation to Provide for Annual Election of Directors

The company's Amended Articles of Incorporation currently provide that the board of directors is divided into three classes, with each class elected every three years. In December 2006, on the recommendation of the directors and corporate governance committee, the board unanimously adopted resolutions approving, and recommending to the shareholders for approval, amendments to provide for the annual election of directors. This proposal was brought before shareholders at the company's annual meeting of shareholders in April 2007, and received the vote of over 75 percent of the outstanding shares; however, the proposal required the vote of 80 percent of the outstanding shares to pass. In December 2007, the board again unanimously adopted resolutions recommending these amendments to shareholders for approval.

If approved, this proposal will become effective upon the filing of Amended and Restated Articles of Incorporation containing these amendments with the Secretary of State of Indiana, which the company intends to do promptly after shareholder approval is obtained. Directors elected prior to the effectiveness of the amendments will stand for election for one-year terms once their then-current terms expire. This means that directors whose terms expire at the 2009 and 2010 annual meetings of shareholders would be elected for one-year terms, and beginning with the 2011 annual meeting, all directors would be elected for one-year terms at each annual meeting. In addition, in the case of any vacancy on the board occurring after the 2008 annual meeting, including a vacancy created by an increase in the number of directors, the vacancy would be filled by interim election of the board, with the new director to serve a term ending at the next annual meeting. At all times, directors are elected to serve for their respective terms and until their successors have been elected and qualified. This proposal would not change the present number of directors, and it would not change the board's authority to change that number and to fill any vacancies or newly created directorships.

Article 9(b) of the company's Amended Articles of Incorporation contains the provisions that will be affected if this proposal is adopted. This article, set forth in Appendix A to this proxy statement, shows the proposed changes with deletions indicated by strike-outs and additions indicated by underlining. The board has also adopted conforming amendments to the company's bylaws, to be effective immediately upon the effectiveness of the amendments to the Amended Articles of Incorporation.

Background of Proposal

The proposal is a result of ongoing review of corporate governance matters by the board. The board, assisted by the directors and corporate governance committee, considered the advantages and disadvantages of maintaining the classified board structure. The board considered the view of some shareholders who believe that classified boards have the effect of reducing the accountability of directors to shareholders because classified boards limit the ability of shareholders to evaluate and elect all directors on an annual basis. The election of directors is the primary means for shareholders to influence corporate governance policies. The board gave considerable weight to the approval at the 2006 annual meeting of a shareholder proposal requesting that the board take all necessary steps to elect the directors annually, and to the 75 percent favorable vote for management's proposal in 2007.

The board also considered benefits of retaining the classified board structure, which has a long history in corporate law. Proponents of a classified structure believe it provides continuity and stability in the management of the business and affairs of a company because a majority of directors always have prior experience as directors of the company. Proponents also assert that classified boards may enhance shareholder value by forcing an entity seeking control of a target company to initiate arms-length discussions with the board of that company, because the entity cannot replace the entire board in a single election. While the board recognizes those potential benefits, it also notes that even without a classified board, the company has other means to compel a takeover bidder to negotiate with the board, including certain "supermajority" vote requirements in its Amended Articles of Incorporation (as described in the company's response to Item 8 on pages 112–113), other provisions of its articles and bylaws, and certain provisions of Indiana law. In addition, the company has a shareholder rights plan. However, the plan will expire in July 2008, and the board does not intend to renew it.

The directors and corporate governance committee and the board heard advice from outside governance and legal experts on the annual election of directors. On the recommendation of the committee, the board approved the amendments, and determined to recommend that shareholders approve the amendments to the company's Amended Articles of Incorporation to provide for the annual election of directors. Although this proposal did not pass in 2007, the board continues to support this change and believes that by taking this action, it can provide shareholders further assurance that the directors are accountable to shareholders while maintaining appropriate defenses to respond to inadequate takeover bids.

Vote Required
The affirmative vote of at least 80 percent of the outstanding common shares is needed to pass this proposal.

The board recommends that you vote FOR amending the company's articles of incorporation to provide for annual election of directors.

Item 4. Proposal to Amend the Company's Articles of Incorporation to Provide for Election of Directors by Majority Vote

On the recommendation of the directors and corporate governance committee, the board has unanimously adopted resolutions approving, and recommending to the shareholders for approval, amendments to the Amended Articles of Incorporation to change the standard of election in uncontested elections of directors to a majority of votes cast. Please see Appendix A to this proxy statement for the text of the proposed new Article 15.

Background of Proposal
Indiana law provides that, unless otherwise specified by the Articles of Incorporation, directors are elected by a plurality of votes cast. Lilly's Amended Articles of Incorporation do not specify otherwise; therefore, directors are elected by a plurality. Under this standard, director nominees with the most votes cast in their favor are elected to the board, notwithstanding the number of votes withheld against a director nominee. Thus, a director can be elected even though a majority of shares voted oppose his or her election.

The plurality standard has been the norm for U.S. corporations for many years. Recently, however, many shareholders have called for changes in the director election standards to make director elections more meaningful. In 2005, Lilly and several other leading companies addressed this concern by adopting a director resignation policy, which calls for any director who fails to receive a majority of favorable votes to tender his or her resignation, subject to a determination by the board whether to accept the resignation. The board believes that now is the right time to take the next step in assuring that shareholders have a clear voice in electing directors by moving to a majority vote standard for uncontested elections.

Under Indiana law, directors are elected to serve for their respective terms and until their successors have been elected and qualified. Thus, under a majority vote standard, an incumbent director who fails to receive a majority of votes cast would not be elected, but would continue to serve as a "holdover" director. However, under amendments to the company's Bylaws which the board has adopted subject to shareholder approval of this Item 4, the unelected director would be required to offer to resign immediately. The board, with the advice of the directors and corporate governance committee, would determine the appropriate responsive action and communicate its decision, and its underlying rationale, to shareholders within 90 days of certification of the election results. If the resignation is accepted, the board may decide to fill any resulting vacancy or decrease the number of directors.

The amendments provide that in a contested election—an election in which the number of nominees exceeds the number of directors to be elected—the plurality standard will continue to apply.

Effective Time
If approved, the Amended and Restated Articles of Incorporation will be effective upon filing with the State of Indiana, which the company intends to do promptly after shareholder approval is obtained.

Vote Requirement
The amendments will be adopted if the votes cast for the amendment exceed the votes cast against the amendment.

The board recommends that you vote FOR amending the company's articles of incorporation to provide for election of directors by majority vote.

Item 5. Amendment of the 2002 Lilly Stock Plan

Stock incentive plans have been an integral part of the company's compensation programs for more than 50 years. These plans enable the company to attract and retain top talent and focus employees on creating and sustaining shareholder value through increased employee stock ownership. In 2002, the board and the shareholders adopted the 2002 Lilly Stock Plan ("Plan"). The board now recommends that the shareholders approve certain amendments to the Plan, primarily to extend its termination date and add additional shares that may be granted under the Plan.

Overview of Plan

Under the Plan all employees of the company are eligible to participate. The Compensation Committee of the board (the "Committee") may make grants to officers and employees at its discretion. The Plan authorizes the grant of up to 80,000,000 shares plus unused shares under prior shareholder-approved stock plans.

The Committee may grant stock options, stock appreciation rights, performance awards, including shareholder value awards, restricted stock grants and stock units to employees. The Board may grant stock options under the Plan to nonemployee directors. The Plan is designed to maximize the deductibility of stock options and performance awards under section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Overview of Amendments

The board has approved, and recommends that the shareholders approve, the following changes to the Plan:

- extend the term of the Plan by eight years (from 2012 to 2020)
- increase the number of shares that may be granted during the life of the Plan by 39,000,000
- clarify the circumstances under which unused shares from expired or terminated grants may be added back to the Plan for future grants
- eliminate or decrease share limits on certain types of grants that may be made under the Plan in the aggregate
- raise share limits on certain types of grants that may be made to individuals
- eliminate dollar-denominated performance awards
- allow stock units to be paid in cash
- miscellaneous clarifications to Plan language.

All proposed changes to the Plan are shown in Appendix B to this proxy statement, with new language indicated by underlining and deleted language indicated by strike-outs. In addition, the most significant changes are described in more detail below.

Shares Subject to Plan

The maximum number of shares of Lilly stock that may be issued or transferred for grants under the Plan is the sum of:

- 80,000,000 shares;
- 5,243,448 shares that were available under the previous shareholder-approved plan (the 1998 Lilly Stock Plan) at the time that plan terminated in April 2002;
- any shares subject to grants under the Plan or prior shareholder-approved stock plans (the 1989, 1994, and 1998 Lilly Stock Plans) that are not issued or transferred due to termination, lapse, or forfeiture of the grant; and
- any shares exchanged by grantees as payment to the company of the exercise price of stock options granted under the Plan or prior shareholder approved stock plans.

The maximum number is subject to adjustment for stock splits, stock dividends, spin offs, reclassifications, or other relevant changes affecting Lilly stock. There are currently approximately 46,577,743 shares available for issue or transfer.

Proposed Amendments:

- Increase the maximum number of shares to 119,000,000, an increase of 39,000,000 shares. We anticipate that this will provide sufficient shares for several years of grants.
- Allow the add-back of shares withheld by the company for taxes upon the exercise of stock options or the vesting of other grants. The number of shares that would be added back under this provision is not expected to be material.

Grants Under the Plan

Under the Plan all employees of the company, including officers, and all members of the board are eligible to participate. Currently approximately 40,500 employees, including all 10 executive officers, are eligible to participate. The number of eligible employees and grantees will vary from year to year. There are currently 11 nonemployee directors.

Stock Options and Stock Appreciation Rights. The Committee may grant nonqualified options, incentive stock options, or other tax favored stock options under the Code. The Committee establishes the option price, which may not be less than 100 percent of the fair market value of the stock on the date of grant. Options may not be repriced. The Committee also establishes the vesting date and the term of the option.

The Committee may also grant stock appreciation rights ("SARs")—the right to receive an amount based on appreciation in the fair market value of shares of Lilly stock over a base price. If granted without a related stock option, the committee establishes the base price of the SARs, which may not be less than 100 percent of the fair market value of the stock on the date of grant, and the settlement or exercise date, which may not be more than eleven years after the grant date. If granted in connection with a stock option, the holder of SARs may, upon exercise, surrender the related options and receive payment, in the form of Lilly stock, equal to the excess of the the fair market value of Lilly stock over the exercise price in the date of exercise multiplied by the number of shares exercised. The price and term of the SARs mirror those of the related stock option, and the SARs automatically terminate to the extent the related options are exercised. Effectively, these awards give the holder the benefit of the related stock options (in the form of shares of Lilly stock) without requiring payment of the exercise price.

A maximum of 60,000,000 shares may be issued under the Plan in the form of incentive stock options. No grantee may receive options and SARs, considered together, for more than 2,500,000 shares under the Plan in any period of three consecutive calendar years.

Proposed Amendments:

- Decrease the incentive stock option limit to 30,000,000 shares.
- Increase the individual limit to 3,500,000 shares in any period of three consecutive calendar years.

The incentive stock option limit is being reduced in light of expected grant patterns. The increase in the individual limit will increase flexibility of plan administration.

Performance Awards. The Committee may grant performance awards under which payment is made in shares of Lilly stock, cash, or both if the financial performance of the company or a subsidiary, division, or other business unit of the company selected by the Committee meets certain performance goals during an award period. The Committee establishes the performance goals at the beginning of the award period based on one or more performance goals specified in the Plan. The material terms of those performance goals are:

- earnings per share
- net income
- divisional income
- corporate or divisional net sales
- EVA® (after-tax operating profit less the annual total cost of capital)
- Market Value Added (the difference between a company's fair market value, as reflected primarily in its stock price, and the economic book value of capital employed)
- any of the foregoing goals before the effect of acquisitions, divestitures, accounting changes, and restructuring and special charges
- total shareholder return
- other Lilly stock price goals.

The Committee also establishes the award period (four or more consecutive fiscal quarters), the threshold, target and maximum performance levels, and the number of shares or dollar amounts payable at various performance levels from the threshold to the maximum. In order to receive payment, a grantee must generally remain employed by the company to the end of the award period. The Committee may impose additional conditions on a grantee's entitlement to receive payment under a performance award.

At any time prior to payment, the Committee can adjust awards for the effect of unforeseen events that have a substantial effect on the performance goals and would otherwise make application of the performance goals unfair. However, the Committee may not increase the amount that would otherwise be payable to individuals who are subject to Section 162(m) of the Code.

A maximum of 18,000,000 shares may be issued under the Plan in the form of performance awards. Awards may be denominated either in shares of Lilly stock ("Stock Performance Awards") or in dollar amounts ("Dollar Performance Awards"). The maximum number of shares that may be received by an individual in payment of Stock Performance Awards in any calendar year is 100,000. As to Dollar Performance Awards, the maximum payment to an individual in any calendar year is $8,000,000. The Committee can elect to pay cash in lieu of part or all of the shares of Lilly stock payable under a Stock Performance Award, and such cash payment is counted as a payment of shares (based on the market value of Lilly stock on the payment date) for purposes of determining compliance with the 100,000-share limit for Stock Performance Awards.

Proposed Amendments:

- Eliminate the 18,000,000-share limit. This limit was adopted at a time when performance awards created a greater accounting expense to the company than stock options. With changes in accounting rules, the expense of the different types of grants is comparable, and therefore the limit no longer serves its intended purpose of minimizing the accounting cost of the Plan.
- Raise the individual limit from 100,000 to 600,000 shares annually. This change is also necessary to allow the grant of both traditional performance awards and SVAs under the current program design.
- Eliminate Dollar Performance Awards. We have not granted Dollar Performance Awards for many years and do not contemplate granting them in the future.

Restricted Stock Grants or Stock Units. The Committee may also issue or transfer shares under a restricted stock grant. The grant will set forth a restriction period during which the shares may not be transferred. If the grantee's employment terminates during the restriction period, the grant terminates and the shares are returned to the company. However, the Committee can provide complete or partial exceptions to that requirement as it deems equitable. If the grantee remains employed beyond the end of the restriction period, the restrictions lapse and the shares become freely transferable.

The Committee may grant stock unit awards subject to vesting and transfer restrictions and conditions of payment determined by the Committee. The value of each stock unit equals the fair market value of Lilly stock and may include the right to receive the equivalent of dividends on the shares granted. Payment is made in the form of Lilly stock.

A maximum of 3,000,000 shares of Lilly stock may be issued or transferred under the Plan in the form of restricted stock grants or stock unit awards, considered together.

Proposed Amendments:

- Eliminate the 3,000,000-share maximum. This limit was adopted at a time when stock grants created a greater accounting expense to the company than stock options. With changes in accounting rules, the expense of the different kinds of grants is comparable, and therefore the limit no longer serves its intended purpose of minimizing the accounting cost of the Plan.
- Allow stock grants to be paid in cash to facilitate making stock grants in certain foreign countries.

Authority of Committee

The Plan is administered and interpreted by the Committee, each member of which must be a "nonemployee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and an "outside director" within the meaning of Section 162(m) of the Code. As to grants to employees, the Committee selects persons to receive grants from among the eligible employees, determines the type of grants and number of shares to be awarded, and sets the terms and conditions of the grants. The Committee may establish rules for administration of the Plan and may delegate authority to others for plan administration, subject to limitations imposed by SEC and IRS rules and state law.

Other Information

The Plan remains effective until April 14, 2012, unless earlier terminated by the board. The board may amend the Plan as it deems advisable, except that shareholder approval is required for any amendment that would (i) allow the repricing of stock options below the original option price, (ii) allow the grant of stock options at an option price below fair market value of Lilly stock on the date of grant, (iii) increase the number of shares authorized for issuance or transfer, or (iv) increase any of the various maximum limits established for stock options, performance awards, and restricted stock.

Proposed Amendment: Extend termination date of the Plan to April 20, 2020.

The Committee may provide in the grant agreement, or by subsequent action, that the following shall occur in the event of a change in control (as defined in Article 12 of the Plan), in order to preserve all of the grantee's rights: (i) any outstanding stock option not already vested shall become immediately exercisable; (ii) any restriction periods on restricted stock grants shall immediately lapse; and (iii) outstanding performance awards will be vested and paid out on a prorated basis, based on the maximum award opportunity and the number of months elapsed compared to the total number of months in the award period.

The future amounts that will be received by grantees under the Plan are not determinable. For the 2007 award year, no stock options were granted to employees or directors, and employees received the following performance awards, shareholder value awards (which were granted under the Plan as a form of performance award), restricted stock grants and restricted stock units:

Group	Performance Awards (Payout)	Shareholder Value Awards (Target)[1]	Restricted Stock Grants / Units
Named Executive Officers	Footnote 2	Footnote 2	None
All Executive Officers as a group (10 employees)	391,218 shares	243,754 shares	None
All other employees	3,577,896 shares	726,194 shares	379,176 shares

[1]For 2007-2009 award period. The actual number of shares paid may vary from zero to 140 percent of target for executive officers and from 40 to 140 percent of target for all other employees.
[2]See page 93, narrative following Grants of Plan-Based Awards During 2007 table.

Securities Authorized for Issuance Under Equity Compensation Plans
The following table presents information as of December 31, 2007, regarding our compensation plans under which shares of Lilly common stock have been authorized for issuance.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	71,953,815	$68.78	46,577,743
Equity compensation plans not approved by security holders[1]	9,195,230	$75.77	320,555
Total	81,149,045	$69.57	46,898,298

[1]Represents shares in the Lilly GlobalShares Stock Plan, which permits the company to grant stock options to non-management employees worldwide. The plan is administered by the senior vice president responsible for human resources. The stock options are nonqualified for U.S. tax purposes. The option price cannot be less than the fair market value at the time of grant. The options shall not exceed 11 years in duration and shall be subject to vesting schedules established by the plan administrator. There are provisions for early vesting and early termination of the options in the event of retirement, disability, and death. In the event of stock splits or other recapitalizations, the administrator may adjust the number of shares available for grant, the number of shares subject to outstanding grants, and the exercise price of outstanding grants.

The board recommends that you vote FOR amendment of the 2002 Lilly Stock Plan.

Item 6. Shareholder Proposal Regarding International Outsourcing of Animal Research

Meredith Page, 2231 Court Ave., Memphis, Tennessee 38104, on behalf of People for the Ethical Treatment of Animals (PeTA), 501 Front Street, Norfolk, Virginia 23510, and beneficial owner of approximately 105 shares, has submitted the following proposal:

Resolved, that the Board report to shareholders on the rationale for increasingly exporting the Company's animal experimentation to countries which have either nonexistent or substandard animal welfare regulations and little or no enforcement. Further, the shareholders request that the report include information on the extent to which the Company requires adherence to U.S. animal welfare standards at facilities in foreign countries.

Supporting Statement: Eli Lilly has publicly committed to an "ethical and scientific obligation to ensure the responsible treatment of animals used in research, to minimize the number of animals involved, and to pursue the development of alternative test systems."[1]

However, the Company is currently relocating animal research and testing to countries known for having no or poor animal welfare standards and negligible oversight.

1 Policy statement at http://www.lilly.com/about/citizenship/key_issues/research/rd_animal.html.

In January 2006, Business Week reported that "[i]ncreasingly, Lilly is moving its research and development, including clinical trials, to China, India, and the former Soviet bloc."[1] Then, the August 21, 2007 issue of *The Wall Street Journal* reported that Eli Lilly had entered into a partnership with a Shanghai Company known as Chi-Med by which "Lilly will hand over preclinical research and development on several compounds to the Chinese company," and new agreements with Chi-Med's Hutchison MediPharma were reported in October 2007.[2]

As previously reported in *Forbes* magazine, the rationale for outsourcing animal testing to China is that "scientists are cheap, lab animals plentiful and pesky protesters held at bay."[3] Our Company now conducts a significant proportion of its research in foreign laboratories, with 20% of it based in China (its largest non-U.S.-based Research & Development team).[4] Purposely re-locating research to regions with lower animal costs, easy animal availability, and lower welfare standards is in direct conflict with Lilly's stated commitment to reducing, refining, and replacing animal use.

As recent media reports of safety scandals and product recalls have made abundantly clear, standards for products exported from China to the U.S. are lacking. Shareholders deserve to understand why animal testing is being moved to foreign countries, such as China. Moreover, our Company should report on the steps that are being taken to assure shareholders that animal testing conducted in other countries is held to at least the same animal welfare standards as animal testing conducted in the U.S.

Accordingly, we urge shareholders to support this socially and ethically responsible resolution.

Statement in Opposition to the Proposal Regarding the International Outsourcing of Animal Research

The public policy and compliance committee of the board has reviewed the proposal submitted on PeTA's behalf and believes that Lilly's current initiatives address the shareholder concerns and that additional reporting is an unnecessary use of company resources. Lilly's current report on our use of animals can be found in our Corporate Citizenship Report on our website at www.lilly.com.

Lilly maintains high standards of animal care and use in all our facilities. While efforts to minimize the use of animal testing have been underway for some time, the appropriate use of animals in research is essential to ensure that safe and efficacious medicines become available to patients. Furthermore, it is a requirement dictated by regulatory agencies around the world. Lilly fully recognizes the fundamental ethical obligation to treat animals used in research responsibly. We have both an ethical and a scientific interest in ensuring that standards are in place at company and third-party facilities to ensure both appropriate animal care and valid study results. Accordingly, all of the company's sites are accredited by the Association for the Assessment and Accreditation of Laboratory Animal Care International (AAALAC). AAALAC accreditation is a voluntary process that includes a detailed, comprehensive review of research animal programs such as animal care and use policies and procedures, animal environment, housing and management, veterinary medical care, and physical plant operations.

In an increasingly competitive and global economy, Lilly regularly evaluates and develops relationships with entities that can assist in meeting our productivity and core mission objectives; this includes select laboratory animal research and animal supply companies. Relocating research to regions with lower animal costs does not affect Lilly's stated commitment to reducing, refining, and replacing animal use. Regardless of local variations, Lilly seeks to do business only with those companies that share our commitment to animal welfare. We also require the companies that we work with to comply with applicable local laws and treat animals in a humane manner.

Lilly has been adding provisions to our contracts with third parties who do research on our behalf or supply laboratory animals to our facilities, requiring these parties to comply with the principles of Lilly's Animal Care and Use Policy, and we will periodically assess their adherence to these expectations. We recently revised our Animal Care and Use policy to reflect this requirement.

Lilly believes that international research efforts may facilitate the harmonization of global animal welfare standards. To this end, Lilly actively shares its views on the importance of animal welfare in the research context with international regulatory bodies and research scientists in other countries around the world, including China. Leading Lilly research scientists seek opportunities to present data on the care and use of laboratory animals at international scientific forums and to government officials. Lilly actively encourages animal research and animal supply companies, both inside and outside the United States, to obtain and maintain AAALAC accreditation. Through active engagement, Lilly is helping to raise the standards of animal care and use in countries that have not had such standards or enforced them.

The board recommends that you vote AGAINST this proposal.

1 "*Lilly's Labs Go Global*"; Business Week (Jan. 30, 2006)
2 http://www.drugresearcher.com/news/ng.asp?n=80470&m=1DRGO10&c=iubqfdmlvoteibj.
3 "*Comparative Advantage*"; Forbes, p. 76 Vol. 178 No. 10 (Nov. 13, 2006)
4 See footnote 3.

Item 7. Shareholder Proposal Regarding Allowing Shareholders to Amend the Company's Bylaws

California Public Employees' Retirement System (CalPERS), P.O. Box 942707, Sacramento, California 94229-2707, beneficial owner of approximately 4.7 million shares, has submitted the following proposal:

RESOLVED, that the shareowners of Eli Lilly & Company ("Company") urge the Company to take all steps necessary, in compliance with applicable law, to allow its shareowners to amend the Company's bylaws by a majority vote. Currently, the Company does not allow shareowners to amend the Company's bylaws.

Supporting Statement: The most important shareowner power is the power to vote. In most cases, in addition to having the power to vote to elect directors, shareowners are able to vote to amend a company's bylaws. Approximately 95% of companies in the S&P 500 and the Russell 1000 allow shareowners to amend the bylaws. The Company is one of the very few companies in the S&P 500 that does not give shareowners this power.

Bylaws typically contain corporate governance provisions of the utmost importance to shareowners, e.g., the ability to call a special meeting, the ability to remove directors, anti-takeover provisions, director election rules, among other provisions. Without a formal mechanism to impact a company's governance through bylaw amendments, the shareowners of a company are disenfranchised. In fact, limiting shareowner ability to amend the bylaws has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal asks for a majority vote standard to amend the bylaws of the Company since a supermajority vote can be almost impossible to obtain in light of abstentions and broker nonvotes. For example, a proposal to declassify the board of directors filed at Goodyear Tire & Rubber Company failed to pass by a majority of shares outstanding even though approximately 90 percent of votes cast were in favor of the proposal. While it is often stated by corporations that the purpose of supermajority requirements is to provide corporations the ability to protect minority shareowners, supermajority requirements are most often used, in CalPERS' opinion, to block initiatives opposed by management and the board of directors but supported by most shareowners. At the Sara Lee Corporation, approximately 81% of shareowners agreed when it passed a proposal identical to this proposal.

This is why CalPERS is sponsoring this proposal that, if passed and implemented, would make the Company more accountable to shareowners by allowing shareowners to amend the bylaws by majority vote. As a trust fund with more than 1.4 million participants, and as the owner of approximately 4.7 million shares of the Company's common stock, CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. CalPERS also believes that shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. If the Company were to take steps to implement this proposal, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

Please vote FOR this proposal.

Statement in Opposition to the Proposal Regarding Amending the Company's Bylaws

The board of directors believes that this proposal is not in the best long-term interests of the shareholders and recommends that you vote against it.

The company's bylaws establish a number of fundamental corporate governance operating principles, including rules for meetings of directors and shareholders, election and duties of directors and officers, authority to approve transactions, and procedures for stock issuance. Like many other Indiana corporations, Lilly has adopted the default provision under Indiana law, which states that unless the articles of incorporation provide otherwise, the bylaws may be amended only by the directors.

The board of directors has fiduciary obligations to the company and all its shareholders, including large institutions, small institutions, and individual investors. The board believes that allowing the bylaws to be amended by a majority shareholder vote would expose the shareholders to the risk that a few large shareholders who wish to advance their own special interests—and who have no duties to the other shareholders—could adopt changes in these operating principles that could be detrimental to minority shareholders. Under the majority vote standard endorsed by the proponent (requiring only a majority of shares voted at the meeting), shareholders holding significantly less than half of the outstanding shares could adopt bylaw amendments to further their own special interests. The board, on the other hand, has fiduciary duties to consider and balance the interests of all shareholders when considering bylaw provisions, and is better positioned to ensure that any bylaw amendments are prudent and are designed to protect and maximize long-term value for all shareholders.

The proponent suggests this proposal is necessary to foster good governance principles at the company and make the directors more accountable to the shareholders. On the contrary, the board has been for many years, and intends to remain, a leader in corporate governance. The company has adopted comprehensive corporate governance principles, consistent with best practices, that ensure the company remains fully transparent and accountable to shareholders. Further, the board is taking three major steps to demonstrate its continuing commitment to good corporate governance and accountability to shareholders:

- In this proxy statement, the board is seeking shareholder approval to eliminate the classified board (see Item 3).
- The board is also seeking shareholder approval to adopt a majority voting standard for uncontested director elections (see Item 4).
- The board has determined that it will not renew the company's shareholder rights plan when it expires in July 2008.

The proponent also suggests that adopting this proposal will enhance company performance because companies with good corporate governance are more highly valued. We certainly agree that strong corporate governance practices benefit shareholders, but we do not believe that this particular proposal will improve the company's corporate governance or lead to better performance. In fact, a 2004 study by Lawrence D. Brown and Marcus L. Caylor of Georgia State University[1] found that companies that permit shareholders to amend the bylaws performed no better or worse than those who reserve that power to the directors. This is consistent with our view that adopting this proposal would not enhance our already strong corporate governance practices and instead would expose minority shareholders to actions detrimental to their best interests.

The board recommends that you vote AGAINST this proposal.

Item 8. Shareholder Proposal Regarding Adopting a Simple Majority Vote Standard

William Steiner, 112 Abbottsford Gate, Piermont, New York 10968, beneficial owner of approximately 1,700 shares, has submitted the following proposal:

8—Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and Bylaws. This includes special solicitations.

This shareholder proposal topic won our 62%-support at our 2007 annual meeting. Simple majority vote also won an impressive 72% yes-vote average at 24 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of simple majority vote and the adoption of shareholder proposals upon receiving their first majority vote.

Hopefully our management is not headed for the same category as FirstEnergy (FE), a serial ignorer of majority shareholder votes. As a result each FirstEnergy director candidate received 27% to 39% in opposing votes at the 2007 FirstEnergy annual meeting.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority under our 80% supermajority provision. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker nonvotes. For example, a Goodyear (GT) proposal failed to pass even though 90% of votes cast were yes-votes.

Furthermore, our management said in its 2007 annual proxy that a supermajority provision is by no means insurmountable. Then our management promptly failed to obtain the 80% supermajority vote required to pass its own proposal for annual election of each director.

Mr. Fisher, Chairman of our Governance Committee did not authorize a special solicitation filing in order to make a good effort to obtain the 80% vote. Because of this management failure, shareholders are now encouraged to submit an annual election shareholder proposal so that it will be adopted by our company.

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported (and certain concerns are noted):

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  "D" in governance.
  "High Governance Risk Assessment."
  "Very High Concern" in Takeover Defenses.

1 Brown, L.D. and M.L. Caylor. 2004. The Correlation between Corporate Governance and Company Performance. *Institutional Shareholder Services White Paper.*

PROXY STATEMENT

"High Concern" in Executive Pay.
- No shareholder right to:
  1) Cumulative voting.
  2) To act by written consent.
  3) To call a special meeting.
- Five of our directors were potentially conflicted:
  Mr. Bischoff
  Mr. Prendergast
  Mr. Feldstein
  Mr. Fyrwald
  Mr. Gilman

Additionally:
- Three directors were designated "Accelerated Vesting" directors by The Corporate Library—due to a director's involvement with a board that accelerated stock option vesting in order to avoid recognizing the corresponding expense:
  Mr. Cook
  Mr. Feldstein
  Ms. Marram
- Poison pill with a 15% trigger.
- We had no independent Chairman—Independent oversight concern.
- Plus our lead director, Ms. Horn had 20-year tenure—Independence concern.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now to encourage our board to respond positively to our 62%-support for this topic:

Adopt Simple Majority Vote—
Yes on 8

Statement in Opposition to the Proposal Regarding Adopting a Simple Majority Vote Standard

This proposal, which does not pertain to the election of directors, calls for the elimination of provisions in the company's articles of incorporation that require more than a simple majority vote for certain actions to be approved. The board of directors believes that this would not be in the best long-term interest of the shareholders and recommends that you vote against it.

Most proposals submitted to a vote of the company's shareholders can already be adopted by a simple majority vote. However, in 1985 the company's shareholders voted to increase the approval requirement for a few fundamental corporate actions. These actions, which require the approval of at least 80 percent of the outstanding shares of stock entitled to vote, relate to:
- removal of directors
- the amendment of the articles of incorporation's provisions relating to the terms of office and removal of directors[1]
- merger, consolidation, recapitalization, or certain other business combinations involving the company that are not approved by the board of directors
- the amendment of the articles of incorporation's provisions relating to such mergers and other business combinations.

The board believes that in adopting these supermajority voting provisions, shareholders intended to preserve and maximize the value of Lilly stock for all shareholders by protecting against short-term, self-interested actions by one or a few large shareholders. These provisions help ensure that important corporate governance rules are not changed without the clear consensus of a substantial majority of stockholders that such change is prudent and in the best interests of the company.

The board has a fiduciary duty under the law to act in a manner it believes to be in the best interests of the company and its shareholders. In the event of an unfriendly or unsolicited bid from one or a few large shareholders to take over or restructure the company, these supermajority voting provisions encourage bidders to negotiate with the board on behalf of all shareholders. In addition, they allow the board time and bargaining leverage to consider

1 Under Item 3, the board is recommending that the shareholders approve amendments to these provisions that would establish annual election of directors.

alternative proposals that maximize the value of the company for all shareholders, including large institutional investors as well as smaller institutions and individual shareholders.

The board believes that these supermajority voting provisions protect all shareholders by making it more difficult for one or a few large shareholders to replace important corporate governance rules of the company to further a special interest, or to take control of the company, without negotiating with the board to assure that the best results are achieved for all shareholders.

The board recommends that you vote AGAINST this proposal.

Item 9. Shareholder Proposal Regarding Reporting on the Company's Political Contributions

The American Federation of Labor and Congress of Industrial Organizations (AFL-CIO), 815 Sixteenth Street, N.W., Washington, D.C. 20006, beneficial owner of approximately 700 shares, has submitted the following proposal:

Resolved, that the shareholders of Eli Lilly and Company (the "Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary political contributions and expenditures not deductible under Section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under Section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;
   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and
   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders.

Supporting Statement: As long-term shareholders, we support policies that apply transparency and accountability to corporate spending on political activities. Absent a system of accountability, we believe that company assets can be used for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. We are concerned that there is currently no single source of information that provides all of the information sought by this resolution.

Data from the Federal Election Commission and the Internal Revenue Service provides an incomplete picture of our Company's political donations. Although corporate contributions to political parties are prohibited at the federal level, companies can contribute to independent political committees, or 527s. In addition, payments can be made to trade associations, and the portion of those payments used for political activities do not have to be disclosed.

Trade associations engage in political activity that may support or conflict with our Company's positions on important issues like universal access to healthcare, biomedical research and women's health choices.

The recently enacted Honest Leadership and Open Government Act requires greater disclosure of trade association political and lobbying activity including the reporting of all contributions bundled by a trade association's political action committee and the listing of all companies who contribute more than $5,000 in any quarterly period in support of a trade association's lobbying activity. Company disclosure will help assure that trade associations are meeting their legal obligation in reporting political and lobbying activity and that those activities are consistent with the interests of our Company as a member of a trade association.

Statement in Opposition to the Proposal Regarding Reports on the Company's Political Contributions

The public policy and compliance committee of the board has reviewed this proposal and recommends a vote against it as we currently publish most of the information requested by the shareholder. The additional reporting requirements are unnecessary, as the information requested is publicly available and this reporting would place an undue administrative burden on the company.

Beginning in the first quarter of 2005, the company has published the following information on our website (www.lilly.com) for both direct company contributions and employee political action committee (PAC) contributions to support candidates for political office, political parties, officials, or committees in the United States:

- policies and procedures for company and PAC contributions
- contributions to candidates, including information about the candidate's office (for example, state, local, or federal; House or Senate), party affiliation, state, and district
- contributions to political organizations and Section 527 organizations reported by state.

This information is updated annually. In addition to the information available on our website, detailed corporate contributions, PAC contribution data, and the company's direct lobbying expenses are available to the public on the Federal Election Commission website (http://www.fec.gov/disclosure.shtml) and through individual states' agencies.

One way we participate in the political process is by maintaining memberships in trade associations specific to business and pharmaceutical industry interests, such as PhRMA (Pharmaceutical Research and Manufacturers Association), BIO (Biotechnology Association), Healthcare Leadership Conference, and Business Roundtable. In our 2007 Report of Political Financial Support, to be published by April 2008, we will report the names of the major U.S. trade associations to which Lilly belongs, where our annual membership dues exceed $50,000; we will also note where we have a board seat. These tax-exempt organizations are all required to disclose their lobbying expenditures under the Lobbying Act of 1995; they report their lobbying expenditures to the United States Senate (http://www.senate.gov/pagelayout/legislative/g_three_sections_with_teasers/lobbyingdisc.htm). As we do not control what portion of the organization's budget is spent on lobbying, it is the fact of company membership and support for the trade association, and the trade association's total lobbying expenditure, that reveals the most about Lilly's political activities.

The board recommends that you vote AGAINST this proposal.

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance
Under Securities and Exchange Commission rules, our directors and executive officers are required to file with the Securities and Exchange Commission reports of holdings and changes in beneficial ownership of company stock. We have reviewed copies of reports provided to the company, as well as other records and information. Based on that review, we concluded that all reports were timely filed except that, due to administrative error, Mr. Rice filed one late report in connection with the receipt of performance award shares by his wife, a former Lilly employee. Upon discovery, this matter was promptly reported.

Certain Legal Matters
In April 2007, the company received demands from two shareholders that the board of directors cause the company to take legal action against current and former directors and others for allegedly causing damage to the company with respect to the allegedly improper marketing of Evista, Prozac, and Zyprexa. We received a similar demand in September related only to Zyprexa. In accordance with procedures established under the Indiana Business Corporation Law (Ind. Code §23-1-32), the board has appointed a committee of independent persons to consider the demands and determine what action, if any, the company should take in response. In January 2008, two of the three shareholders who had submitted the demands filed a derivative suit in the United States District Court for the Southern District of Indiana, nominally on behalf of the company, against various current and former directors and officers. The suit alleges that the board of directors constructively denied the shareholders' prior demands by failing to take action on the demands sufficiently promptly. Each of the current directors, other than Mr. Eskew, is named in the suit. We believe this suit is without merit and are prepared to defend against it vigorously.

Other Information Regarding the Company's Proxy Solicitation
We will pay all expenses in connection with our solicitation of proxies. We will pay brokers, nominees, fiduciaries, or other custodians their reasonable expenses for sending proxy material to and obtaining instructions from persons for whom they hold stock of the company. We expect to solicit proxies primarily by mail, but directors, officers, and other employees of the company may also solicit in person or by telephone, fax, or electronic mail. We have retained Georgeson Shareholder Communications Inc. to assist in the distribution and solicitation of proxies. Georgeson may solicit proxies by personal interview, telephone, fax, mail, and electronic mail. We expect that the fee for those services will not exceed $17,500 plus reimbursement of customary out-of-pocket expenses.

By order of the board of directors,

James B. Lootens
Secretary

March 10, 2008

Appendix A

Proposed Amendments to the Company's Articles of Incorporation

Proposed changes to the company's articles of incorporation are shown below related to Items 3 and 4, *Items of Business to Be Acted Upon at the Meeting.* The proposed changes to Article 9 relate to Item 3. The addition of a new Article 15 relates to Item 4. Additions are indicated by underlining and deletions are indicated by strike-outs.

. . . . .

9. The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and it is expressly provided that the same are intended to be in furtherance and not in limitation or exclusion of the powers conferred by statute:

(a) The number of directors of the Corporation, exclusive of directors who may be elected by the holders of any one or more series of Preferred Stock pursuant to Article 7(b) (the "Preferred Stock Directors"), shall not be less than nine, the exact number to be fixed from time to time solely by resolution of the Board of Directors, acting by not less than a majority of the directors then in office.

(b) ~~The~~ Prior to the 2009 annual meeting of shareholders, the Board of Directors (exclusive of Preferred Stock Directors) ~~shall be~~ is divided into three classes, with the term of office of one class expiring each year. ~~At~~ Commencing with the annual meeting of shareholders in ~~1985, five~~ 2009, each class of directors ~~of the first class~~ whose term shall then or thereafter expire shall be elected to hold office for a one-year term expiring at the ~~1986~~ next annual meeting of~~, five directors of the second class shall be elected to hold office for a term expiring at the 1987 annual meeting, and six directors of the third class shall be elected to hold office for a term expiring at~~ shareholders. In the case of any vacancy on the Board of Directors occurring after the ~~1988~~ 2008 annual meeting~~. Commencing with the annual meeting of shareholders in 1986, each class of directors whose term shall then expire shall be elected to hold office for a three year term. In the case of any vacancy on the Board of Directors~~, including a vacancy created by an increase in the number of directors, the vacancy shall be filled by election of the Board of Directors with the director so elected to serve ~~for the remainder of the term of the director being replaced or, in the case of an additional director, for the remainder of the term of the class to which the director has been assigned.~~ until the next annual meeting of shareholders. All directors shall continue in office until the election and qualification of their respective successors in office. ~~When the number of directors is changed, any newly created directorships or any decrease in directorships shall be so assigned among the classes by a majority of the directors then in office, though less than a quorum, as to make all classes as nearly equal in number as possible.~~ No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Election of directors need not be by written ballot unless the By-laws so provide.

(c) Any director or directors (exclusive of Preferred Stock Directors) may be removed from office at any time, but only for cause and only by the affirmative vote of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of Voting Stock (as defined in Article 13 hereof), voting together as a single class.

(d) Notwithstanding any other provision of these Amended Articles of Incorporation or of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class of Voting Stock required by law or these Amended Articles of Incorporation, the affirmative vote of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal this Article 9.

. . . . .

15. Subject to the rights of the holders of preferred stock to elect any directors voting separately as a class or series, at each annual meeting of shareholders, the directors to be elected at the meeting shall be chosen by the majority of the votes cast by the holders of shares entitled to vote in the election at the meeting, provided a quorum is present; provided, however, that if the number of nominees exceeds the number of directors to be elected, then directors shall be elected by the vote of a plurality of the votes cast by the holders of shares entitled to vote, provided a quorum is present. For purposes of this Article 15, a "majority of votes cast" shall mean that the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election.

Appendix B

Proposed Amendments to the 2002 Lilly Stock Plan
Proposed changes to the company's 2002 Lilly Stock Plan are shown below related to Item 5, *Items of Business to Be Acted Upon at the Meeting.* Additions are indicated by underlining and deletions are indicated by strike-outs.

2002
LILLY STOCK PLAN
As amended through ~~October 18, 2004~~April 21, 2008

The 2002 Lilly Stock Plan ("2002 Plan") authorizes the Board of Directors of Eli Lilly and Company ("Board") and the Compensation Committee of the Board, as applicable, to provide officers and other employees of Eli Lilly and Company and its subsidiaries and nonemployee directors of Eli Lilly and Company ("Nonemployee Directors") with certain rights to acquire shares of Eli Lilly and Company common stock ("Lilly Stock"). The Company believes that this incentive program will benefit the Company's shareholders by allowing the Company to attract, motivate, and retain employees and directors and by providing those employees and directors stock-based incentives to strengthen the alignment of interests between those persons and the shareholders. For purposes of the 2002 Plan, the term "Company" shall mean Eli Lilly and Company and its subsidiaries, unless the context requires otherwise.

1. Administration.

(a) *Grants to Eligible Employees.* With respect to Grants to Eligible Employees (as those terms are defined in Sections 2 and 3(a), respectively), the 2002 Plan shall be administered and interpreted by the Compensation Committee of the Board consisting of not less than two independent directors appointed by the Board from among its members. A person may serve on the Compensation Committee for purposes of administration and interpretation of the 2002 Plan only if he or she (i) is a "Non-employee Director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), ~~and~~ (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and (iii) satisfies the New York Stock Exchange rules for independence. The Compensation Committee may, subject to the provisions of the 2002 Plan, from time to time establish such rules and regulations and delegate such authority to administer the 2002 Plan as it deems appropriate for the proper administration of the Plan, except that no such delegation shall be made in the case of awards intended to be qualified under Rule 16b-3 of the 1934 Act or Section 162(m) of the Code. The decisions of the Compensation Committee or its authorized designees (the "Committee") shall be made in its sole discretion and shall be final, conclusive, and binding with respect to the interpretation and administration of the 2002 Plan and any Grant made under it.

(b) *Grants to Nonemployee Directors.* With respect to Stock Option Grants made to Nonemployee Directors pursuant to Section 8, the Board shall serve to administer and interpret the 2002 Plan and any such Grants, and all duties, powers and authority given to the Committee in subsection (a) above or elsewhere in the 2002 Plan in connection with Grants to Eligible Employees shall be deemed to be given to the Board in its sole discretion in connection with Stock Option Grants to Nonemployee Directors.

2. Grants.
Incentives under the 2002 Plan shall consist of incentive stock options or other forms of tax-qualified stock options under the Code, nonqualified stock options, performance awards, stock appreciation rights, stock unit awards, and restricted stock grants (collectively, "Grants"). The Committee shall approve the form and provisions of each Grant to Eligible Employees and the Board shall approve the form and provisions of each Stock Option Grant to Nonemployee Directors. All Grants shall be subject to the terms and conditions set out herein and to such other terms and conditions consistent with the 2002 Plan as the Committee or Board, as applicable, deems appropriate. Grants under a particular section of the 2002 Plan need not be uniform and Grants under two or more sections may be combined in one instrument. The Committee shall determine the fair market value of Lilly Stock for purposes of the 2002 Plan.

3. Eligibility for Grants.

(a) *Grants to Eligible Employees.* Grants may be made to any employee of the Company, including a person who is also a member of the Board of Directors ("Eligible Employee"). The Committee shall select the persons to receive Grants ("Grantees") from among the Eligible Employees and determine the number of shares subject to any particular Grant.

(b) *Grants to Nonemployee Directors.* Grants ~~of Stock Options~~ may be made to any member of the Board who is not an employee of the Company (a "Nonemployee Director"). The Board shall select the persons who will receive ~~Stock Options~~ Grants ("Grantees") from among the Nonemployee Directors and determine the number of shares subject to any particular ~~Stock Option~~ Grant.

4. Shares Available for Grant.

(a) *Shares Subject to Issuance or Transfer.* Subject to adjustment as provided in Section 4(b), the aggregate number of shares of Lilly Stock that may be issued or transferred under the 2002 Plan shall be the sum of the following amounts:

(i) ~~80,000,000~~ 119,000,000 shares;

(ii) Any shares of Lilly Stock subject to an award hereunder or under the 1989, 1994 or 1998 Lilly Stock Plans (the "Prior Shareholder-Approved Plans") which, after the effective date of the 2002 Plan~~,~~:

a. ~~are not purchased or awarded under a Stock Option or Performance Award due to termination, lapse, or forfeiture, or which are forfeited under a Restricted Stock Grant,~~ are not issued or transferred in connection with a Stock Option, Stock Appreciation Right or Stock Unit Award due to termination, lapse, surrender or forfeiture;

b. are not issued or transferred in connection with the payment of a Performance Award due to termination, lapse, surrender, forfeiture, failure to achieve Performance Goals, or payment in cash in lieu of shares pursuant to Section 6(c); or

c. are forfeited under a Restricted Stock Grant.

(iii) Upon the termination or expiration of the 1998 Lilly Stock Plan, any shares of Lilly Stock that remained available for grant under that plan at the time of termination or expiration; and

(iv) The number of shares of Lilly Stock exchanged by a Grantee as full or partial payment to the Company of the exercise price of a Stock Option that was granted hereunder or under a Prior Shareholder-Approved Plan or withheld for taxes under Sections 5(e), 7(c), 9(e) or 10(c).

The shares may be authorized but unissued shares or treasury shares.

(b) *Adjustment Provisions.* If any subdivision or combination of shares of Lilly Stock or any stock dividend, reorganization, recapitalization, or consolidation or merger with Eli Lilly and Company as the surviving corporation occurs, or if additional shares or new or different shares or other securities of the Company or any other issuer are distributed with respect to the shares of Lilly Stock through a spin-off or other extraordinary distribution, the Committee shall make such adjustments as it determines appropriate in the number of shares of Lilly Stock that may be issued or transferred in the future under Sections 4(a), 5(f) and (g), 6(f), ~~7(e),~~ and 9(d)~~, and 10(c)~~. The Committee shall also adjust as it determines appropriate the number of shares and Option Price or base price as applicable in outstanding Grants made before the event.

5. Stock Option Grants to Eligible Employees.

The Committee may grant to Eligible Employees options qualifying as incentive stock options under the Code ("Incentive Stock Options"), other forms of tax-favored stock options under the Code, and nonqualified stock options (collectively, "Stock Options"). The Committee shall determine the terms and conditions applicable to Stock Options granted to Eligible Employees consistent with the following:

(a) *Option Price.* The Committee shall determine the price or prices at which Lilly Stock may be purchased by the Grantee under a Stock Option ("Option Price") which shall be not less than the fair market value of Lilly Stock on the date the Stock Option is granted (the "Grant Date"). In the Committee's discretion, the Grant Date of a Stock Option may be established as the date on which Committee action approving the Stock Option is taken or any later date specified by the Committee. Once established, the Option Price may not be reduced except in the case of adjustments under Section 4(b).

(b) *Option Exercise Period.* The Committee shall determine the option exercise period of each Stock Option. The period shall not exceed ten years from the Grant Date in the case of an Incentive Stock Option, and eleven years in the case of any other Stock Option.

(c) *Exercise of Option.* A Stock Option will be deemed exercised by a Grantee upon delivery of (i) a notice of exercise to the Company or its representative as designated by the Committee, and (ii) accompanying payment of the Option Price if the Stock Option requires such payment at the time of exercise. The notice of exercise, once delivered, shall be irrevocable.

(d) *Satisfaction of Option Price.* A Stock Option may require payment of the Option Price upon exercise or may specify a period not to exceed 30 days following exercise within which payment must be made ("Payment Period"). The Grantee shall pay or cause to be paid the Option Price in cash, or with the Committee's permission, by delivering (or providing adequate evidence of ownership of) shares of Lilly Stock already owned by the Grantee and having a fair market value on the date of exercise equal to the Option Price, or a combination of cash and such shares. If the Grantee fails to pay the Option Price within the Payment Period, the Committee shall have the right to take whatever action it deems appropriate, including voiding the option exercise or voiding that part of the Stock Option for which payment was not timely received. The Company shall not deliver shares of Lilly Stock upon exercise of a Stock Option until the Option Price and any required withholding tax are fully paid.

(e) *Share Withholding.* With respect to any Stock Option, the Committee may, in its discretion and subject to such rules as the Committee may adopt, permit or require the Grantee to satisfy, in whole or in part, any withholding tax obligation which may arise in connection with the exercise of the nonqualified option by having the Company withhold shares of Lilly Stock having a fair market value equal to the amount of the withholding tax.

(f) *Limits on Individual Grants.* No individual Grantee may be granted Stock Options or Stock Appreciation Rights, considered together, under the 2002 Plan for more than ~~2,500,000~~ 3,500,000 shares of Lilly Stock in any period of three consecutive calendar years.

(g) *Limits on Incentive Stock Options.* The aggregate fair market value of the stock covered by Incentive Stock Options granted under the 2002 Plan or any other stock option plan of the Company or any subsidiary or parent of the Company that become exercisable for the first time by any employee in any calendar year shall not exceed $100,000 (or such other limit as may be established by the Code). The aggregate fair market value for this purpose will be determined at the Grant Date. An Incentive Stock Option shall not be granted to any Eligible Employee who, on the Grant Date, owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any subsidiary or parent of the Company. Not more than

3~~6~~0,000,000 shares of Lilly Stock may be issued or transferred under the 2002 Plan in the form of Incentive Stock Options.

6. Performance Awards to Eligible Employees.
The Committee may grant to Eligible Employees Performance Awards, which shall be denominated at the time of grant ~~either~~ in shares of Lilly Stock ~~("Stock Performance Awards") or in dollar amounts ("Dollar Performance Awards")~~. Payment under a ~~Stock~~ Performance Award ~~or a Dollar Performance Award~~ shall be made, at the discretion of the Committee, in shares of Lilly Stock ("Performance Shares"), or in cash or in any combination thereof, if the financial or market performance of the Company or any subsidiary, division, or other unit of the Company ("Business Unit") selected by the Committee meets certain ~~financial~~ goals established by the Committee for the Award Period. The following provisions are applicable to Performance Awards:

(a) *Award Period.* The Committee shall determine and include in the Grant the period of time (which shall be four or more consecutive fiscal quarters) for which a Performance Award is made ("Award Period"). Grants of Performance Awards need not be uniform with respect to the length of the Award Period. Award Periods for different Grants may overlap. A Performance Award may not be granted for a given Award Period after one half (1/2) or more of such period has elapsed, or in the case of an Award intended to be qualified under Section 162(m) of the Code, after 90 days or more of such period has elapsed.

(b) *Performance Goals and Payment.* Before a Grant is made, the Committee shall establish objectives ("Performance Goals") that must be met by the Business Unit during the Award Period as a condition to payment being made under the Performance Award. The Performance Goals, which must be set out in the Grant, are limited to earnings per share; divisional income; net income; return on equity; sales; divisional sales; economic value added (EVA); market value added (MVA); any of the foregoing before the effect of acquisitions, divestitures, accounting changes, ~~and~~ restructuring and special charges, and other unusual gains or losses (determined according to criteria established by the Committee at or within 90 days after the time of grant); total shareholder return; or stock price goals. The Committee shall also set forth in the Grant the number of Performance Shares ~~or the amount of payment~~ to be made under a Performance Award if the Performance Goals are met or exceeded, including the fixing of a maximum payment (subject to Section 6(f)).

(c) *Computation of Payment.* After an Award Period, the ~~financial~~ performance of the Business Unit during the period shall be measured against the Performance Goals. ~~If the minimum Performance Goals are not met, no payment shall be made under a Performance Award. If the minimum Performance Goals are met or exceeded, p~~ Prior to payment the Committee shall certify ~~that fact~~ in writing as to the performance achieved against the Performance Goals and certify the number of Performance Shares, if any, or the amount of payment, if any, to be made under a Performance Award in accordance with the grant for each Grantee. The Committee, in its sole discretion, may elect to pay part or all of the Performance Award in cash in lieu of issuing or transferring Performance Shares. The cash payment shall be based on the fair market value of Lilly Stock on the date of payment (subject to Section 6(f)). The Company shall promptly notify each Grantee of the number of Performance Shares and the amount of cash, if any, he or she is to receive.

(d) *Revisions for Significant Events.* At any time before payment is made, the Committee may revise the Performance Goals and the computation of payment if unusual events occur during an Award Period which have a substantial effect on the Performance Goals and which in the judgment of the Committee make the application of the Performance Goals unfair unless a revision is made; *provided, however,* that no such revision shall be permissible with respect to a Performance Award intended to qualify for exemption under Section 162(m) of the Code, except that the Committee (i) may provide in the terms of any such Performance Award that revisions to the Performance Goals shall be made on a non-discretionary basis upon the occurrence of one or more specific objective events, the occurrence of which are substantially uncertain at the time of grant, and (ii) may in its discretion make a revision with respect to such Performance Award that results in a lesser payment than would have occurred without the revision or in no payment at all.

(e) *Requirement of Employment.* To be entitled to receive payment under a Performance Award, a Grantee must remain in the employment of the Company to the end of the Award Period, except that the Committee may provide for partial or complete exceptions to this requirement as it deems equitable in its sole discretion, consistent with maintaining the exemption under Section 162(m) of the Code. The Committee may impose additional conditions on the Grantee's entitlement to receive payment under a Performance Award.

(f) *Maximum Payments.* ~~(i)~~ No individual may receive Performance Award payments in respect of ~~Stock~~ Performance Awards in excess of ~~100~~600,000 shares of Lilly Stock in any calendar year ~~or payments in respect of Dollar Performance Awards in excess of $8,000,000 in any calendar year~~. For purposes of determining the maximum payment under this subsection, payment in cash of all or part of a ~~Stock~~ Performance Award will be deemed an issuance of the number of shares with respect to which such cash payment is made. ~~No individual may receive both a Stock Performance Award and a Dollar Performance Award for the same Award Period.~~

~~(ii) Not more than 18,000,000 shares of Lilly Stock may be issued or transferred under the 2002 Plan in the form of Performance Awards.~~

7. Restricted Stock Grants to Eligible Employees.
The Committee may issue or transfer shares of Lilly Stock to an Eligible Employee under a Restricted Stock Grant. Upon the issuance or transfer, the Grantee shall be entitled to vote the shares and to receive any dividends paid. The following provisions are applicable to Restricted Stock Grants:

(a) *Requirement of Employment.* If the Grantee's employment terminates during the period designated in the Grant as the "Restriction Period," the Restricted Stock Grant terminates and the shares immediately revert to the

Company. However, the Committee may provide for partial or complete exceptions to this requirement as it deems equitable.

(b) *Restrictions on Transfer.* During the Restriction Period, a Grantee may not sell, assign, transfer, pledge, or otherwise dispose of the shares of Lilly Stock except to a Successor Grantee under Section 13(a). Each certificate for shares issued or transferred under a Restricted Stock Grant shall be held in escrow by the Company until the expiration of the Restriction Period.

(c) *Withholding Tax.* Before delivering the certificate for shares of Lilly Stock to the Grantee, Lilly may require the Grantee to pay to the Company any required withholding tax. The Committee may, in its discretion and subject to such rules as the Committee may adopt, permit or require the Grantee to satisfy, in whole or in part, any withholding tax requirement by having the Company withhold shares of Lilly Stock from the Grant having a fair market value equal to the amount of the withholding tax. In the event the Grantee fails to pay the withholding tax within the time period specified in the Grant, the Committee may take whatever action it deems appropriate, including withholding or selling sufficient shares from the Grant to pay the tax and assessing interest or late fees to the Grantee.

(d) *Lapse of Restrictions.* All restrictions imposed under the Restricted Stock Grant shall lapse (i) upon the expiration of the Restriction Period if all conditions stated in Sections 7(a), (b) and (c) have been met or (ii) as provided under Section 12(a)(ii). The Grantee shall then be entitled to delivery of the certificate.

~~(e) *Total Number of Shares Granted.* Not more than 3,000,000 shares of Lilly Stock may be issued or transferred under the 2002 Plan in the form of Restricted Stock Grants and Stock Unit Awards, considered together.~~

8. Stock Option Grants to Nonemployee Directors

The Board may grant Stock Options to Nonemployee Directors and may determine the terms and conditions applicable to such Stock Options consistent with the following provisions:

(a) *Option Price.* The Board shall determine the price or prices at which Lilly Stock may be purchased by the Nonemployee Director under a Stock Option ("Option Price") which shall be not less than the fair market value of Lilly Stock on the date the Stock Option is granted (the "Grant Date"). In the Board's discretion, the Grant Date of a Stock Option may be established as the date on which Board action approving the Stock Option is taken or any later date specified by the Board. Once established, the Option Price may not be reduced except in the case of adjustments under Section 4(b).

(b) *Option Exercise Period.* The Board shall determine the option exercise period of each Stock Option. The period shall not exceed ten years from the Grant Date. Unless the Board shall otherwise expressly provide in a Stock Option agreement, in the event a Grantee's service on the Board is terminated, any Stock Option held by such Grantee shall remain exercisable for five years after such termination (or until the end of the option exercise period, if earlier). In the event a Nonemployee Director is removed from the Board for "cause" (as determined in accordance with applicable state law and the Articles of Incorporation of Lilly), any Stock Option held by that Nonemployee Director shall terminate immediately.

(c) *Exercise of Option.* A Stock Option will be deemed exercised by a Nonemployee Director upon delivery of (i) a notice of exercise to Lilly or its representative as designated by the Board, and (ii) accompanying payment of the Option Price if the Stock Option requires such payment at the time of exercise. The notice of exercise, once delivered, shall be irrevocable.

(d) *Satisfaction of Option Price.* A Stock Option may require payment of the Option Price upon exercise or may specify a period not to exceed 30 days following exercise within which payment must be made ("Payment Period"). The Grantee shall pay or cause to be paid the Option Price in cash, or with the Board's permission, by delivering (or providing adequate evidence of ownership of) shares of Lilly Stock already owned by the Grantee and having a fair market value on the date of exercise equal to the Option Price, or a combination of cash and such shares. If the Grantee fails to pay the Option Price within the Payment Period, the Board shall have the right to take whatever action it deems appropriate, including voiding the option exercise or voiding that part of the Stock Option for which payment was not timely received. Lilly shall not deliver shares of Lilly Stock upon exercise of a Stock Option until the Option Price and any required withholding tax are fully paid.

9. Stock Appreciation Rights to Eligible Employees.

The Committee may grant Stock Appreciation Rights to Eligible Employees. A Stock Appreciation Right is an award in the form of a right to receive, upon exercise or settlement of the right but without other payment, an amount based on appreciation in the fair market value of shares of Lilly Stock over a base price established for the Award. Stock Appreciation Rights shall be settled or exercisable at such time or times and upon conditions as may be approved by the Committee, provided that the Committee may accelerate the settlement or exercisability of a Stock Appreciation Right at any time. The following provisions are applicable to Stock Appreciation Rights:

(a) *Freestanding Stock Appreciation Rights.* A Stock Appreciation Right may be granted without any related Stock Option, and in such case, will be settled or exercisable at such time or times as determined by the Committee, but in no event after eleven years from the Grant Date. The Committee shall determine the base price of a Stock Appreciation Right granted without any related Option, provided, however, that such base price per share shall not be less than the fair market value of Lilly Stock on the Grant Date.

(b) *Tandem Stock Appreciation Rights.* A Stock Appreciation Right may be granted in connection with a Stock Option, either at the time of grant or at any time thereafter during the term of the Stock Option. A Stock Appreciation Right granted in connection with a Stock Option will entitle the holder, upon exercise, to surrender the Stock Option or any portion thereof to the extent unexercised, with respect to the number of shares as to which such Stock Appreciation Right is exercised, and to receive payment of an amount computed as described in Section

9(c). The Stock Option will, to the extent and when surrendered, cease to be exercisable. A Stock Appreciation Right granted in connection with a Stock Option hereunder will have a base price per share equal to the per share exercise price of the Stock Option, will be exercisable at such time or times, and only to the extent, that the related Stock Option is exercisable, and will expire no later than the related Stock Option expires. If a related Stock Option is exercised in whole or in part, then the SAR related to the shares purchased terminates as of the date of such exercise.

(c) *Payment of Stock Appreciation Rights.* A Stock Appreciation Right will entitle the holder, upon settlement or exercise, as applicable, to receive payment of an amount determined by multiplying: (i) the excess of the fair market value of a share of Lilly Stock on the date of settlement or exercise of the Stock Appreciation Right over the base price of the Stock Appreciation Right, by (ii) the number of shares as to which the Stock Appreciation Right is settled or exercised. Payment of the amount determined under the foregoing will be made in shares of Lilly Stock valued at their fair market value on the date of settlement or exercise, as applicable, subject to applicable tax withholding requirements.

(d) *Limits on Individual Grants.* No individual Grantee may be granted Stock Options or Stock Appreciation Rights, considered together, under the 2002 Plan for more than ~~2,500,000~~ 3,500,000 shares of Lilly Stock in any period of three consecutive calendar years.

(e) *Share Withholding.* With respect to any Stock Appreciation Right, the Committee may, in its discretion and subject to such rules as the Committee may adopt, permit or require the Grantee to satisfy, in whole or in part, any withholding tax obligation which may arise in connection with the exercise or settlement of the right by having the Company withhold shares of Lilly Stock having a fair market value equal to the amount of the withholding tax.

10. Stock Unit Awards to Eligible Employees.

The Committee may grant Stock Unit Awards to Eligible Employees. A Stock Unit Award is an award of a number of hypothetical share units with respect to shares of Lilly Stock that are granted subject to such vesting and transfer restrictions and conditions of payment as the Committee shall determine and set forth in an award agreement. The value of each unit under a Stock Unit Award is equal to the fair market value of the Lilly Stock on any applicable date of determination. A Stock Unit Award shall be subject to such restrictions and conditions as the Committee shall determine. A Stock Unit Award may be granted, at the discretion of the Committee, together with a dividend equivalent right with respect to the same number of shares of Lilly Stock. The following provisions are applicable to Stock Unit Awards:

(a) *Vesting of Stock Unit Awards.* On the Grant Date, the Committee shall determine any vesting requirements with respect to a Stock Unit Award, which shall be set forth in the award agreement, provided that the Committee may accelerate the vesting of a Stock Unit Award at any time. Vesting requirements may be based on the continued employment of the Grantee with the Company for a specified time period or periods. Vesting requirements may also be based on the attainment of specified performance goals or measures established by the Committee. A Stock Unit Award may also be granted on a fully vested basis, with a deferred payment date.

(b) *Payment of Stock Unit Awards.* A Stock Unit Award shall become payable to a Grantee at the time or times determined by the Committee and set forth in the award agreement, which may be upon or following the vesting of the award. The payment with respect to each share unit under a Stock Unit Award shall be determined by reference to the fair market value of Lilly Stock on each applicable payment date. Payment will be made in shares of Lilly Stock or cash at the discretion of the Committee~~, subject to applicable tax withholding requirements~~.

~~(c) *Total Number of Shares Granted.* Not more than 3,000,000 shares of Lilly Stock may be issued or transferred under the 2002 Plan in the form of Restricted Stock Grants and Stock Unit Awards, considered together.~~

~~(d)~~ (c) *Share Withholding.* With respect to any Stock Unit Award, the Committee may, in its discretion and subject to such rules as the Committee may adopt, permit or require the Grantee to satisfy, in whole or in part, any withholding tax obligation which may arise in connection with the payment of the award by having the Company withhold shares of Lilly Stock having a fair market value equal to the amount of the withholding tax.

11. Amendment and Termination of the 2002 Plan.

(a) *Amendment.* The Board may amend or terminate the 2002 Plan, but no amendment shall (i) allow the repricing of Stock Options or Stock Appreciation Rights at a price below the original Option Price or base price as applicable; (ii) allow the grant of Stock Options or Stock Appreciation Rights at an Option Price (or base price as applicable) below the fair market value of Lilly Stock on the Grant Date; (iii) increase the number of shares authorized for issuance or transfer pursuant to Section~~s~~ 4(a)~~, 6(f)(ii), 7(e), or 10(c)~~; or (iv) increase the maximum limitations on the number of shares subject to Grants imposed under Sections 5(f), 5(g), 6(f)~~(i)~~, or 9(d), unless in any case such amendment receives approval of the shareholders of the Company.

(b) *Termination of 2002 Plan; Resubmission to Shareholders.* The 2002 Plan shall remain in effect until April ~~14~~20, 2020~~2012~~ or until earlier terminated by the Board. To the extent required under Section 162(m) of the Code, the material terms of the 2002 Plan will be submitted to the shareholders of the Company for reapproval not later than the annual meeting of shareholders that occurs in ~~2007~~ 2013 if the Plan has not been terminated at that time.

(c) *Termination and Amendment of Outstanding Grants.* A termination or amendment of the 2002 Plan that occurs after a Grant is made shall not result in the termination or amendment of the Grant unless the Grantee consents or unless the Committee acts under Section 13(e). The termination of the 2002 Plan shall not impair the power and authority of the Committee with respect to outstanding Grants. Whether or not the 2002 Plan has terminated, an outstanding Grant may be terminated or amended under Section 13(e) or may be amended (i) by agreement of the Company and the Grantee consistent with the 2002 Plan or (ii) by action of the Committee provided that the amendment is consistent with the 2002 Plan and is found by the Committee not to impair the rights of the Grantee under the Grant.

12. Change in Control.

(a) *Effect on Grants.* The Committee may provide in the agreement relating to a Grant or at any later date, that upon the occurrence of a Change in Control (as defined below) the following shall occur:

(i) In the case of Stock Options, each outstanding Stock Option that is not then fully exercisable shall automatically become fully exercisable and shall remain so for the period permitted in the agreement relating to the Grant;

(ii) The Restriction Period on all outstanding Restricted Stock Grants shall automatically expire and all restrictions imposed under such Restricted Stock Grants shall immediately lapse;

(iii) Each Grantee of a Performance Award for an Award Period that has not been completed at the time of the Change in Control shall be deemed to have earned a minimum Performance Award equal to the product of (y) such Grantee's maximum award opportunity for such Performance Award, and (z) a fraction, the numerator of which is the number of full and partial months that have elapsed since the beginning of such Award Period to the date on which the Change in Control occurs, and the denominator of which is the total number of months in such Award Period; *provided, however,* that nothing in this subsection shall prejudice the right of the Grantee to receive a larger payment under such Performance Award pursuant to the terms of the Award or under any other plan of the Company;

(iv) Each outstanding Stock Appreciation Right that is not then fully exercisable shall automatically become fully exercisable and shall remain so for the period permitted in the agreement relating to the Grant; and

(v) Each outstanding Stock Unit Award shall fully and immediately vest and become payable.

(b) *Change in Control.* For purposes of the 2002 Plan, a Change in Control shall mean the happening of any of the following events:

(i) The acquisition by any "person," as that term is used in Sections 13(d) and 14(d) of the 1934 Act (other than (w) the Company, (x) any subsidiary of the Company, (y) any employee benefit plan or employee stock plan of the Company or a subsidiary of the Company or any trustee or fiduciary with respect to any such plan when acting in that capacity, or (z) Lilly Endowment, Inc.,) of "beneficial ownership," as defined in Rule 13d-3 under the 1934 Act, directly or indirectly, of 15 percent or more of the shares of the Company's capital stock the holders of which have general voting power under ordinary circumstances to elect at least a majority of the Board of Directors of the Company (or which would have such voting power but for the application of the Indiana Control Share Statute) ("Voting Stock"); provided, however, that an acquisition of Voting Stock directly from the Company shall not constitute a Change in Control;

(ii) The first day on which less than two-thirds of the total membership of the Board of Directors of the Company shall be Continuing Directors (as that term is defined in Article 13(f) of the Company's Articles of Incorporation);

(iii) Consummation of a merger, share exchange, or consolidation of the Company (a "Transaction"), other than a Transaction which would result in the Voting Stock of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50 percent of the Voting Stock of the Company or such surviving entity immediately after such Transaction; or

(iv) A complete liquidation of the Company or a sale or disposition of all or substantially all the assets of the Company, other than a sale or disposition of assets to any subsidiary of the Company.

13. General Provisions.

(a) *Prohibitions Against Transfer.* (i) Except as provided in part (ii) of this subparagraph, during a Grantee's lifetime, only the Grantee or his or her authorized legal representative may exercise rights under a Grant. Such persons may not transfer those rights. The rights under a Grant may not be disposed of by transfer, alienation, pledge, encumbrance, assignment, or any other means, whether voluntary, involuntary, or by operation of law, and any such attempted disposition shall be void; provided, however, that when a Grantee dies, the personal representative or other person entitled under a Grant under the 2002 Plan to succeed to the rights of the Grantee ("Successor Grantee") may exercise the rights. A Successor Grantee must furnish proof satisfactory to the Company of his or her right to receive the Grant under the Grantee's will or under the applicable laws of descent and distribution.

(ii) Notwithstanding the foregoing, the Committee may, in its discretion and subject to such limitations and conditions as the Committee deems appropriate, grant nonqualified stock options (or amend previously-granted options) on terms which permit the Grantee to transfer all or part of the stock option, for estate or tax planning purposes or for donative purposes, and without consideration, to a member of the Grantee's immediate family (as defined by the Committee), a trust for the exclusive benefit of such immediate family members, or a partnership, corporation, limited liability company or similar entity the equity interests of which are owned exclusively by the Grantee and/or one or more members of his or her immediate family. No such stock option or any other Grant shall be transferable incident to divorce. Subsequent transfers of a stock option transferred under this part (ii) shall be prohibited except for transfers to a Successor Grantee upon the death of the transferee.

(b) *Substitute Grants.* In the event of a business combination in which another corporation is combined with the Company by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation in which the Company is the surviving entity, the Committee may make Grants to individuals who are or were employees, directors, or consultants to such other corporation in substitution for stock options, performance awards, restricted stock grant, stock appreciation rights, or stock unit awards granted to such individuals by such other corporation that are outstanding at the time of the business combination ("Substituted Stock Incentives"). The terms and conditions of the substitute Grants may vary from the terms and conditions that would otherwise be required by the 2002 Plan and from those of the Substituted Stock Incentives. The Committee shall prescribe the exact provisions of the substitute Grants, preserving where practical the provisions of the Substituted Stock Incentives. The Committee shall also determine the number of shares of Lilly Stock to be taken into account under Section 4.

(c) *Subsidiaries.* The term "subsidiary" means a corporation, limited liability company or similar form of entity of which Eli Lilly and Company owns directly or indirectly 50 percent or more of the voting power.

(d) *Fractional Shares.* Fractional shares shall not be issued or transferred under a Grant, but the Committee may pay cash in lieu of a fraction or round the fraction.

(e) *Compliance with Law.* The 2002 Plan, the exercise of Grants, and the obligations of the Company to issue or transfer shares of Lilly Stock under Grants shall be subject to all applicable laws and regulations and to approvals by any governmental or regulatory agency as may be required. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory law or government regulation. The Committee may also adopt rules regarding the withholding of taxes on payment to Grantees.

(f) *Ownership of Stock.* A Grantee or Successor Grantee shall have no rights as a shareholder of the Company with respect to any shares of Lilly Stock covered by a Grant until the shares are issued or transferred to the Grantee or Successor Grantee on the Company's books.

(g) *No Right to Employment or to Future Grants.* The 2002 Plan and the Grants under it shall not confer upon any Eligible Employee or Grantee the right to continue in the employment of the Company or as a member of the Board or affect in any way (i) the right of the Company to terminate the employment of an Eligible Employee or Grantee at any time, with or without notice or cause, or (ii) any right of the Company or its shareholders to terminate the Grantee's service on the Board. Neither the status of an individual as an Eligible Employee nor the receipt of one or more Grants by a Grantee shall confer upon the Eligible Employee or Grantee any rights to future Grants.

(h) *Foreign Jurisdictions.* The Committee may adopt, amend, and terminate such arrangements and make such Grants, not inconsistent with the intent of the 2002 Plan, as it may deem necessary or desirable to make available tax or other benefits of the laws of foreign jurisdictions to Grantees who are subject to such laws. The terms and conditions of such foreign Grants may vary from the terms and conditions that would otherwise be required by the 2002 Plan.

(i) *Governing Law.* The 2002 Plan and all Grants made under it shall be governed by and interpreted in accordance with the laws of the State of Indiana, regardless of the laws that might otherwise govern under applicable Indiana conflict-of-laws principles.

(j) *Effective Date of the Amended 2002 Plan.* The amended 2002 Plan is effective upon its approval by the Company's shareholders at the annual meeting to be held on April ~~15~~21, 2008~~2~~, or any adjournment of the meeting.

* * *

Senior Management

Sidney Taurel
Chairman of the Board and Chief Executive Officer [1]

John C. Lechleiter, Ph.D.
President and Chief Operating Officer [1]

E. Paul Ahern, Ph.D.
Vice President, Global API Manufacturing

Robert A. Armitage
Senior Vice President and General Counsel

Robert W. Armstrong, Ph.D.
Vice President, Global External Research and Development

Alex M. Azar II
Senior Vice President, Corporate Affairs and Communications

Alan Breier, M.D.
Vice President, Medical, and Chief Medical Officer

Thomas F. Bumol, Ph.D.
Vice President, Biotech Discovery Research and President, Applied Molecular Evolution

Bryce D. Carmine
President, Global Product Development [2]

William W. Chin, M.D.
Vice President, Discovery Research and Clinical Investigation

Deirdre P. Connelly
President, U.S. Operations

Newton F. Crenshaw
President and General Manager, Lilly Japan

Maria Crowe
Vice President, Manufacturing, Americas Drug Products

Andrew M. Dahlem, Ph.D.
Vice President, LRL Operations and Lilly Research Laboratories, Europe

Frank M. Deane, Ph.D.
President, Manufacturing Operations

Alecia A. DeCoudreaux
Vice President and General Counsel, Lilly USA

J. Carmel Egan, Ph.D.
Vice President, Project Management

Timothy R. Franson, M.D.
Vice President, Global Regulatory Affairs

Thomas W. Grein
Vice President and Treasurer

Simon N. R. Harford
Vice President and Controller

William F. Heath, Ph.D.
Executive Director, Bioproduct Research and Development [3]

Michael C. Heim
Vice President and Chief Information Officer

Abbas S. Hussain
President, European Operations

Peter J. Johnson
Executive Director, Corporate Strategy

Elizabeth H. Klimes
Vice President, Six Sigma

Patricia A. Martin
Vice President, Global Diversity

W. Darin Moody
Vice President, Corporate Engineering and Continuous Improvement

Anthony J. Murphy, Ph.D.
Senior Vice President, Human Resources

Anne Nobles
Vice President, Compliance and Enterprise Risk Management

Steven M. Paul, M.D.
Executive Vice President, Science and Technology, and President, Lilly Research Laboratories

Richard D. Pilnik
Group Vice President and Chief Marketing Officer

Derica W. Rice
Senior Vice President and Chief Financial Officer

Gino Santini
Senior Vice President, Corporate Strategy and Business Development

Jeffrey N. Simmons
President, Elanco Animal Health

Sharon L. Sullivan
Vice President, Human Resources, Global Compensation and HR Services

Lorenzo Tallarigo, M.D.
President, International Operations [4]

Jacques Tapiero
President, Intercontinental Operations

Albertus J. van den Bergh
Vice President, Global Customer Solutions [5]

Thomas R. Verhoeven, Ph.D.
Vice President, Product Research and Development [6]

Fionnuala Walsh, Ph.D.
Vice President, Quality

James A. Ward
Vice President and Chief Procurement Officer

Andreas F. Witzel
Vice President, Manufacturing, European and Asian Drug Product

Board of Directors

Sidney Taurel
Chairman of the Board and Chief Executive Officer [1]

John C. Lechleiter, Ph.D.
President and Chief Operating Officer [1]

Sir Winfried Bischoff
Chairman, Citigroup Inc.

J. Michael Cook
Retired Chairman and Chief Executive Officer, Deloitte & Touche LLP

Michael L. Eskew
Former Chairman and Chief Executive Officer, United Parcel Service, Inc. [7]

Martin S. Feldstein, Ph.D.
President and Chief Executive Officer, National Bureau of Economic Research, and George F. Baker Professor of Economics, Harvard University

George M.C. Fisher
Former Chairman of the Board and Chief Executive Officer, Motorola, Inc. and Eastman Kodak Company [8]

J. Erik Fyrwald
Group Vice President, DuPont Agriculture & Nutrition

Alfred G. Gilman, M.D., Ph.D.
Executive Vice President for Academic Affairs and Provost, The University of Texas Southwestern Medical Center at Dallas; Dean, Southwestern Medical School; and Regental Professor of Pharmacology and Director of the Cecil and Ida Green Center for Molecular, Computational, and Systems Biology, The University of Texas Southwestern Medical Center

Karen N. Horn, Ph.D.
Retired President, Private Client Services, and Managing Director, Marsh, Inc.

Ellen R. Marram
President, The Barnegat Group LLC

Franklyn G. Prendergast, M.D., Ph.D.
Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics, Mayo Medical School; Director, Mayo Clinic Center for Individualized Medicine; and Director Emeritus, Mayo Clinic Cancer Center

Kathi P. Seifert
Retired Executive Vice President, Kimberly-Clark Corporation

Notes

[1] *Taurel will retire as chief executive officer effective March 31, 2008, and as chairman of the board effective December 31, 2008. Effective April 1, 2008, Lechleiter will assume the role of president and chief executive officer.*
[2] *Effective April 1, 2008, Carmine will assume the role of executive vice president, global marketing and sales.*
[3] *Effective April 1, 2008, Heath will assume the role of vice president, product research and development.*
[4] *Effective March 31, 2008, Tallarigo will retire from the company.*
[5] *Effective March 31, 2008, van den Bergh will retire from the company.*
[6] *Effective April 1, 2008, Verhoeven will assume the role of president, global product development.*
[7] *Eskew was elected to the board February 18, 2008.*
[8] *Fisher will retire from the board effective April 21, 2008.*

Corporate Information

Annual meeting

The annual meeting of shareholders will be held at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, on Monday, April 21, 2008, at 11:00 a.m. EDT. For more information, see the proxy statement section of this report, beginning on page 60.

10-K and 10-Q reports

Paper copies of the company's annual report to the Securities and Exchange Commission on Form 10-K and quarterly reports on Form 10-Q are available upon written request to:

Eli Lilly and Company
P.O. Box 88665
Indianapolis, Indiana 46208-0665

To access these reports more quickly, you can find all of our SEC filings online at: http://investor.lilly.com/edgar.cfm

Stock listings

Eli Lilly and Company common stock is listed on the New York, London, and Swiss stock exchanges. NYSE ticker symbol: LLY. Most newspapers list the stock as "Lilly (Eli) and Co."

CEO and CFO certifications

The company's chief executive officer and chief financial officer have provided all certifications required under Securities and Exchange Commission regulations with respect to the financial information and disclosures in this report. The certifications are available as exhibits to the company's Form 10-K and 10-Q reports.

In addition, the company's chief executive officer has filed with the New York Stock Exchange a certification to the effect that, to the best of his knowledge, the company is in compliance with all corporate governance listing standards of the Exchange.

Transfer agent and registrar

Wells Fargo Shareowner Services
Mailing address:
Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Overnight address:
161 North Concord Exchange
South St. Paul, Minnesota 55075
Telephone: 1-800-833-8699
E-mail: stocktransfer@wellsfargo.com
Internet: http://www.wellsfargo.com/com/shareowner_services

Dividend reinvestment and stock purchase plan

Wells Fargo Shareowner Services administers the Shareowner Service Plus Plan, which allows registered shareholders to purchase additional shares of Lilly common stock through the automatic investment of dividends. The plan also allows registered shareholders and new investors to purchase shares with cash payments, either by check or by automatic deductions from checking or savings accounts. The minimum initial investment for new investors is $1,000. Subsequent investments must be at least $50. The maximum cash investment during any calendar year is $150,000. Please direct inquiries concerning the Shareowner Service Plus Plan to:

Wells Fargo Shareowner Services
Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: 1-800-833-8699

Online delivery of proxy materials

Shareholders may elect to receive annual reports and proxy materials online. This reduces paper mailed to the shareholder's home and saves the company printing and mailing costs. To enroll, go to http://proxyonline.lilly.com and follow the directions provided.

Annual Meeting Admission Ticket

Eli Lilly and Company 2008 Annual Meeting of Shareholders
Monday, April 21, 2008
11 a.m. EDT

Lilly Center Auditorium
Lilly Corporate Center
Indianapolis, Indiana 46285

The top portion of this page will be required for admission to the meeting.

Please write your name and address in the space provided below and present this ticket when you enter the Lilly Center.

A reception (beverages only) will be held from 10:00 a.m. to 10:45 a.m. in the Lilly Center.

Name ____

Address ____

City, State, and Zip Code ________________________________

Detach here



I-465
I-65
I-69
US 31
Meridian Street
I-74
I-70
I-65
I-70
Washington Street
US 40
Lilly
I-74
I-65
I-465



Ohio Street
Market Street
Washington Street
Maryland Street
West Street
Capitol Avenue
Illinois Street
Meridian Street
Pennsylvania Street
Delaware Street
Virginia Avenue
East Street
College Avenue
I-65
I-70
South Street
Missouri Street
Fletcher Ave.
McCarty Street
Lilly
Meridian Street
Madison Avenue
P
I-70
EXIT 79B
EXIT 79B
I-65

Directions and Parking

From I-70 take Exit 79B; follow signs to McCarty Street. Turn right (east) on McCarty Street; go straight into Lilly Corporate Center. You will be directed to parking. **Be sure to take the admission ticket (the top portion of this page) with you to the meeting and leave this parking pass on your dashboard.**

Take the top portion of this page with you to the meeting.

Detach here

Eli Lilly and Company
Annual Meeting of Shareholders
April 21, 2008

Complimentary Parking
Lilly Corporate Center

Please place this identifier on the dashboard of your car as you enter Lilly Corporate Center so it can be clearly seen by security and parking personnel.

Trademarks

Actos®	*(pioglitazone hydrochloride)*
Alimta®	*(pemetrexed disodium)*
Arxxant®	*(ruboxistaurin mesylate)*
Axid®	*(nizatidine)*
Byetta®	*(exenatide injection)*
Ceclor®	*(cefaclor)*
Cialis®	*(tadalafil)*
Coban®	*(monensin sodium), Elanco*
Cymbalta®	*(duloxetine hydrochloride)*
Effient™	*(prasugrel)*
Evista®	*(raloxifene hydrochloride)*
Forteo®	*(teriparatide of recombinant DNA origin)*
Gemzar®	*(gemcitabine hydrochloride)*
Humalog®	*(insulin lispro of recombinant DNA origin)*
Humatrope®	*(somatropin of recombinant DNA origin)*
Humulin®	*(human insulin of recombinant DNA origin)*
Permax®	*(pergolide mesylate)*
Prozac®	*(fluoxetine hydrochloride)*
Prozac® Weekly™	*(fluoxetine hydrochloride)*
ReoPro®	*(abciximab), Centocor*
Rumensin®	*(monensin sodium), Elanco*
Strattera®	*(atomoxetine hydrochloride)*
Surmax®	*(avilamycin), Elanco*
Symbyax®	*(olanzapine/fluoxetine hydrochloride)*
Tylan®	*(tylosin), Elanco*
Vancocin®	*(vancomycin hydrochloride)*
Xigris®	*(drotrecogin alfa [activated])*
Yentreve®	*(duloxetine hydrochloride)*
Zyprexa®	*(olanzapine)*
Zyprexa® Zydis®	*(olanzapine)*

Actos® is a trademark of Takeda Chemical Industries, Ltd.
AIR® is trademark of Alkermes, Inc.
Axid® is a trademark of Reliant Pharmaceuticals, LLC.
Byetta® is a trademark of Amylin Pharmaceuticals, Inc.
Cialis® is a trademark of Lilly ICOS LLC.
EVA® is a trademark of Stern Stewart & Co.
Sarafem® is a trademark of Galen (Chemicals) Limited
Vancocin® is a trademark of ViroPharma Incorporated
Zydis® is a trademark of Cardinal Health.

All trademarks listed above are trademarks of Eli Lilly and Company unless otherwise noted.

For More Information

Lilly corporate responsibility and report of political financial support . . **www.lilly.com/about/citizenship/index.html**
Lilly clinical trials registry . . . . **www.lillytrials.com**
Lilly Grant Office . . . . **www.lillygrantoffice.com**
Multi-drug resistant tuberculosis initiative . . . . **www.lillymdr-tb.com**
Medicare prescription drug coverage . . . . **www.lillymedicareanswers.com**
Pharmaceutical industry patient assistance programs . . . . **www.pparx.org**
Lilly Cares . . . . **www.lillycares.com** or call toll-free **1-800-545-6962**



Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285 USA
www.lilly.com

END